As confidentially submitted to the Securities and Exchange Commission on July 2, 2014
This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

C1 Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida	6022	46-4241720
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	100 5th Street South St. Petersburg, Florida 33701 (877) 266-2265
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Trevor R. Burgess Chief Executive Officer C1 Financial, Inc. 100 5th Street South St. Petersburg, Florida 33701 (877) 266-2265
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Manuel Garciadiaz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Mark Kanaly Lesley H. Solomon Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309 (404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE
Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee
Common Stock, par value $1.00 per share	Shares	$	$	$

(1)	Includes shares which the underwriters have the right to purchase to cover over-allotments.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED      , 2014

IPO PRELIMINARY PROSPECTUS

Shares

C1 Financial, Inc.

Common Stock
$        per share

C1 Financial, Inc. is offering     shares of its common stock.

Prior to this offering, there has been no established public market for our common stock. It is currently estimated that the initial public offering price per share of our common stock will be between $  and $  per share. We have applied to list the common stock on the New York Stock Exchange under the symbol “BNK.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and will therefore be subject to reduced reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to C1 Financial, Inc., before expenses(1)	$	$

(1) We have agreed to reimburse the underwriters for certain additional expenses. See “Underwriting.”

C1 Financial, Inc. has granted the underwriters the right to purchase an additional     shares of common stock to cover over-allotments at the initial public offering price less the underwriting discount.

These securities are not deposits, savings accounts, or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Keefe, Bruyette & Woods A Stifel Company
Raymond James

The date of this prospectus is   , 2014

WYNWOOD BANKING CENTER

C1 Bank

Clients 1st. Community 1st.

Banking by entrepreneurs for entrepreneurs.

Headquarters, St. Petersburg, FL

KEEP
CALM
AND
CARRY
ON

TBBJ Coolest Office Space of 2013

C1 Labs with 7 patent applications

C1 Bank

Main Street, Sarasota, FL

2009

5 locations

C1 Bank Miami Heat Suite, Miami, FL

C1 Bank

Wynwood Arts District, Miami, FL

C1 Bank
2632

Miami HEAT Corporate Partner

HOME STRONG

C1 Bank

2014

29 locations

Our strategy is to "care more and try harder."

Hyde Park, Tampa, FL

C1 Bank

C1 Bank HQ CONFERENCE ROOM QUOTES

"If you owe the bank $100 that's your problem. If you owe the bank $100 million, that's the bank's problem."

J. PAUL GETTY

"There is only one boss. The customer. And he can fire everybody in the company from the chairman on down, simply by spending his money somewhere else."

SAM WALTON

"Perpetual optimism is a force multiplier."

COLIN POWELL

KEEP CALM AND CARRY ON

"Intelligence without ambition is a bird without wings."

THINK

IBM

"Meetings are indispensable when you don't want to do anything."

JOHN KENNETH GALBRAITH

HENRY WADSWORTH LONGFELLOW

"Trust, but verify."

RUSSIAN PROVERB

ABOUT THIS PROSPECTUS

In this prospectus, unless the context suggests otherwise, references to “C1 Financial,” “C1 Financial, Inc.,” the “Company,” “we,” “us” and “our” refer to C1 Financial, Inc., its subsidiaries, including its wholly owned subsidiary, C1 Bank and its predecessor CBM Florida Holding Company, and the “Bank” refers to C1 Bank, formerly known as the Community Bank of Manatee through February 2011 and Community Bank & Co. through April 2012.

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

This prospectus describes the specific details regarding this offering and the terms and conditions of the common stock being offered hereby and the risks of investing in our common stock. You should read this prospectus, any free writing prospectus and the additional information about us described in the section entitled “Where You Can Find More Information” before making your investment decision.

Neither we, nor any of our officers, directors, agents or representatives or underwriters, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

“C1 Bank” and its logos and other trademarks referred to in this prospectus including, A Bank by Entrepreneurs for Entrepreneurs™, Clients 1st™ and Clients 1st. Community 1st™ belong to us. Solely for convenience, we refer to our trademarks in this prospectus without the ™ symbol, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

ii

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years unless we earlier cease to be an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual gross revenues, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt in a three-year period. We may choose to take advantage of some but not all of these reduced regulatory and reporting requirements. We have elected to adopt the reduced disclosure requirements described above for purposes of the registration statement of which this prospectus is a part.

Following this offering, we may continue to take advantage of some or all of the reduced regulatory, accounting and reporting requirements that will be available to us as long as we continue to qualify as an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. While we have elected to retain the ability to delay adopting new or revised accounting standards in the future, at March 31, 2014, December 31, 2013 and December 31, 2012, we had adopted all new accounting standards that could affect the comparability of our financial statements to those of other public entities.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements.

C1 Bank

Our name expresses our ideals to put our Clients 1st and our Community 1st. We are focused on serving the needs of entrepreneurs, tailoring a wide range of relationship banking services to entrepreneurs and their families, including commercial loans and a full line of depository products. We are based in St. Petersburg, Florida and operate from 28 banking centers and one loan production office on the West Coast of Florida and in Miami-Dade and Orange Counties. Now the 20th largest bank in the state of Florida by assets and the 17th largest by equity, having grown both organically and through acquisitions, we are near the top 1% of the fastest growing banks in the country as measured by asset growth, increasing assets from $260 million at December 31, 2009 to $1.4 billion at March 31, 2014.

Why Do Our Clients Bank with Us?

1.
We are a Bank by Entrepreneurs for Entrepreneurs. We believe our team is comprised of people with deep relationships in the communities we serve, with fundamental market and product knowledge and people who can provide sophisticated business advice to Florida’s entrepreneurs. We believe that we care more and that we try harder and that’s why businesses across the state of Florida are switching to C1 Bank. We invest in technology, developing applications to enhance our relationships with our clients and to make us more productive.

2.
We believe we are great at making loans that satisfy the unique needs of our clients. In 2013, we made $418 million in new loan commitments with a focus on businesses and entrepreneurs across the state of Florida. From a $250,000 SBA loan to a $33 million commercial loan — we have the knowledge, sophistication and desire to get deals done quickly and tailored to meet the specific needs of businesses and entrepreneurs.

3.
We believe our deposit accounts are simple and fair. We offer two types of checking accounts for businesses, depending on their needs. Same for families — two easy choices (plus special accounts for seniors and for students). We have 28 banking centers in eight counties as well as online and mobile banking. We believe our fees are fair when we charge them. We even pay clients $5 per month for the first year they bank with us as opposed to our regional and money-center competitors who often charge $5 per month for checking accounts.

4.
We are committed to the communities we serve. We are the Bank of the Tampa Bay Buccaneers, the Bank of the Outback Bowl, the Bank of the Tampa Bay Rowdies and a corporate partner of the Miami HEAT. We volunteer, we give back, and we are committed to being a good corporate citizen. The design of our banking centers is deliberate – saying something about who we are — modern, technology forward and relevant to the communities we serve.

5.
We believe we treat our people right. Our culture is based on passion — for our clients, for technology, for productivity and for being the best at what we do. Recently, we announced an industry leading initiative to pay a living wage and full benefits to all of our employees. We believe that we do the right thing by our employees and that this allows us to attract and retain who we believe to be the very best banking employees.

Our History

While the Bank’s charter dates back to 1995, the modern history of the Bank began in December 2009, in the midst of the recession, when four investors, including our CEO, Trevor Burgess, made a significant recapitalizing investment in Community Bank of Manatee, a small five-branch traditional community bank based in Bradenton, Florida. These investors led the turnaround and transformation of the Bank by instituting the entrepreneurial and service-based culture the Bank enjoys today, changing the name to C1 Bank, and making the following successful strategic acquisitions of challenged Florida banks:

•
First Community Bank of America. On May 31, 2011, we acquired First Community Bank of America, or FCBA, for $10 million in cash, adding approximately $475 million in assets and 11 banking centers, raising our total assets to approximately $750 million and expanding our footprint to 17 locations covering the entire Tampa Bay region.

•
The Palm Bank. On May 31, 2012, we acquired The Palm Bank for $5.5 million in cash, adding approximately $117 million in assets and three banking centers taking us to 21 total locations and expanding our footprint in Tampa.

•
First Community Bank of Southwest Florida. On August 2, 2013, we assumed approximately $247 million in assets and all of the approximately $244 million in deposits of the failed First Community Bank of Southwest Florida from the Federal Deposit Insurance Corporation, or FDIC, as receiver. This transaction raised our total assets to approximately $1.3 billion, total deposits to approximately $1 billion, and total loans to approximately $900 million. Additionally, we acquired all seven of First Community Bank of Southwest Florida’s banking centers to expand our footprint further south on the West Coast of Florida into Ft. Myers, Cape Coral and Bonita Springs.

These acquisitions immediately increased our scale and geographic footprint. We have realized significant synergies as a result of our initiatives to rapidly manage and reduce levels of problem assets, consolidate and improve systems and technology, hire and train key personnel, institute improved uniform lending practices and import our entrepreneurial and service-based culture to drive growth and customer satisfaction. We believe all of these actions, along with material organic growth, have successfully driven stockholder value.

Making It Happen at C1 Bank

We have achieved a number of exciting milestones since December 2009, including:

•	growing our total assets from $260 million at December 31, 2009 to $1.4 billion at March 31, 2014, a compound annual growth rate of 49%;
•
growing non-interest-bearing deposits from $17 million at December 31, 2009 to $226 million at March 31, 2014, a compound annual growth rate of 83%, while growing overall deposits from $219 million to $1.1 billion during the same timeframe, with a compound annual growth rate of 47%;

•
growing new loan origination from $84 million in 2010 to $142 million in 2011 to $202 million in 2012 to $418 million in 2013, which, combined with acquisitions, allowed us to grow our loans by 12%, 165%, 20% and 59%, respectively, during these periods;

•
capitalizing on the investment of our four lead investors who have personally invested nearly $70 million and have attracted approximately $30 million of additional capital (representing 19% of our current ownership) to support the growth of the Bank since December 2009;

•
ranking number one among local banks by number of SBA loans in the Tampa Bay region in 2013 by maximizing our use of the SBA program as a way to boost return on equity for as many owner-occupied loans as possible;

•	hiring a differentiated management team with diverse knowledge and prior experience not typically seen at a community bank;
•
expanding into Miami beginning in January 2013 with a loan production office and then, in January 2014, opening our highly publicized first flagship banking center in Miami’s Wynwood Arts District. As of April 30, 2014, after approximately three months of operation, our Wynwood location had $31 million in deposits and a cost of funds of just ten basis points, the lowest cost of funds of any banking center in our network;

•	attracting and retaining the best talent, including through the community-focused introduction of a living-wage rate of pay for all full-time employees;
•	highlighting the recognition of our CEO, Trevor Burgess, who was named the 2013 Ernst & Young Florida Entrepreneur of the Year in the Financial Services Category;
•
establishing C1 Labs, a technology innovation group within the Bank and filing seven patent applications for financial technology products, which help increase productivity and improve our relationships with our clients;

•	winning the Coolest Office Space in Tampa Bay by the Tampa Bay Business Journal in recognition of our open plan, productivity and technology focused headquarters; and
•	opening on Main Street in Sarasota, by taking a foreclosed property and making it into a flagship, design relevant, banking center.
C1 Market Areas

Our banking operations are concentrated in three of the top six MSAs in the Southeast by population and the three largest business markets in Florida: Tampa Bay, Miami-Dade and Orlando. Our Florida market includes our headquarters in St. Petersburg and 28 banking centers and one loan production office in Pinellas, Hillsborough, Lee, Manatee, Charlotte, Miami-Dade, Pasco, Sarasota and Orange counties. We have chosen to operate in these markets because we believe they will continue to exhibit higher growth rates than other markets across the state.

We have successfully executed our growth initiative through strategic acquisitions and organic growth. Our acquisitions of FCBA, The Palm Bank and First Community Bank of Southwest Florida strengthened our presence in our existing markets, while growing our franchise in surrounding counties. Our recent entry into the Miami-Dade market provides us a platform to further expand into this highly populated market, which is home to many small businesses and entrepreneurs. We entered the Miami-Dade market with a loan production office in January 2013 and were able to originate $154 million in loans in our first year. In January 2014, we closed the loan production office and opened our first Miami banking center with a highly differentiated look and feel in Miami’s Wynwood Arts District. We opened a loan production office in Orlando in 2014 and hired our first full-time commercial lender focused on that market, aiming to replicate our successful Miami strategy.

The following table shows demographic information for our market areas and highlights Florida’s rapid growth compared to the United States as a whole.

Metropolitan Statistical Area	Total Population 2014 (Actual)	Population Change 2010-2014 (%)	Projected Population Change 2014-2019 (%)	Median Household Income 2014 ($)	Projected Household Income Change 2014-2019 (%)
Tampa-St Petersburg-Clearwater, FL	2,886,350	3.70	5.05	43,838	5.22
Cape Coral-Fort Myers	664,763	7.44	8.09	45,237	5.10
North Port-Sarasota-Bradenton	735,292	4.70	5.92	44,770	3.22
Punta Gorda	167,264	4.55	5.82	40,945	2.79
Miami-Fort Lauderdale-West Palm Beach	5,860,668	5.32	6.44	44,967	4.10
Orlando-Kissimmee-Sanford	2,277,414	6.70	7.48	45,240	2.81
Florida	19,654,457	4.54	5.74	44,318	3.82
United States	317,199,353	2.74	3.50	51,579	4.05

Sources: SNL Financial; Bureau of Labor Statistics.

Our Competitive Strengths

Entrepreneurial approach to banking. Entrepreneurial spirit is paramount to our culture. We focus on hiring and training sophisticated bankers who can be trusted advisors to our business clients in stark contrast to what we believe to be the impersonal, transactional approach of many of our competitors. We seek to establish long-term relationships with our clients so that we can customize loans to meet the needs of these entrepreneurs. Fast, local decision making and certainty of execution further differentiate our approach and give us the ability to charge a competitive, yet premium yield on our new loans. By focusing on entrepreneurial clients, we further refine our ability to provide sophisticated and tailored services, which many of our competitors are unable to match. We focus on growing core deposits from businesses and individuals through our extensive banking center network and via our new proprietary technologies, such as our iPad account opening software. At our headquarters we have no individual offices and no secretaries in order to emphasize the importance of productivity, collaboration, speed, the use of technology, and client focus. We have also developed a Management Associate Program in partnership with the University of South Florida to attract and develop the future leaders of the Bank.

Well positioned in a growing and attractive market. The state of Florida is the fourth fastest growing state in the United States. In 2013 alone, Florida’s population increased by almost 190,000 people. Its population has grown from 12.9 million in 1990 to 19.2 million in 2013 and is expected to approach 21 million by 2020. This growth generates job creation, commercial development and housing starts. Our operations are focused in the Tampa Bay area with 27 banking centers in seven contiguous counties along the West Coast of Florida. In addition, we recently opened our first banking center in Miami-Dade, one of the fastest growing market in the state, and have three more banking centers planned to open in Miami-Dade by the end of 2015. We believe our demonstrated ability to successfully grow and our focus on entrepreneurs will give us a competitive advantage in these growing markets.

Differentiated brand positioning. We actively work to position our brand to attract entrepreneurs in four ways. First, we have been able to capture the press and the public’s attention through an aggressive public relations strategy. Second, we are deeply involved in the communities in which we serve, which increases our local market knowledge, grows our relationships with members of the local business community and increases awareness of our brand. Third, we use sports marketing to entertain thousands of existing and potential clients each year and to increase brand awareness and strengthen relationships with existing and potential clients. Fourth, we are focused on a highly differentiated modern and technology-forward design for our banking centers and our headquarters, which makes us stand out from our more traditional, mahogany-laden competitors.

Long-term risk mitigation focus. Our directors and management have invested a material portion of their net worth in the Bank and as a result are acutely focused on risk mitigation and cost discipline. Our experience of turning around four troubled banks was extremely valuable in developing broad risk-mitigation policies and procedures. Having foreclosed on hundreds of loans, we learned a lot about the mistakes made by banks in Florida. We make many decisions to benefit long-term risk reduction, even at the expense of short-term gain, such as:

•
we seek a lower risk profile by actively managing our assets and liabilities. We focus on limiting fixed-rate loans to five years or less and more than 60% of our loans have some variable rate component. We continue to grow core deposits and use Certificates of Deposit and Federal Home Loan Bank, or FHLB, borrowings to extend fixed-rate liabilities. For example, our FHLB borrowings have an average weighted maturity of 37 months as of March 31, 2014;

•	we primarily require properly margined real estate to secure our business loans;
•
we have a complete separation between the lending and credit departments with no individual lending authority at the Bank. All loans over $1 million require consensus of all members of our loan committee; and

•
we liquidated our securities portfolio in 2013 to eliminate mark-to-market interest rate risk in a rising rate environment. Our liquidity therefore largely consists of cash, greatly reducing risk while increasing flexibility to fund loan demand.

Innovative approach to technology. We established C1 Labs as a group of bank employees focused on developing proprietary technology to improve our productivity and enhance our client relationships. For example, our iPad account opening software allows our bankers to open accounts more quickly and accurately than the traditional branch-based method. This software and technology also enables us to open accounts at a client’s office or place of business, or at our banking centers, in under three minutes. In addition, we have an internal tool that empowers our client managers to price loans in real time, in field with a pre-approved, risk-adjusted return-on-equity calculator. With over 3,000 simulations run to date by lenders, this tool allows us to measure incremental risk-adjusted return on equity as well as more closely tie compensation to performance. We believe our technology offers our clients a unique and convenient banking experience that is not available at traditional community banks, which will help drive future loan and deposit growth in the markets we serve. Furthermore, we believe our investments in our technology infrastructure will enable us to support our future growth and reduce long-term operational costs.

We have filed seven non-provisional patent applications in the United States and intend to file additional patent applications on these technologies and others we have in development. We are also exploring the opportunity of licensing these technologies to third parties.

Our Business Strategy

Our strategy is to “care more and try harder.” We strive to enhance stockholder value by:

Growing organically to leverage our brand awareness and expand our loan and deposit market share in Florida, particularly in the high-growth Tampa Bay and Miami-Dade markets by:

•
growing relationships with new clients and enhancing existing relationships by hiring and retaining client managers with deep community ties, deep subject matter expertise and the sophistication to offer valuable business advice and creative solutions to meet the needs of our clients;

•	opening new banking centers including three in Miami-Dade and one on the West Coast of Florida by the end of 2015;
•	opening a loan production office in Orlando in 2014, expanding into one of the fastest growing markets in Florida and the third largest business market after Miami-Dade and Tampa; and
•	hiring, training, and equipping best-in-class client managers to serve the needs of Florida’s entrepreneurs.
Increasing profitability and improving efficiency to increase our return on equity and return on assets by:

•
capitalizing on our established infrastructure to realize economies of scale. Our average assets per employee, for example, have grown from $4.6 million in 2012 to $6.4 million in the first quarter of 2014 (a metric we intend to continue to increase);

•	continuing to invest in technology to drive productivity; and
•
resolving problem loans and selling foreclosed-upon property from acquired banks to reduce costs and to allow those assets to be redeployed into profitable new loans. We work to maximize the outcome of these classified assets by focusing on the recovery of all amounts due under the law including through the collection of deficiency judgments.

Completing strategic acquisitions by building on our track record of successfully acquiring and integrating community banks as follows:

•
analyzing opportunities for acquisition, especially among the 141 Florida banks with less than $750 million in assets at March 31, 2014, 120 of which are located in our target markets outside of the panhandle. We believe these banks are good targets either because of scale or operational challenges, regulatory pressure, management succession issues or stockholder liquidity needs;

•	targeting community banks in our existing markets or in adjacent growth regions of Florida such as the I-4 corridor, Orlando and south Florida; and

•	using the Wall Street experience and background of our CEO and fellow investors in negotiating and structuring acquisitions to increase the overall value of our franchise.
Risks to Consider

Before investing in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.” These risks include, among others, the following:

•
the geographic concentration of our markets makes our business highly susceptible to downturns in the local economies and depressed banking markets, which could be detrimental to our financial condition;

•	we are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance;
•
a return of recessionary conditions could result in increases in our level of nonperforming loans and/or reduce demand for our products and services, which could have an adverse effect on our results of operations;

•
we are currently exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of NYSE rules and, as a result, you will not have the protections afforded by these corporate governance requirements;

•	we are subject to extensive state and federal financial regulation, and compliance with changing requirements may restrict our activities or have an adverse effect on our results of operations;
•	our financial performance will be negatively impacted if we are unable to execute our growth strategy; and
•	the loss of any member of our management team and our inability to make up for such loss with a qualified replacement could harm our business.
Corporate Information

We were incorporated in the state of Florida on June 2, 2013. On December 19, 2013, the Bank’s primary stockholder, CBM Florida Holding Company, or CBM, merged with the Company. Our operations are conducted through C1 Bank which was founded in 1995 under the name Community Bank of Manatee. Our principal executive offices are located at 100 5th Street South, St. Petersburg, Florida, 33701 and our telephone number is (877) 266-2265. We also maintain an Internet site at www.c1bank.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Voting rights	One vote per share

Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1 increase (decrease) in the initial public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $ million (assuming no exercise of the underwriters’ over-allotment option).

We intend to use the net proceeds of this offering for working capital and other general corporate purposes, including to finance our expected growth, fund capital expenditures, or expand our existing business through investments in or acquisitions of other business, although at present we do not have any current plans, arrangements or understandings to make any material capital investments or make any material acquisitions.

Dividend policy	We currently do not intend to pay dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth. See “Dividend Policy.”

Directed share program
The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock being offered by this prospectus for sale to certain of our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing our common stock in the offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Underwriting.”

NYSE listing	We have applied to list our common stock on the New York Stock Exchange under the trading symbol “BNK.”

Risk factors	Investing in our common stock involves risks. Please see the section entitled “Risk Factors” as well as other cautionary statements throughout this prospectus, before investing in shares of our common stock.

Unless we specifically state otherwise, the information in this prospectus does not take into account (i) the for 1 reverse stock split that we intend to effectuate prior to this offering and (ii) the issuance of up to shares of common stock that the underwriters have the option to purchase from C1 Financial solely to cover over-allotments. If the underwriters exercise their over-allotment option in full, shares of common stock will be outstanding after this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our summary consolidated financial data (i) as of and for the three-month period ended March 31, 2014 and 2013 and (ii) as of and for the years ended December 31, 2013 and 2012. The summary consolidated financial data as of and for the years ended December 31, 2013 and 2012 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of and for the three-month period ended March 31, 2014 and 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial and other data does not reflect the for 1 reverse stock split that we intend to effectuate prior to this offering. The unaudited consolidated financial statements include all of our accounts, including the accounts of the Bank, and, in the opinion of management, include all recurring adjustments and normal accruals necessary for a fair presentation of our financial position, results of operations and cash flows for the dates and periods presented.

The Bank acquired FCBA, The Palm Bank and First Community Bank of Southwest Florida on May 31, 2011, May 31, 2012 and August 3, 2013, respectively. Our consolidated financial statements include the financial position, results of operations and cash flows of these acquired banks as of June 1, 2011, June 1, 2012 and August 4, 2013, respectively. Consequently, our results of operations for these periods are not fully comparable.

You should read the information set forth below in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discuss and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical consolidated financial data may not be indicative of our future performance.

	As of and for Three- Month Periods Ended March 31,		As of and for Years Ended December 31,
	2014	2013	2013	2012
	(in thousands, except per share data and ratios)
Statement of Income Data
Interest income	$15,195	$9,619	$48,499	$38,201
Interest expense	2,049	1,349	6,650	6,127
Net interest income	13,146	8,270	41,849	32,074
Provision for loan losses	36	(104)	1,218	2,358
Bargain purchase gain	41	—	13,462	6,235
Gain (loss) on sale of securities	—	—	305	3,035
Total noninterest income	2,040	1,174	21,648	15,051
Total noninterest expense	10,997	9,008	42,637	33,963
Income before income taxes	4,153	540	19,642	10,804
Income tax expense (benefit)	1,627	208	7,652	(2,304)
Net income	2,526	332	11,990	13,108
Per Share Outstanding Data
Net earnings (loss) per share	$0.03	$0.00	$0.15	$0.18
Diluted net earnings (loss) per share	0.03	0.00	0.15	0.18
Common shares outstanding at year or period end (000s)	91,362	74,541	85,519	74,541
Diluted shares outstanding (000s)	91,362	74,806	85,629	74,806
Book value per share	$1.50	$1.30	$1.42	$1.29
Tangible book value per share	1.48	1.30	1.40	1.29
Balance Sheet Data
Cash and due from banks	$240,261	$115,531	$143,452	$77,038
Securities available for sale	938	109,467	—	109,423
Loans receivable, gross	1,044,786	654,141	1,053,029	663,634
Loans originated by C1 Bank (Nonacquired)	629,616	310,801	614,613	301,858
Loans acquired(1)	415,170	343,340	438,416	361,776
Total assets	1,412,871	969,571	1,323,371	938,066
Total deposits	1,115,282	792,561	1,041,043	760,041
Borrowings	153,500	76,500	153,500	78,300
Total liabilities	1,275,955	872,419	1,201,557	841,619

	As of and for Three- Month Periods Ended March 31,		As of and for Years Ended December 31,
	2014	2013	2013	2012
	(in thousands, except per share data and ratios)
Total stockholders’ equity	136,916	97,152	121,814	96,447
Tangible stockholders’ equity	135,336	96,622	120,080	95,828
Capital Ratios
Total capital to risk-weighted assets	12.48%	12.75%	10.97%	12.54%
Tier 1 capital to risk-weighted assets	12.10%	12.21%	10.62%	12.03%
Tier 1 capital to average assets	9.79%	9.99%	9.36%	10.18%
Tier 1 leverage ratio	9.80%	10.01%	9.36%	10.21%
Tangible Common Equity / Tangible Assets	9.59%	9.97%	9.09%	10.22%
Equity / Assets	9.69%	10.02%	9.20%	10.28%
Asset Quality Ratios
Total non-performing loans to loans receivable	2.08%	3.05%	2.26%	3.51%
Total non-performing assets to total assets	4.24%	4.17%	4.90%	4.51%
Total allowance for loan losses to non-performing loans	16.71%	14.97%	14.35%	12.07%
Net charge-offs (recoveries) to total loans	(0.07)%	(0.17)%	0.08%	0.88%
Nonacquired net charge-offs (recoveries) to total nonacquired loans	0.00%	0.00%	0.00%	0.02%
Allowance for loan losses to total loans	0.35%	0.46%	0.32%	0.42%
Allowance for loan losses to nonacquired loans	0.58%	0.96%	0.56%	0.93%
Nonperforming Assets
Nonacquired non-performing assets	$144	$47	$737	$47
Nonaccrual loans	100	—	693	—
OREO(2)	44	47	44	47
Nonacquired restructured loans	—	—	64	—
Nonacquired non-performing assets to nonacquired loans plus OREO	0.02%	0.02%	0.12%	0.02%
Acquired non-performing assets	$59,797	$40,418	$64,094	$42,296
Nonaccrual loans	21,604	19,938	23,089	23,315
OREO	38,193	20,480	41,005	18,980
Acquired restructured loans(3)	927	1,310	916	2,124
Acquired non-performing assets to acquired loans plus OREO	13.19%	11.11%	13.37%	11.11%
Loan Composition
Acquired loans by type:(1)
Owner occupied CRE	$123,677	$105,090	$132,834	$108,971
Non owner occupied CRE	106,250	64,547	111,989	67,643
C&I	30,243	25,651	29,707	29,719
C&D	21,745	18,008	24,049	22,097
1-4 family	114,420	105,942	119,846	108,058
Multifamily	8,673	11,610	9,212	12,326
Consumer and other	10,162	12,492	10,779	12,962
Nonacquired Loans by Type
Owner occupied CRE	68,222	41,225	71,662	47,109
Non owner occupied CRE	266,063	134,216	263,712	127,163
C&I	50,433	39,443	55,804	37,109
C&D	71,144	44,306	66,925	37,322
1-4 family	86,877	41,342	76,392	43,592
Multifamily	51,125	3,144	46,829	3,219
Consumer and other	35,752	7,125	33,289	6,344

	As of and for Three- Month Periods Ended March 31,		As of and for Years Ended December 31,
	2014	2013	2013	2012
	(in thousands, except per share data and ratios)
New loan origination(4)	44,611	22,050	417,567	202,189
Yield on loans	5.77%	5.65%	5.83%	5.78%
Adjusted yield on loans(5)	5.54%	5.45%	5.59%	5.44%
Deposit Composition
Demand	$225,565	$131,118	$194,383	$108,862
NOW	144,648	145,365	138,765	131,562
Money market and savings	379,303	301,814	362,591	277,775
Retail time	336,358	195,608	319,780	218,108
Jumbo time(6)	29,408	18,656	25,524	23,734
Cost of deposits	0.55%	0.57%	0.55%	0.70%
Adjusted cost of deposits(7)	0.57%	0.66%	0.59%	0.80%
Selected Performance Metrics
ROAA	0.74%	0.14%	1.08%	1.50%
ROAE	8.03%	1.38%	11.43%	15.63%
Net interest margin (NIM)	4.37%	4.08%	4.31%	4.03%
Adjusted NIM(8)	4.12%	3.77%	4.02%	3.60%
Efficiency ratio	72.40%	95.40%	67.50%	76.90%
Yield on loans	5.77%	5.65%	5.83%	5.78%
Cost of deposits	0.55%	0.57%	0.55%	0.70%

(1)
Loans not originated under C1 Bank (including loan originated by Community Bank of Manatee before the recapitalization by the four investors in December 2009 and those acquired from First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida).

(2)	OREO means other real estate owned.
(3)
Restructured loans include accruing and nonaccrual troubled debt restructurings. Nonaccrual restructured loans are included in Nonaccrual loans. Acquired restructured loans include restructurings from Community Bank of Manatee only. Restructured loans acquired from First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida were considered Purchased Credit Impaired loans.

(4)	Represents new loan commitments during the periods presented.
(5)	Excludes loan accretion from the acquired loan portfolio.
(6)	Jumbo time deposits include deposits over $250 thousand.
(7)	Excludes amortization of premium for acquired time deposits.
(8)	Excludes loan accretion from the acquired loan portfolio and amortization of premiums for acquired time deposits and Federal Home Loan Bank advances.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial measures included in our selected consolidated financial and other data are not measures of financial performance recognized by GAAP. These non-GAAP financial measures include “adjusted yield on loans,” “adjusted cost of deposits,” “adjusted net interest margin,” “tangible stockholders’ equity,” “tangible book value per share,” “tangible common equity to tangible assets,” and “efficiency ratio.” Our management uses these non-GAAP financial measures in its analysis of our performance:

•
“Adjusted yield on loans” is our yield on loans after excluding loan accretion from our acquired loan portfolio. Our management uses this metric to better assess the impact on purchase accounting over yield on loans, as the effect of loan discounts accretion is expected to decrease as the acquired loans roll off of our balance sheet.

•
“Adjusted cost of deposits” is our cost of deposits after excluding amortization of premium for acquired time deposits. Our management uses this metric to better assess the impact on purchase accounting over cost of deposits, as the effect of amortization of premium related to deposits is expected to decrease as the deposits mature or roll off of our balance sheet.
•
“Adjusted net interest margin” is net interest margin after excluding loan accretion from the acquired loan portfolio and amortization of premiums for acquired time deposits and Federal Home Loan Bank advances. Our management uses this metric to better assess the impact on purchase accounting over net interest margin, as the effect of loan discounts accretion and amortization of premium related to deposits or borrowing is expected to decrease as the acquired loans and deposits mature or roll off of our balance sheet.

•	“Tangible stockholders’ equity” is stockholders’ equity less goodwill and other intangible assets. We have not considered loan servicing rights as an intangible asset for purposes of this calculation.
•
“Tangible book value per share” is defined as total equity reduced by goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. We have not considered loan servicing rights as an intangible asset for purposes of this calculation.

•
“Tangible average equity to tangible average assets” is defined as the ratio of average stockholders’ equity less average goodwill and average other intangible assets, divided by average total assets. This measure is important to investors interested in relative changes from period to period in equity and total assets, each exclusive of changes in intangible assets. We have not considered average loan servicing rights as an intangible asset for purposes of this calculation.

•
“Efficiency ratio” is defined as total noninterest expense divided by the sum of net interest income and noninterest income. This measure is important to investors looking for a measure of efficiency in the Company’s productivity measured by the amount of revenue generated for each dollar spent.

We believe these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures:

	As of and for Three- Month Period Ended March 31,		As of and for Year Ended December 31,
	2014	2013	2013	2012
	(in thousands, except per share data and ratios)
Reported yield on loans	5.77%	5.65%	5.83%	5.78%
Effect of accretion income on acquired loans	0.23%	0.20%	0.24%	0.34%
Adjusted yield on loans	5.54%	5.45%	5.59%	5.44%

Reported cost of deposits	0.55%	0.57%	0.55%	0.70%
Effect of premium amortization on acquired time deposits	(0.02%)	(0.09%)	(0.04%)	(0.10%)
Adjusted cost of deposits	0.57%	0.66%	0.59%	0.80%

Reported net interest margin	4.37%	4.08%	4.31%	4.03%
Effect of accretion income on acquired loans	0.20%	0.16%	0.19%	0.26%
Effect of premium amortization on acquired time deposits and borrowings	0.05%	0.15%	0.10%	0.17%
Adjusted net interest margin	4.12%	3.77%	4.02%	3.60%

Total stockholders’ equity	$136,916	$97,152	$121,814	$96,447
Less:
Goodwill	249	249	249	249

	As of and for Three- Month Period Ended March 31,		As of and for Year Ended December 31,
	2014	2013	2013	2012
	(in thousands, except per share data and ratios)
Other intangible assets	1,331	281	1,485	370
Tangible stockholders’ equity	135,336	96,622	120,080	95,828
Shares outstanding (000s)	91,362	74,541	85,519	74,541
Tangible book value per share	1.48	1.30	1.40	1.29
Average assets	1,381,400	943,817	1,107,798	870,202
Average equity	127,529	97,301	104,919	83,624
Average equity to average assets	9.23%	10.31%	9.47%	9.61%
Average goodwill and other intangible assets	1,669	580	972	459
Tangible average equity to tangible average assets	9.11%	10.25%	9.38%	9.56%

Efficiency ratio
Noninterest expense	10,997	9,008	42,637	33,963
Net interest taxable equivalent income	13,146	8,270	41,849	32,164
Noninterest taxable equivalent income (loss)	2,040	1,174	21,648	15,051
Less gain (loss) on sale of securities	—	—	305	3,035
Adjusted operating revenue	15,186	9,444	63,192	44,180
Efficiency ratio	72.4%	95.4%	67.5%	76.9%

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

The geographic concentration of our markets makes our business highly susceptible to downturns in the local economies and depressed banking markets, which could be detrimental to our financial condition.

Unlike larger financial institutions that are more geographically diversified, we are a banking franchise concentrated in the state of Florida. As of March 31, 2014, approximately 91% of the loans in our loan portfolio were made to borrowers who live and/or conduct business in Florida. Deterioration in local economic conditions in the loan market or in the commercial or industrial real estate market could have a material adverse effect on the quality of our portfolio by eroding the loan-to-value ratio of our portfolio, the demand for our products and services, the ability of borrowers to timely repay loans, the value of the collateral securing loans and our financial condition, results of operations and future prospects. In addition, if the population or income growth in the region is slower than projected, income levels, deposits and real estate development could be adversely affected and could result in the curtailment of our expansion, growth and profitability. If any of these developments were to result in losses that materially and adversely affected the Bank’s capital, we might be subject to regulatory restrictions on operations and growth and to a requirement to raise additional capital.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected.

A return of recessionary conditions could result in increases in our level of nonperforming loans and/or reduced demand for our products and services, which could have an adverse effect on our results of operations.

Economic growth has been slow and uneven, and unemployment levels remain high. Recovery by many businesses has been impaired by lower consumer spending. A return to prolonged deteriorating economic conditions and/or continued negative developments in the domestic and international credit markets could significantly affect the ability of our customers to operate, the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. These events may cause us to incur losses and may adversely affect our financial condition and results of operations.

Our allowance for loan losses and fair value adjustments may prove to be insufficient to absorb losses for our loans that we originated or acquired.

Lending money is a substantial part of our business and each loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

•	cash flow of the borrower and/or the project being financed;

•	the changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;

•	the duration of the loan;

•	the discount on the loan at the time of acquisition, if acquired;

•	the credit history of a particular borrower; and

•	changes in economic and industry conditions.

As of March 31, 2014, December 31, 2013 and December 31, 2012 the allowance for loan losses was $3.6 million, $3.4 million and $2.8 million, respectively. Non-performing loans totaled $21.7 million, $23.8 million and $23.3 million as of March 31, 2014, December 31, 2013 and December 31, 2012, respectively. This total is large for a bank of our size and is primarily the result of our acquisition of several troubled banks. The amount of our allowance for loan losses for these non-performing loans is determined by our management team through periodic reviews. As most non-performing loans related to acquired banks, they were marked to market and recorded at fair value at acquisition with no carryover of the allowance for loan losses. Therefore, our allowance for loan losses mainly reflects the general component allowance for performing loans.

Like all banks, we have developed and applied a methodology for determining, based upon a number of factors – including, for example, historical loss rates and assumptions regarding future losses – the appropriate level of allowance to maintain in respect of possible loan losses. In applying this methodology and determining the appropriate level of the allowance, we inherently face a high degree of subjectivity and are required to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans that we originate, identification of additional problem loans originated by us and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for probable loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and capital and may have a material adverse effect on our financial condition and results of operations. Furthermore, if our methodology or assumptions in determining our allowance for loans losses is not sound, then our allowance for loan losses will not be sufficient to cover our loan losses. See Note 1. Summary of Significant Accounting Policies and Note 5. Loans to our Consolidated Financial Statements for further information about this estimate and our methodology.

Given our limited history and significant portfolio growth, many of our loans may be unseasoned, meaning that many of the loans were originated relatively recently. In particular, as of March 31, 2014, we had $1,045 million in loans outstanding. Approximately 60% of the loans, or $630 million, had been originated in the past four years. Our limited experience with these loans does not provide us with a significant payment history pattern with which to judge future collectability. As a result, it may be difficult to predict the future performance of our loan portfolio. These loans may have delinquency or charge-off levels above our expectations, which could negatively affect our performance.

Our financial performance will be negatively impacted if we are unable to execute our growth strategy.

Our current growth strategy is to grow organically and supplement that growth with select acquisitions. Our ability to grow organically depends primarily on generating loans and deposits of acceptable risk and expense, and we may not be successful in continuing this organic growth. Our ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at a reasonable cost, depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors and changes in banking laws, among other factors. Conversely, if we grow too quickly and are unable to control costs and maintain asset quality, such growth, whether organic or through select acquisitions, could materially and adversely affect our financial condition and results of operations.

The institutions we have acquired, and may acquire in the future, have high levels of distressed assets and we may not be able to realize the value we predict from these assets or accurately estimate the future write-downs taken in respect of these assets.

Delinquencies and losses in the loan portfolios and other assets of financial institutions that we have acquired, and may acquire in the future, may exceed our initial forecasts developed during the due diligence investigation prior to acquiring those institutions. Even if we conduct extensive due diligence on an entity we decide to acquire, this diligence may not reveal all material issues that may affect that particular entity. The diligence process in FDIC-assisted transactions is also expedited due to the short acquisition timeline that is typical for these depository institutions. If, during the diligence process, we fail to identify issues specific to an entity or the environment in which the entity operates, we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that could result in other reporting losses. Moreover, the process of resolving the problem assets that we have acquired takes a significant amount of time. Throughout this process, such problem assets are subject to regular reappraisals, which could lead to write-offs or require us to establish additional allowance for loan losses. Any of these events could adversely affect the financial condition, liquidity, capital position and value of institutions we acquire and of the Company as a whole.

Changes in interest rates could have significant adverse effects on our financial condition and results of operations.

Fluctuations in interest rates could have significant adverse effects on our financial condition and results of operations. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in financial markets in the United States and in other countries. Our net interest income is affected not only by the level and direction of interest rates, but also by the shape of the yield curve and relationships between interest-sensitive instruments and key driver rates, as well as balance sheet growth, client loan and deposit preferences and the timing of changes in these variables. In an environment in which interest rates are increasing, our interest costs on liabilities may increase more rapidly than our income on interest-earning assets. This could result in a deterioration of our net interest margin.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. Our loan-to-deposit ratio, calculated by dividing our total loans by our total deposits, exceeds 100%. A higher loan-to-deposit ratio generally means that a financial institution might not have enough liquidity to cover any unforeseen requirements or that the institution is more reliant on borrowings that may no longer be available.

An inability to raise funds through deposits, borrowings, and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically, the financial services industry, or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. Our ability to borrow could be impaired by factors that are not specific to us, such as a disruption in the financial markets and diminished expectations or growth in the financial services industry.

Our funding sources may prove insufficient to replace deposits and support our future growth.

We rely on customer deposits, advances from the FHLB, nationally marketed CDs, brokered CDs and lines of credit at other financial institutions to fund our operations. Although we have historically been able to replace maturing deposits and advances if desired, we may not be able to replace such funds in the future if our financial condition, the financial condition of the FHLB or market conditions were to change. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our profitability would be adversely affected.

FHLB borrowings and other current sources of liquidity may not be available or, if available, sufficient to provide adequate funding for operations. Furthermore, our own actions could result in a loss of adequate funding. For example, our availability at the FHLB could be reduced if we are deemed to have poor documentation or processes. Accordingly, we may seek additional higher-cost debt in the future to achieve our long-term business objectives. Additional borrowings, if sought, may not be available to us or, if available, may not be available on favorable terms. If additional financing sources are unavailable or are not available on reasonable terms, our growth and future prospects could be adversely affected.

Our loan portfolio includes unsecured, commercial, real estate, consumer and other loans that may have higher risks, and we currently exceed the regulatory guidelines for commercial real estate loans.

Our commercial real estate, residential real estate, construction, commercial, and consumer and other loans at March 31, 2014, were $624.0 million, $201.3 million, $92.9 million, $80.7 million, and $45.9 million, respectively, or 59.7%, 19.3%, 8.9%, 7.7%, and 4.4%, respectively, of our total loans. We have a high concentration of commercial real estate loans that exceeds guidance by the bank regulators. At March 31, 2014, December 31, 2013 and December 31, 2012 our ratio for construction, development and other land loans to total capital was 67%, 73%, and 61% respectively, compared to the FDIC guideline of 100%, while the ratio for commercial real estate loans (including construction, development and other land loans and loans secured by multi-family and non-owner occupied nonfarm nonresidential property) to total capital was 328%, 365% and 254% respectively, compared to the FDIC guideline of 300%.

 The increase at December 31, 2013 resulted from the acquisition of First Community Bank of Southwest Florida that was completed in August 2013. In 2013, our board of directors authorized us to operate at up to 400% of total risk-based capital for commercial real estate loans until December 2014, at which time we will analyze market conditions and likely extend this authorization.

Commercial loans and commercial real estate loans generally carry larger balances and can involve a greater degree of financial and credit risk than other loans. As a result, banking regulators continue to give greater scrutiny to lenders with a high concentration of commercial real estate loans in their portfolios, such as us, and such lenders are expected to implement stricter underwriting standards, internal controls, risk management policies, and portfolio stress testing, as well as higher capital levels and loss allowances. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties, and the increased difficulty of evaluating and monitoring these types of loans. During the recent economic downturn, financial institutions with high commercial real estate loan concentrations were more susceptible to failure. If we cannot effectively manage the risk associated with our high concentration of commercial real estate loans, our financial condition and results of operations may be adversely affected.

The nature of our commercial loan portfolio may expose us to increased lending risks.

We make both secured and unsecured commercial loans. Secured commercial loans are generally collateralized by real estate, accounts receivable, inventory, equipment or other assets owned by the borrower and include a personal guaranty of the business owner. Unsecured loans generally involve a higher degree of risk of loss than do secure loans because, without collateral, repayment is wholly dependent upon the success of the borrowers’ businesses. Because of this lack of collateral, we are limited in our ability to collect on defaulted unsecured loans.

We are subject to risks associated with loans to Brazilian companies.

We currently have four loans to three Brazilian borrowers, with aggregate outstanding balances at March 31, 2014, December 31, 2013 and 2012 of $46.4 million, $46.4 million and $22.7 million, respectively. The collateral for these loans is held in Brazil and consists primarily of real estate. Two of the loans are secured by a first lien on farmland appraised at $80.8 million, another loan is secured by a first lien on farmland appraised at $79.5 million and the last loan is secured by closely held stock. There is inherent country risk associated with this international business. International trade laws, U.S. relations with Brazil, foreign exchange volatility, the foreign nature of the Brazilian legal system and regulatory changes may inhibit our ability to collect payment, or claim collateral (if any) located in Brazil. Furthermore, we may experience loss due to unforeseen economic or social conditions that affect Brazilian markets and in particular the market for Brazilian agriculture products. The expense of collecting on defaulted loans may be higher than in the United States, which may reduce the size of any recovery. We are also subject to the risk that the value of any real estate collateral could decline, further harming our ability to fully collect on any defaulted loan. The substantial size of each of these individual relationships could, if unpaid, materially adversely affect our earnings and capital.

Our largest loan relationships currently make up a material percentage of our total loan portfolio.

As of March 31, 2014, our ten largest loan relationships totaled over $196 million in loan exposure or 18.7% of the total loan portfolio. The concentration risk associated with having a small number of extremely large loan relationships is that if one or more of these relationships were to become delinquent or suffer default, we could be at serious risk of material losses. The allowance for loan losses may not be adequate to cover losses associated with any of these relationships and any loss or increase in the allowance would negatively affect our earnings and capital. Even if the loans are collateralized, the large increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan.

Many of our investments are focused on long-term returns, are expensive and may not yield the expected returns to justify their cost.

Part of our business plan has been to make material investments into our infrastructure, technology, banking centers and personnel, with a focus on long-term results. However, many of these investments are expensive in the short term and rely heavily on their future success to remain financially justifiable. Examples include (i) we spend materially more than an average bank our size on sports marketing, the results of which are hard to measure and may not justify the cost; (ii) our management-training program is expensive and the graduates from this program may not produce superior results to employees from less expensive forms of hiring and training; (iii) our strategy to fund our liabilities with longer-duration, higher-cost funds that will only pay off if interest rates increase during their term; and (iv) we invest heavily in technology to increase our productivity and our relationships with our clients, yet the products are new and may not yield the desired results. These investments, especially if not successful, reduce earnings, capital and financial flexibility and if not successful in the long term will have not produced the desired returns.

We may realize future losses if our levels of non-performing assets increase and if the proceeds we receive upon liquidation of assets are less than the carrying value of such assets.

Non-performing assets (including non-accrual loans and other real estate owned, or OREO) totaled $59.9 million at March 31, 2014. These non-performing assets can adversely affect net income through reduced interest income, increased operating expenses incurred to maintain such assets or loss charges related to subsequent declines in the estimated fair value of foreclosed assets. Any decrease in real estate market prices may lead to OREO write-downs, with a corresponding expense in our income statement. We evaluate OREO properties periodically and write down the carrying value of the properties if the results of our evaluation require it. Holding OREO properties is expensive and negatively impacts our earnings and results of operations. The expenses associated with OREO and any further property write-downs, both expected and unexpected, could have a material adverse effect on our financial condition and results of operations.

Certain of our activities are restricted due to commitments entered into with the Federal Reserve by us and certain or our foreign national controlling stockholders.

Certain of our controlling stockholders are foreign nationals, and we and these controlling stockholders have entered into commitments with the Federal Reserve that restrict some of our activities. In particular, we are restricted from engaging in certain transactions with these controlling stockholders, their immediate family, any company controlled by the controlling stockholders, and any executive officer, director, or principal stockholder of a company controlled by these controlling stockholders. Such transactions include (i) extensions of credit, (ii) covered transactions described in sections 23A and 23B of the Federal Reserve Act and the Federal Reserve’s Regulation W, (iii) any other business transaction or relationship, without approval of the Federal Reserve, with any company controlled by such controlling stockholder, and (iv) restrictions on the amount of deposits held by the Bank of any company controlled by such controlling stockholders. We are also prohibited from incurring additional debt to any third party without prior approval from the Federal Reserve. Finally, we are restricted from directly accepting wires from or sending wires to foreign accounts, and we must instead use a correspondent bank when our clients need to send or receive such foreign wires. This makes the wire process more difficult for our clients and as a result may result in a loss of business from these clients.

The loss of any member of our management team and our inability to make up for such loss with a qualified replacement could harm our business.

Our success and future growth depend upon the continued success of our management team, in particular our Chief Executive Officer, Trevor Burgess, and other key employees. Competition for qualified management in our industry is intense. Many of the companies with which we compete for management personnel have greater financial and other resources than we do or are located in geographic areas which may be considered by some to be more desirable places to live. If we are not able to retain any of our key management personnel, our business could be harmed.

Our business is highly competitive. If we are unable to successfully implement our business strategy, we risk losing market share to current and future competitors.

Commercial and consumer banking is highly competitive. Our market contains not only a large number of community and regional banks, but also a significant presence of the country’s largest commercial banks. We compete with other state and national financial institutions as well as savings and loan associations, savings banks and credit unions for deposits and loans. In addition, we compete with financial intermediaries, such as consumer finance companies, mortgage banking companies, insurance companies, securities firms, mutual funds and several government agencies as well as major retailers, all actively engaged in providing various types of loans and other financial services. Some of these competitors may have a long history of successful operations in our markets, greater ties to local businesses and more expansive banking relationships, as well as better established depositor bases. Competitors with greater resources may possess an advantage by attracting our clients through very aggressive product pricing that we are unable to match, maintaining numerous banking locations in more convenient sites, operating more ATMs and conducting extensive promotional and advertising campaigns or operating a more developed Internet platform.

The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Increased competition among financial services companies due to the recent consolidation of certain competing financial institutions may adversely affect our ability to market our products and services. Also, technology has lowered barriers to entry and made it possible for banks to compete in our market without a retail footprint by offering competitive rates, as well making it possible for non-banks to offer products and services traditionally provided by banks. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may offer a broader range of products and services as well as better pricing for certain products and services than we can offer. For example, in the current low interest rate environment, competitors with lower costs of capital may solicit our customers to refinance their loans with a lower interest rate.

Our ability to compete successfully depends on a number of factors, including:

•	our ability to develop, maintain and build upon long-term customer relationships based on quality service and high ethical standards;

•	our ability to attract and retain qualified employees to operate our business effectively;

•	our ability to expand our market position;

•	the scope, relevance and pricing of products and services that we offer to meet customer needs and demands;

•	the rate at which we introduce new products and services relative to our competitors;

•	customer satisfaction with our level of service; and

•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could harm our business, financial condition and results of operations.

The Bank’s lending limit per borrower will continue to be lower than many of our competitors, which may discourage potential clients and limit our loan growth.

The Bank’s legally mandated lending limit per borrower is lower than that of many of our larger competitors because we have less capital. At March 31, 2014, the Bank’s legal lending limit for loans was approximately $33.9 million to any one borrower on a secured basis and $20.3 million on an unsecured basis. The Bank’s lower lending limit may discourage potential borrowers with loan needs that exceed our limit from doing business with us, which may restrict our ability to grow.

We may be adversely affected by the lack of soundness of other financial institutions or market utilities.

Our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Defaults by, or even rumors or questions about, one or more financial institutions or market utilities, or the financial services industry generally, may lead to market-wide liquidity problems and losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions.

Changes in accounting standards could materially impact our financial statements.

From time to time, the Financial Accounting Standards Board or the Securities and Exchange Commission, or the SEC, may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. In deciding whether to extend credit, we may rely upon our customers’ representations that their financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on customer representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of our clients. Our financial condition, results of operations, financial reporting and reputation could be negatively affected if we rely on materially misleading, false, inaccurate or fraudulent information.

Our small to medium-sized business and entrepreneurial customers may have fewer financial resources than larger entities to weather a downturn in the economy, which may impair a borrower’s ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

We focus our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses and entrepreneurs. These small to medium-sized businesses and entrepreneurs may have fewer financial resources in terms of capital or borrowing capacity than larger entities. In general, if economic conditions negatively impact the Florida market generally and small to medium-sized businesses are adversely affected, our results of operations and financial condition may be negatively affected.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances or that it will adequately mitigate any risk or loss to us. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

If third parties infringe upon our intellectual property or if we were to infringe upon the intellectual property of third parties, we may expend significant resources enforcing or defending our rights or suffer competitive injury.

We rely on a combination of patent, copyright, trademark, trade secret laws and confidentiality provisions to establish and protect our proprietary rights, including those created by C1 Labs. If we fail to successfully maintain, protect and enforce our intellectual property rights, our competitive position could suffer. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain product or service offerings or other competitive harm. We may also be required to spend significant resources to monitor and police our intellectual property rights. Others, including our competitors may independently develop similar technology, duplicate our products or services or design around our intellectual property, and in such cases we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential or proprietary information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which could be time-consuming and expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to obtain rights with respect to third-party intellectual property could harm our business and ability to compete. In addition, because of the rapid pace of technological change in our industry, aspects of our business and our products and services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all.

In some instances, litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products, services or technology infringe or otherwise violate their intellectual property or proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, services or technology. Any of these third parties could bring an infringement claim against us with respect to our products, services or technology. We may also be subject to third-party infringement, misappropriation, breach or other claims with respect to copyright, trademark, license usage or other intellectual property rights. In addition, in recent years, individuals and groups, including patent holding companies have been purchasing intellectual property assets in order to make claims of infringement and attempt to extract settlements from companies in the banking and financial services industry. Any litigation or claims brought by or against us, whether with or without merit, could result in substantial costs to us and divert the attention of our management, which could harm our business and results of operations. In addition, any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, subject us to significant liabilities including damage awards, result in an injunction prohibiting us from marketing or selling certain of our services, require us to redesign affected products or services, or require us to seek licenses which may only be available on unfavorable terms, if at all, any of which could harm our business and results of operations.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions and security breaches could result in serious reputational harm to our business and have an adverse effect on our financial condition and results of operations.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data processing, loan servicing and deposit processing systems. In particular, we rely almost exclusively on FiServ, Inc. for our information management systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to process new and renewal loans or gather deposits and provide customer service, compromise our ability to operate effectively, result in potential noncompliance with applicable laws or regulations, damage our reputation, result in a loss of customer business and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Failure in or breach of our operational or security systems or infrastructure, or those of our third-party vendors and other service providers, including as a result of cyber-attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses. As a financial institution, we depend on our ability to process, record and monitor a large number of customer transactions on a continuous basis. As customer, public and regulatory expectations regarding operational and information security have increased, our operational systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions and breakdowns. Our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control. For example, there could be sudden increases in customer transaction volume, electrical or telecommunications outages, natural disasters such as earthquakes, tornadoes, and hurricanes, disease pandemics, events arising from local or larger scale political or social matters, including terrorist acts and, as described below, cyber-attacks. Although we have business continuity plans and other safeguards in place, our business operations may be adversely affected by significant and widespread disruption to our physical infrastructure or operating systems that support our businesses and customers.

Information security risks for financial institutions have generally increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. As noted above, our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. In addition, to access our products and services, our customers may use personal smartphones, tablet PCs, and other mobile devices that are beyond our control systems. Our technologies, systems, networks, and our customers’ devices may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers’ confidential, proprietary and other information, or otherwise disrupt our or our customers’ or other third parties’ business operations. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

We are under continuous threat of loss due to hacking and cyber-attacks especially as we continue to expand customer capabilities to utilize internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. Loss from e-fraud occurs when cybercriminals breach and extract funds directly from customer or our accounts. The attempts to breach sensitive customer data, such as account numbers and social security numbers, are less frequent but could present significant reputational, legal and/or regulatory costs to us if successful. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. While we have not experienced any material losses relating to cyber-attacks or other information security breaches to date, we may suffer such losses in the future. The occurrence of any cyber-attack or information security breach could result in potential liability to clients, reputational damage, damage to our competitive position and the disruption of our operations, all of which could adversely affect our business, financial condition or results of operations.

We are subject to certain operational risks, including customer or employee fraud.

Employee error and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee error and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee error could also subject us to financial claims for negligence.

If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured, exceeds applicable insurance limits or if insurance coverage is denied or not available, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

We may make future acquisitions, which may be restricted by applicable regulation, difficult to integrate, divert management resources, result in unanticipated costs, or dilute our stockholders.

Part of our continuing business strategy is to make acquisitions of, or investments in, companies that complement our current position or offer growth opportunities.

The BHCA and federal and Florida state banking laws restrict the activities that the Company and the Bank may lawfully conduct, whether directly or indirectly through acquisitions, subsidiaries and certain interests in other companies. These laws also affect the ability to effect a change of control of the Company or another bank holding company, as discussed under “—There are substantial regulatory limitations on changes of control of bank holding companies.” These regulatory regimes are summarized in greater detail under “Business—Supervision and Regulation—Holding Company Regulation” and “Business—Supervision and Regulation—Bank Regulation.” Certain acquisitions may be subject to regulatory approval, and we may not receive timely regulatory approval for future acquisitions. Changes in the number or scope of permissible activities under applicable law could have an adverse effect on our ability to realize our strategic goals.

Furthermore, future acquisitions could pose numerous risks to our operations, including:

•	we may have difficulty integrating the purchased operations;

•	we may incur substantial unanticipated integration costs;

•	assimilating the acquired businesses may divert significant management attention and financial resources from our other operations and could disrupt our ongoing business;

•	acquisitions could result in the loss of key employees, particularly those of the acquired operations;

•	we may have difficulty retaining or developing the acquired businesses’ customers;

•	acquisitions could adversely affect our existing business relationships with customers;

•	we may be unable to effectively compete in the markets serviced by the acquired bank;

•	we may fail to realize the potential cost savings or other financial benefits and/or the strategic benefits of the acquisitions; and

•	we may incur liabilities from the acquired businesses and we may not be successful in seeking indemnification for such liabilities or claims.

In connection with these acquisitions or investments, we could incur debt, amortization expenses related to intangible assets or large and immediate write-offs, assume liabilities, or issue stock that would dilute our current stockholders’ percentage of ownership. We may not be able to complete acquisitions or integrate the operations, products or personnel gained through any such acquisition without a material adverse effect on our business, financial condition and results of operations.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and results of operations.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act. We are inexperienced with these reporting and accounting requirements, and as such these requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. While at March 31, 2014, December 31, 2013 and December 31, 2012 we had adopted all new accounting standards that could affect the comparability of our financial statements to those of other public entities, we may elect to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Hurricanes or other adverse weather events would negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Our market area is susceptible to natural disasters, such as hurricanes, tropical storms, other severe weather events and related flooding and wind damage. These natural disasters could negatively impact regional economic conditions, disrupt operations, cause a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us, damage our banking facilities and offices, result in a decline in local loan demand and our loan originations and negatively impact our growth strategy. We cannot predict whether or to what extent damage that may be caused by future natural disasters will affect our operations or the economies in our current or future market areas. Our business or results of operations may be adversely affected by these and other negative effects of natural disasters.

We are or may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of our business involve substantial risk of legal liability. We have been named or threatened to be named as defendants in various lawsuits arising from our business activities (and in some cases from the activities of companies we have acquired). In addition, from time to time, we are, or may become, the subject of governmental and self-regulatory agency information-gathering requests, reviews, investigations and proceedings and other forms of regulatory inquiry, including by bank regulatory agencies, the SEC and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, restrictions on the way in which we conduct our business, or reputational harm.

Although we establish accruals for legal proceedings when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated, we do not have accruals for all legal proceedings where we face a risk of loss. In addition, due to the inherent subjectivity of the assessments and unpredictability of the outcome of legal proceedings, amounts accrued may not represent the ultimate loss to us from the legal proceedings in question. Thus, our ultimate losses may be higher, and possibly significantly so, than the amounts accrued for legal loss contingencies, which could adversely affect our financial condition and results of operations.

Risks Related to Our Regulatory Environment

We are subject to regulation, which increases the cost and expense of regulatory compliance and therefore reduces our net income and may restrict our growth and ability to acquire other financial institutions.

As a bank holding company under federal law, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, or the BHCA, and the examination and reporting requirements of the Federal Reserve. In addition to supervising and examining us, the Federal Reserve, through its adoption of regulations implementing the BHCA, places certain restrictions on the activities that are deemed permissible for bank holding companies to engage in. Changes in the number or scope of permissible activities could have an adverse effect on our ability to realize our strategic goals.

As a Florida state-chartered bank that is not a member of the Federal Reserve System, the Bank is separately subject to regulation by both the FDIC and the Florida Office of Financial Regulation, or OFR. The FDIC and OFR regulate numerous aspects of the Bank’s operations, including adequate capital and financial condition, permissible types and amounts of extensions of credit and investments, permissible non-banking activities and restrictions on dividend payments. The Bank may undergo periodic examinations by the FDIC and OFR. Following such examinations, the Bank may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations, which could adversely affect our results of operations.

Supervision, regulation, and examination of the Company and the Bank by the bank regulatory agencies are intended primarily for the protection of consumers, bank depositors and the Deposit Insurance Fund of the FDIC, rather than holders of our common stock.

Particularly as a result of new regulations and regulatory agencies under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, we may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with applicable laws and regulations. This allocation of resources, as well as any failure to comply with applicable requirements, may negatively impact our results of operations and financial condition.

Changes in laws, government regulation and monetary policy may have a material effect on our results of operations.

Financial institutions have been the subject of significant legislative and regulatory changes and may be the subject of further significant legislation or regulation in the future, none of which is within our control. Significant new laws or regulations or changes in, or repeals of, existing laws or regulations, including those with respect to federal and state taxation, may cause our results of operations to differ materially. In addition, the costs and burden of compliance could adversely affect our ability to operate profitably. Further, federal monetary policy significantly affects our credit conditions, as well as for our borrowers, particularly as implemented through the Federal Reserve System, primarily through open market operations in U.S. government securities, the discount rate for bank borrowings and reserve requirements. A material change in any of these conditions could have a material impact on us or our borrowers, and therefore on our results of operations.

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may have a material effect on our operations.

On July 21, 2010, President Obama signed into law the Dodd-Frank Act, which imposes significant regulatory and compliance changes. The key effects of the Dodd-Frank Act on our business are, or may include:

•	increases in regulatory capital requirements and additional restrictions on the types of instruments that may satisfy such requirements;

•
creation of new government regulatory agencies (particularly the Consumer Financial Protection Bureau, which will develop and enforce rules for bank and non-bank providers of consumer financial products);

•	changes to deposit insurance assessments;

•	regulation of debit interchange fees we earn;

•	changes in retail banking regulations, including potential limitations on certain fees we may charge;

•	changes in regulation of consumer mortgage loan origination and risk retention; and

•	changes in corporate governance requirements for public companies.

In addition, the Dodd-Frank Act restricts the ability of banks to engage in certain proprietary trading or to sponsor or invest in private equity or hedge funds. The Dodd-Frank Act also contains provisions designed to limit the ability of insured depository institutions, their holding companies and their affiliates to conduct certain swaps and derivatives activities and to take certain principal positions in financial instruments.

Some provisions of the Dodd-Frank Act became effective immediately upon its enactment. Many provisions, however, required or will require regulations to be promulgated by various federal agencies in order to be implemented, some of which have been enacted or proposed by the applicable federal agencies. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to investors in our common stock.

As a result of the Dodd-Frank Act and recent rulemaking, we will become subject to more stringent capital requirements.

Pursuant to the Dodd-Frank Act, in July 2013, the federal banking agencies adopted final rules, or the U.S. Basel III Capital Rules, to update their general risk-based capital and leverage capital requirements to incorporate agreements reflected in the Third Basel Accord adopted by the Basel Committee on Banking Supervision, or Basel III Capital Standards, as well as the requirements of the Dodd-Frank Act. The U.S. Basel III Capital Rules are described in more detail in “Supervision and Regulation – Basel III.” While we are continuing to prepare for the impact of the U.S. Basel III Capital Rules, the U.S. Basel III Capital Rules may still have a material impact on our business, financial condition and results of operations. In addition, the failure to meet the established capital requirements could result in one or more of our regulators placing limitations or conditions on our activities or restricting the commencement of new activities, and such failure could subject us to a variety of enforcement remedies available to the federal regulatory authorities, including limiting our ability to pay dividends, issuing a directive to increase our capital and terminating our FDIC deposit insurance.

Our ability to raise additional capital, when and if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry and market condition, and governmental activities, many of which are outside our control, and on our financial condition and performance. Accordingly, we may not be able to raise additional capital if needed or on terms acceptable to us. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

Our failure to meet applicable regulatory capital requirements, or to maintain appropriate capital levels in general, could affect customer and investor confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends on common stock, our ability to make acquisitions, and our business, results of operations and financial conditions, generally.

We may be required to contribute capital or assets to the Bank that could otherwise be invested or deployed more profitably elsewhere.

Federal law and regulatory policy impose a number of obligations on bank holding companies that are designed to reduce potential loss exposure to the depositors of insured depository subsidiaries and to the FDIC’s deposit insurance fund. For example, a bank holding company is required to serve as a source of financial strength to its insured depository subsidiaries and to commit financial resources to support such institutions where it might not do so otherwise, even if we would not ordinarily do so and even if such contribution is to our detriment or the detriment of our stockholders. These situations include guaranteeing the compliance of an “undercapitalized” bank with its obligations under a capital restoration plan, as described further under “Business — Bank Regulation — Capitalization Levels and Prompt Corrective Action.”

A capital injection may be required at times when we do not have the resources to provide it, and therefore we may be required to issue common stock or debt. Issuing additional shares of common stock would dilute our current stockholders’ percentage of ownership and could cause the price of our common stock to decline. If we are required to issue debt, and in the event of a bankruptcy by the Company, the bankruptcy trustee would assume any commitment by the Company to a federal bank regulatory agency to maintain the capital of the Bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the Company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing that must be done by the Company in order to make the required capital injection becomes more difficult and expensive and would adversely impact the Company’s cash flows, financial condition, results of operations and prospects.

New and future rulemaking by the Consumer Financial Protection Bureau and other regulators, as well as enforcement of existing consumer protection laws, may have a material effect on our operations and operating costs.

The Consumer Financial Protection Bureau, or the CFPB, has the authority to implement and enforce a variety of existing federal consumer protection statutes and to issue new regulations and, with respect to institutions of our size, has exclusive examination and primary enforcement authority with respect to such laws and regulations. In some cases, regulators such as the FTC and the Department of Justice also retain certain rulemaking or enforcement authority, and we also remain subject to certain state consumer protection laws. As an independent bureau within the Federal Reserve, the CFPB may impose requirements more severe than the previous bank regulatory agencies. The CFPB has placed significant emphasis on consumer complaint management and has established a public consumer complaint database to encourage consumers to file complaints they may have against financial institutions. We are expected to monitor and respond to these complaints, including those that we deem frivolous, and doing so may require management to reallocate resources away from more profitable endeavors.

Pursuant to the Dodd-Frank Act, the CFPB issued a series of final rules in January 2013 related to mortgage loan origination and mortgage loan servicing. These final rules, most provisions of which became effective January 10, 2014, prohibit creditors, such as the Bank, from extending mortgage loans without regard for the consumer’s ability to repay and add restrictions and requirements to mortgage origination and servicing practices. In addition, these rules restrict the application of prepayment penalties and compensation practices relating to mortgage loan underwriting. Compliance with these rules will likely increase our overall regulatory compliance costs and require us to change our underwriting practices. Moreover, these rules may adversely affect the volume of mortgage loans that we underwrite and may subject the Bank to increased potential liability related to its residential loan origination activities.

Banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we become subject as a result of such examinations could materially and adversely affect us.

Florida and federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations. Accommodating such examinations may require management to reallocate resources, which would otherwise be used in the day-to-day operation of other aspects of our business. If, as a result of an examination, a Florida or federal banking agency were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of our operations had become unsatisfactory, or that the Company or its management was in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against us, our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance. If we become subject to such regulatory actions, we could be materially and adversely affected.

Florida financial institutions face a higher risk of noncompliance and enforcement actions with respect to the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Like all U.S. financial institutions, we are subject to monitoring requirements under federal law, including anti-money laundering, or AML, and Bank Secrecy Act, or BSA, matters. Since September 11, 2001, banking regulators have intensified their focus on AML and BSA compliance requirements, particularly the AML provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act. There is also increased scrutiny of compliance with the rules enforced by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC. Moreover, we operate in areas designated as High Intensity Financial Crime Areas and High Intensity Drug Trafficking Areas. Since 2004, federal banking regulators and examiners have been extremely aggressive in their supervision and examination of financial institutions located in the state of Florida with respect to institutions’ BSA and AML compliance. Consequently, a number of formal enforcement actions have been issued against Florida financial institutions. Although we have adopted policies, procedures and controls to comply with the BSA and other AML statutes and regulations, this aggressive supervision and examination and increased likelihood of enforcement actions may increase our operating costs, which could negatively affect our results of operation and reputation.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.

Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The Department of Justice, Consumer Financial Protection Bureau and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the Community Reinvestment Act, or CRA, and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.

Risks Related to Our Common Stock and this Offering

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price of shares of our common stock is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory developments;

•	litigation and governmental investigations; and

•	economic and political conditions or events.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The trading market for our common stock will also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Upon completion of this offering, we will have             shares of common stock outstanding. Our directors, executive officers and certain additional other holders of our common stock will be subject to the lock-up agreements described in “Underwriting” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of the lock-up periods have expired, the holding periods have elapsed,               additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Our management will have broad discretion as to the use of proceeds from this offering, and you may not agree with the manner in which we use the proceeds.

We intend to use the net proceeds of this offering for working capital and other general corporate purposes, including to finance our expected growth, fund capital expenditures, or expand our existing business through investments in or acquisitions of other businesses, although at present we do not have any current plans, arrangements or understandings to make any material capital investments or make any material acquisitions. The Company has not formally designated the amount of net proceeds that it will contribute to the Bank or that the Company will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and invest the net proceeds. We may not be successful in using the net proceeds from this offering to increase our profitability or market value, and we cannot predict whether the proceeds will be invested to yield a favorable return.

Our principal stockholders have historically controlled, and in the future will continue to control us.

Our principal stockholders (Marcelo Faria de Lima, Erwin Russel, Marcio Camargo and Trevor Burgess) will collectively own approximately           % of the outstanding shares of our common stock after this offering. As a result, these stockholders, acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. Our principal stockholders are also business partners in business ventures in addition to our company. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, a dispute among these individuals in connection with the Company or another business venture could impact their relationship at the Company and, because of their prominence within the Company, the Company itself. The concentration of ownership may also have the effect of delaying, preventing or deterring a change of control of the Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

There are substantial regulatory limitations on changes of control of bank holding companies.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. These provisions effectively inhibit certain mergers or other business combinations, which, in turn, could adversely affect the market price of our common stock.

We are currently exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of NYSE rules and, as a result, you will not have the protections afforded by these corporate governance requirements.

Following the consummation of this offering, our principal stockholders (Marcelo Faria de Lima, Erwin Russel, Marcio Camargo and Trevor Burgess) will collectively hold a majority of our common stock. As a result, we will be considered a “controlled company” for the purposes of the listing requirements of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NYSE, including the requirements that our board of directors, our executive compensation committee and our directors’ nominating committee meet the standard of independence established by those corporate governance requirements. We intend to avail ourselves of certain of these exemptions. The independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the exchange on which we will list our common stock.

We have the ability to incur debt and pledge our assets, including our stock in the Bank, to secure that debt.

We have the ability to incur debt and pledge our assets to secure that debt. Absent special and unusual circumstances, a holder of indebtedness for borrowed money has rights that are superior to those of holders of common stock. For example, interest must be paid to the lender before dividends can be paid to the stockholders, and loans must be paid off before any assets can be distributed to stockholders if we were to liquidate. Furthermore, we would have to make principal and interest payments on our indebtedness, which could reduce our profitability or result in net losses on a consolidated basis even if the Bank were profitable.

Shares of the Company’s common stock are not insured deposits and may lose value.

The shares of the Company’s common stock are not bank deposits and will not be insured or guaranteed by the FDIC or any other government agency.

The laws that regulate our operations are designed for the protection of depositors and the public, not our stockholders.

The federal and state laws and regulations applicable to our operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the FDIC’s Deposit Insurance Fund and not for the purpose of protecting stockholders. These laws and regulations can materially affect our future business. Laws and regulations now affecting us may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change.

Future changes in laws and regulations or changes in their interpretation may also adversely affect our business. Legislative and regulatory changes may increase our cost of doing business or otherwise adversely affect us and create competitive advantages for non-bank competitors.

Applicable laws and regulations restrict both the ability of the Bank to pay dividends to the Company and the ability of the Company to pay dividends to our stockholders.

Both the Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends. In addition, the Federal Reserve has the authority to prohibit bank holding companies from engaging in unsafe or unsound practices in conducting their business. These federal and state laws, regulations and policies are described in greater detail in “Business—Bank Regulation—Bank Dividends” and “Business—Holding Company Regulation—Restriction on Bank Holding Company Dividends,” but generally look to factors such as previous results and net income, capital needs, asset quality, existence of enforcement or remediation proceedings, and overall financial condition.

For the foreseeable future, the majority, if not all, of the Company’s revenue will be from any dividends paid to the Company by the Bank. Accordingly, our ability to pay dividends also depends on the ability of the Bank to pay dividends to us. Furthermore, the present and future dividend policy of the Bank is subject to the discretion of its board of directors.

We cannot guarantee that the Company or the Bank will be permitted by financial condition or applicable regulatory restrictions to pay dividends, that the board of directors of the Bank will elect to pay dividends to us, nor can we guarantee the timing or amount of any dividend actually paid. See “Dividend Policy.”

Anti-takeover protections under the Florida Business Corporation Act, or the FBCA, and other factors will make it more difficult to realize the value of an investment in the Company.

In general, the three principal ways that the stockholders of any company can realize a return on their investment are (i) to receive distributions (i.e., dividends) from the company, (ii) to sell their individual ownership interests to a third party, or (iii) to participate in a company-wide transaction in which they are able to sell their ownership interests, or an “exit event,” regardless of whether the exit event is voluntary (such as a friendly merger) or involuntary (such as a hostile takeover). There are significant impediments to the ability of a stockholder of the Company to realize a return on his or her investment in any of those ways. As stated elsewhere in this prospectus, we do not intend to declare or pay dividends in the foreseeable future.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Based on an assumed initial public offering price of $          per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of March 31, 2014, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $         per share in pro forma net tangible book value. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

Future equity issuances could result in dilution, which could cause our common stock price to decline.

We are generally not restricted from issuing additional shares of our common stock up to the 100 million shares authorized in our certificate of formation. We may issue additional shares of our common stock in the future pursuant to current or future employee stock option plans, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock or securities convertible into common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We are not currently required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. We will be required to comply with these rules upon ceasing to be an “emerging growth company” as defined in the JOBS Act.

When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

As an “emerging growth company,” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make our financial statements not comparable with those of another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period because of the potential differences in accounting standards used.

We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “may,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

There are a number of potential factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, the following:

•	changes in general economic and financial market conditions;

•	changes in the regulatory environment, economic conditions generally and in the financial services industry;

•	changes in the economy affecting real estate values;

•	our ability to achieve loan and deposit growth;

•	projected population and income growth in our targeted market areas;

•	volatility and direction of market interest rates and a weakening of the economy which could materially impact credit quality trends and the ability to generate loans; and

•	those other factors and risks described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $   million, or approximately $   million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $   per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1 increase (decrease) in the initial public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $   million (assuming no exercise of the underwriters’ over-allotment option).

We intend to use the net proceeds of this offering for working capital and other general corporate purposes, including to finance our expected growth, fund capital expenditures, or expand our existing business through investments in or acquisitions of other businesses, although at present we do not have any current plans, arrangements or understandings to make any material capital investments or make any material acquisitions.

DIVIDEND POLICY

We have not paid any dividends on our common stock since inception, and we currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including our financial condition and results of operations, tax considerations, capital requirements, industry standards, and economic conditions.

As a bank holding company, we are subject to the Federal Reserve’s policy regarding dividends, which holds that a bank holding company should not declare or pay a cash dividend which would impose undue pressure on the capital of any bank subsidiary or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company’s financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company’s dividends if:

•	its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

•	its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or

•	it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Should the Bank be “significantly undercapitalized” under the applicable federal bank capital ratios, or if the Bank is “undercapitalized” and has failed to submit an acceptable capital restoration plan or has materially failed to implement such a plan, the FDIC may choose to require prior Federal Reserve approval for any capital distribution by us as a bank holding company controlling the Bank.  For more information, see “Business — Bank Regulation — Capitalization Levels and Prompt Corrective Action.”

In addition, since the Company is a legal entity separate and distinct from the Bank and does not conduct stand-alone operations, the Company’s ability to pay dividends depends on the ability of the Bank to pay dividends to the Company. The present and future dividend policy of the Bank is subject to the discretion of its board of directors.

Florida law places restrictions on the declaration of dividends by state chartered banks such as the Bank to their shareholders. Pursuant to the Florida Financial Institutions Code, the board of directors of state-chartered banks, after charging off bad debts, depreciation and other worthless assets, if any, and making provision for reasonably anticipated future losses on loans and other assets, may quarterly, semiannually or annually declare a dividend of up to the aggregate net profits of that period combined with the bank’s retained net profits for the preceding two years and, with the approval of the OFR, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the bank until this fund becomes equal to the amount of the bank’s common stock then issued and outstanding. A state-chartered bank may not declare any dividend if (i) its net income (loss) from the current year combined with the retained net income (loss) for the preceding two years aggregates a loss or (ii) the payment of such dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the OFR or a federal regulatory agency. Also, under FDIC regulations, no bank may pay a dividend if, after the payment of the dividend, it would be “undercapitalized” within the meaning of the prompt corrective action laws. See ”Business——Supervision and Regulation——Bank Dividends” and “Business——Supervision and Regulation——Restrictions on Bank Holding Company Dividends.”

CAPITALIZATION

The following table sets forth our capitalization, including regulatory capital ratios, on a consolidated basis as of March 31, 2014:

•	on an actual basis; and

•
on an as adjusted basis to reflect (i) the         for 1 reverse stock split that we intend to effectuate prior to this offering; and (ii) the sale by us of     shares of common stock in this offering, at an assumed initial public offering price of $  per share, the midpoint of the range set forth on the cover page of this prospectus. Each $1 increase (decrease) in the initial public offering price per share would increase (decrease) our total stockholders’ equity and total capitalization by $     million (assuming no exercise of the underwriters’ over-allotment option).

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2014
	Actual	As Adjusted
	(in thousands, except ratios)
Stockholders’ equity:
Common stock, par value $1.00 per share, 100,000,000 shares authorized, 91,362,127 shares outstanding actual and shares outstanding as adjusted	91,362
Additional paid-in capital	27,226
Retained earnings	18,217
Accumulated other comprehensive income	111
Total stockholders’ equity	$136,916	$

Capital ratios:
Total capital to risk-weighted assets	12.48%
Tier 1 Capital to risk-weighted assets	12.10%
Tier 1 Capital to average assets	9.80%

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per share immediately following the offering. Our net tangible book value at March 31, 2014 was $135.3 million, or $1.48 per share of common stock based on the 91,362,127 shares issued and outstanding as of such date. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

After giving effect to the         for 1 reverse stock split that we intend to effectuate prior to this offering and our sale of     shares of common stock at an assumed initial public offering price of $  per share, the midpoint of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses, our as adjusted net tangible book value at March 31, 2014 would have been $  , or $  per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $  per share and an immediate dilution to new investors of $  per share.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share at March 31, 2014	$
Increase in net tangible book value per share attributable to this offering
As adjusted net tangible book value per share after this offering
Dilution per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $  per share of common stock would increase (decrease) our net tangible book value as of March 31, 2014 by approximately $  million, or approximately $  per share, and the pro forma dilution per share to new investors in this offering by approximately $  per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and offering expenses payable by us. The number of shares offered by us in this offering may be increased or decreased from the number of shares on the cover page of this prospectus. Each increase (decrease) of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $  per share, would increase (decrease) our net tangible book value as of March 31, 2014 by approximately $  million, or approximately $  per share, and the pro forma dilution per share to new investors in this offering by approximately $  per share, assuming the assumed initial public offering price per share of $  per share, the midpoint of the offering price range set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and offering expenses. Similarly, a decrease of 1.0 million shares in the number of shares of common stock offered by us, together with a $1.00 decrease in the assumed public offering price of $  per share, would result in our net tangible book value, as of March 31, 2014, of approximately $  million, or approximately $  per share, and the pro forma dilution per share to investors in this offering would be approximately $  per share. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table sets forth, on a pro forma basis, as of March 31, 2014, the number of shares of common stock purchased from C1 Financial, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $   per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by C1 Financial:

	Shares Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share
Existing stockholders			%	$		%
New investors
Total		100%			$100%

If the underwriters exercise in full their option to purchase additional shares in this offering, our as adjusted tangible common book value as of March 31, 2014, would be $   million, or $   per share, representing an immediate increase in as adjusted tangible book value to our existing stockholders over our historical March 31, 2014 book value per share of $   per share and immediate dilution to investors participating in this offering of $   per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of C1 Financial should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

The selected consolidated financial data as of and for the two years ended December 31, 2013 and 2012 are derived from, and qualified by reference to, the audited consolidated financial statements of C1 Financial included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The selected consolidated financial data as of and for the two years ended December 31, 2011 and 2010 are derived from, and qualified by reference to, the audited consolidated financial statements of C1 Financial not included in this prospectus. The selected consolidated financial data as of and for the three-month period ended March 31, 2014 and 2013 are derived from C1 Financial’s unaudited consolidated financial statements which, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of C1 Financial’s results of operations and financial position. Results for the three-month period ended March 31, 2014 are not necessarily indicative of results that may be expected for the entire year. The selected consolidated financial data for all periods does not reflect the         for 1 reverse stock split that we intend to effectuate prior to this offering.

	As of and for Three- Month Period Ended March 31,		As of and for Year Ended December 31,
	2014	2013	2013	2012	2011	2010
	(in thousands, except per share data and ratios)
Statement of Income Data:
Interest income	$15,195	$9,619	$48,499	$38,201	$27,015	$11,220
Interest expense	2,049	1,349	6,650	6,127	5,815	4,976
Net interest income	13,146	8,270	41,849	32,074	21,200	6,244
Provision for loan losses	36	(104)	1,218	2,358	2,846	1,426
Bargain purchase gain	41	—	13,462	6,235	1,114	—
Gain (loss) on sale of securities	—	—	305	3,035	294	292
Total noninterest income	2,040	1,174	21,648	15,051	5,238	1,783
Total noninterest expense	10,997	9,008	42,637	33,963	18,027	7,915
Income before income taxes	4,153	540	19,642	10,804	5,565	(1,314)
Income tax expense (benefit)	1,627	208	7,652	(2,304)	—	—
Net income	2,526	332	11,990	13,108	5,565	(1,314)

Per Share Outstanding Data
Net earnings (loss) per share	$0.03	$0.00	$0.15	$0.18	$0.11	$(0.06)
Diluted net earnings (loss) per share	0.03	0.00	0.15	0.18	0.11	(0.06)
Common shares outstanding at year or period end (000s)	91,362	74,541	85,519	74,541	67,295	27,280
Diluted shares outstanding (000s)	91,362	74,806	85,629	74,806	67,295	27,280
Book value per share	$1.50	$1.30	$1.42	$1.29	$1.11	$1.10
Tangible book value per share	1.48	1.30	1.40	1.29	1.10	1.10

Balance Sheet Data
Cash and due from banks	$240,261	$115,531	$143,452	$77,038	$13,250	$24,695
Securities available for sale	938	109,467	—	109,423	103,337	23,565
Loans receivable, gross	1,044,786	654,141	1,053,029	663,634	549,081	209,573
Loans originated by C1 Bank (Nonacquired)	629,616	310,801	614,613	301,858	169,227	66,038
Loans acquired(1)	415,170	343,340	438,416	361,776	379,854	143,535
Total assets	1,412,871	969,571	1,323,371	938,066	729,277	276,101
Total deposits	1,115,282	792,561	1,041,043	760,041	557,701	225,601
Borrowings	153,500	76,500	153,500	78,300	94,313	19,300
Total liabilities	1,275,955	872,419	1,201,557	841,619	654,684	246,025
Total stockholders’ equity	136,916	97,152	121,814	96,447	74,593	30,076
Tangible stockholders’ equity	135,336	96,622	120,080	95,828	74,090	30,076

Capital Ratios
Total capital to risk-weighted assets	12.48%	12.75%	10.97%	12.54%	12.89%	14.84%
Tier 1 capital to risk-weighted assets	12.10%	12.21%	10.62%	12.03%	11.71%	12.58%
Tier 1 capital to average assets	9.79%	9.99%	9.36%	10.18%	10.24%	11.12%
Tier 1 leverage ratio	9.80%	10.01%	9.36%	10.21%	10.25%	11.12%
Tangible Common Equity / Tangible Assets	9.59%	9.97%	9.09%	10.22%	10.17%	10.89%

	As of and for Three- Month Period Ended March 31,		As of and for Year Ended December 31,
	2014	2013	2013	2012	2011	2010
	(in thousands, except per share data and ratios)
Equity / Assets	9.69%	10.02%	9.20%	10.28%	10.23%	10.89%

Asset Quality Ratios
Total non-performing loans to loans receivable	2.08%	3.05%	2.26%	3.51%	4.40%	4.04%
Total non-performing assets to total assets	4.24%	4.17%	4.90%	4.51%	5.28%	4.28%
Total allowance for loan losses to non-performing loans	16.71%	14.97%	14.35%	12.07%	23.95%	47.05%
Net charge-offs (recoveries) to total loans	(0.07)%	(0.17)%	0.08%	0.88%	0.26%	2.06%
Nonacquired net charge-offs (recoveries) to total non-acquired loans	0.00%	0.00%	0.00%	0.02%	0.03%	0.00%
Allowance for loan losses to total loans	0.35%	0.46%	0.32%	0.42%	1.05%	1.90%
Allowance for loan losses to nonacquired loans	0.58%	0.96%	0.56%	0.93%	3.42%	6.03%

Nonperforming Assets
Nonacquired non-performing assets	$144	$47	$737	$47	$97	—
Nonaccrual loans	100	—	693	—	97	—
OREO(2)	44	47	44	47	—	—
Nonacquired restructured loans	—	—	64	—	—	—
Nonacquired non-performing assets to nonacquired loans plus OREO	0.02%	0.02%	0.12%	0.02%	0.06%	0.00%
Acquired non-performing assets	$59,797	$40,418	$64,094	$42,296	$38,428	$11,813
Nonaccrual loans	21,604	19,938	23,089	23,315	24,090	8,466
OREO	38,193	20,480	41,005	18,980	14,338	3,347
Acquired restructured loans(3)	927	1,310	916	2,124	2,952	3,743
Acquired non-performing assets to acquired loans plus OREO	13.19%	11.11%	13.37%	11.11%	9.75%	8.04%

Loan Composition
Acquired loans by type:(1)
Owner occupied CRE	$123,677	$105,090	$132,834	$108,971	$107,453	$70,465
Non owner occupied CRE	106,250	64,547	111,989	67,643	66,472	25,913
C&I	30,243	25,651	29,707	29,719	27,966	15,704
C&D	21,745	18,008	24,049	22,097	24,152	8,539
1-4 family	114,420	105,942	119,846	108,058	126,442	15,483
Multifamily	8,673	11,610	9,212	12,326	11,736	5,120
Consumer and other	10,162	12,492	10,779	12,962	15,633	2,311
Nonacquired loans by type:
Owner occupied CRE	68,222	41,225	71,662	47,109	34,592	23,745
Non owner occupied CRE	266,063	134,216	263,712	127,163	58,698	13,194
C&I	50,433	39,443	55,804	37,109	26,488	8,886
C&D	71,144	44,306	66,925	37,322	6,840	5,834
1-4 family	86,877	41,342	76,392	43,592	34,730	9,000
Multifamily	51,125	3,144	46,829	3,219	2,500	4,961
Consumer and other	35,752	7,125	33,289	6,344	5,379	418
New loan origination(4)	44,611	22,050	417,567	202,189	141,844	83,918
Yield on loans	5.77%	5.65%	5.83%	5.78%	6.29%	5.63%
Adjusted yield on loans(5)	5.54%	5.45%	5.59%	5.44%	5.54%	5.63%

Deposit Composition
Demand	$225,565	$131,118	$194,383	$108,862	$66,277	$18,512
NOW	144,648	145,365	138,765	131,562	39,324	14,571
Money market and savings	379,303	301,814	362,591	277,775	222,477	52,883
Retail time	336,358	195,608	319,780	218,108	202,656	136,844
Jumbo time(6)	29,408	18,656	25,524	23,734	26,967	2,792
Cost of deposits	0.55%	0.57%	0.55%	0.70%	1.10%	1.95%
Adjusted cost of deposits(7)	0.57%	0.66%	0.59%	0.80%	1.15%	1.95%

Selected Performance Metrics
ROAA	0.74%	0.14%	1.08%	1.50%	0.99%	(0.51)%
ROAE	8.03%	1.38%	11.43%	15.63%	10.16%	(5.38)%
Net interest margin (NIM)	4.37%	4.08%	4.31%	4.03%	4.13%	2.69%

	As of and for Three- Month Period Ended March 31,		As of and for Year Ended December 31,
	2014	2013	2013	2012	2011	2010
	(in thousands, except per share data and ratios)
Adjusted NIM(8)	4.12%	3.77%	4.02%	3.60%	3.41%	2.69%
Efficiency ratio	72.4%	95.4%	67.5%	76.9%	69.0%	102.3%
Yield on loans	5.77%	5.65%	5.83%	5.78%	6.29%	5.63%
Cost of deposits	0.55%	0.57%	0.55%	0.70%	1.10%	1.95%

Full-time employees (end of period)	215	204	219	210	153	48

(1)
Loans not originated under C1 Bank (including loan originated by Community Bank of Manatee before the recapitalization by the four investors in December 2009 and those acquired from First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida).

(2)	OREO means other real estate owned.
(3)
Restructured loans include accruing and nonaccrual troubled debt restructurings. Nonaccrual restructured loans are included in Nonaccrual loans. Acquired restructured loans include restructurings from Community Bank of Manatee only. Restructured loans acquired from First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida were considered Purchased Credit Impaired loans.

(4)	Represents new loan commitments during the periods presented.
(5)	Excludes loan accretion from the acquired loan portfolio.
(6)	Jumbo time deposits include deposits over $250 thousand.
(7)	Excludes amortization of premium for acquired time deposits.
(8)	Excludes loan accretion from the acquired loan portfolio and amortization of premiums for acquired time deposits and Federal Home Loan Bank advances.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial measures included in our selected consolidated financial and other data are not measures of financial performance recognized by GAAP. These non-GAAP financial measures include “adjusted yield on loans,” “adjusted cost of deposits,” “adjusted net interest margin,” “tangible stockholders’ equity,” “tangible book value per share,” “tangible common equity to tangible assets,” and “efficiency ratio.” Our management uses these non-GAAP financial measures in its analysis of our performance:

•
“Adjusted yield on loans” is our yield on loans  after excluding loan accretion from our acquired loan portfolio. Our management uses this metric to better assess the impact on purchase accounting over yield on loans, as the effect of loan discounts accretion is expected to decrease as the acquired loans roll off of our balance sheet.

•
“Adjusted cost of deposits” is our cost of deposits after excluding amortization of premium for acquired time deposits. Our management uses this metric to better assess the impact on purchase accounting over cost of deposits, as the effect of amortization of premium related to deposits is expected to decrease as the deposits mature or roll off of our balance sheet.

•
“Adjusted net interest margin” is net interest margin after excluding loan accretion from the acquired loan portfolio and amortization of premiums for acquired time deposits and Federal Home Loan Bank advances. Our management uses this metric to better assess the impact on purchase accounting over net interest margin, as the effect of loan discounts accretion and amortization of premium related to deposits or borrowing is expected to decrease as the acquired loans and deposits mature or roll off of our balance sheet.

•	“Tangible stockholders’ equity” is stockholders’ equity less goodwill and other intangible assets. We have not considered loan servicing rights as an intangible asset for purposes of this calculation.

•
“Tangible book value per share” is defined as total equity reduced by goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. We have not considered loan servicing rights as an intangible asset for purposes of this calculation.

•
“Tangible average equity to tangible average assets” is defined as the ratio of average stockholders’ equity less average goodwill and average other intangible assets, divided by average total assets. This measure is important to investors interested in relative changes from period to period in equity and total assets, each exclusive of changes in intangible assets. We have not considered average loan servicing rights as an intangible asset for purposes of this calculation.

•
“Efficiency ratio” is defined as total noninterest expense divided by the sum of net interest income and noninterest income. This measure is important to investors looking for a measure of efficiency in the Company’s productivity measured by the amount of revenue generated for each dollar spent.

We believe these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures:

	As of and for Three- Month Period Ended March 31,		As of and for Year Ended December 31,
	2014	2013	2013	2012	2011	2010
	(in thousands, except per share data and ratios)

Reported yield on loans	5.77%	5.65%	5.83%	5.78%	6.29%	5.63%
Effect of accretion income on acquired loans	0.23%	0.20%	0.24%	0.34%	0.75%	—
Adjusted yield on loans	5.54%	5.45%	5.59%	5.44%	5.54%	5.63%

Reported cost of deposits	0.55%	0.57%	0.55%	0.70%	1.10%	1.95%
Effect of premium amortization on acquired time deposits	(0.02%)	(0.09%)	(0.04%)	(0.10%)	(0.05%)	—
Adjusted cost of deposits	0.57%	0.66%	0.59%	0.80%	1.15%	1.95%

Reported net interest margin	4.37%	4.08%	4.31%	4.03%	4.13%	2.69%
Effect of accretion income on acquired loans	0.20%	0.16%	0.19%	0.26%	0.59%	—
Effect of premium amortization on acquired time deposits and borrowings	0.05%	0.15%	0.10%	0.17%	0.13%	—
Adjusted net interest margin	4.12%	3.77%	4.02%	3.60%	3.41%	2.69%

Total stockholders’ equity	$136,916	$97,152	$121,814	$96,447	$74,593	$30,076
Less:
Goodwill	249	249	249	249	—	—
Other intangible assets	1,331	281	1,485	370	503	—
Tangible stockholders’ equity	135,336	96,622	120,080	95,828	74,090	30,076
Shares outstanding (000s)	91,362	74,541	85,519	74,541	67,295	27,280
Tangible book value per share	1.48	1.30	1.40	1.29	1.10	1.10
Average assets	1,381,400	943,817	1,107,798	870,202	559,522	259,527
Average equity	127,529	97,301	104,919	83,624	54,781	24,440
Average equity to average assets	9.23%	10.31%	9.47%	9.61%	9.79%	9.42%
Average goodwill and other intangible assets	1,669	580	972	459	193	—
Tangible average equity to tangible average assets	9.11%	10.25%	9.38%	9.56%	9.76%	9.42%
Efficiency ratio
Noninterest expense	10,997	9,008	42,637	33,963	18,027	7,915
Net interest taxable equivalent income	13,146	8,270	41,849	32,164	21,200	6,244
Noninterest taxable equivalent income (loss)	2,040	1,174	21,648	15,051	5,238	1,783
Less gain (loss) on sale of securities	—	—	305	3,035	294	292
Adjusted operating revenue	15,186	9,444	63,192	44,180	26,144	7,735
Efficiency ratio	72.4%	95.4%	67.5%	76.9%	69.0%	102.3%

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Historical Consolidated Financial Information,” and our financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

The following discussion pertains to our historical results, on a consolidated basis. However, because we conduct all of our material business operations through the Bank, the discussion and analysis relates to activities primarily conducted at the subsidiary level.

Overview

Our name expresses our ideals to put our Clients 1st and our Community 1st. We are focused on serving the needs of entrepreneurs, tailoring a wide range of relationship banking services to entrepreneurs and their families, including commercial loans and a full line of depository products. We are based in St. Petersburg, Florida and operate from 28 banking centers and one loan production office on the West Coast of Florida and in Miami-Dade and Orange Counties. Now the 20th largest bank in the state of Florida by assets and the 17th largest by equity, having grown both organically and through acquisitions, we are near the top 1% of the fastest growing banks in the country as measured by asset growth, increasing assets from $260 million at December 31, 2009 to $1.4 billion at March 31, 2014.

We generate most of our revenue from interest on loans. Our primary source of funding for our loans is deposits. Our largest expenses are interest on those deposits and salaries plus related employee benefits. We measure our performance through our net interest margin, return on average assets, and return on average common equity, while maintaining appropriate regulatory leverage and risk-based capital ratios.

Economic Overview

Our financial performance is affected by economic conditions generally in the United States and more directly in Florida. The following discussion summarizes recent economic developments in the United States and Florida in the areas in which we operate.

The United States economy grew at a modest pace through the year ended December 31, 2013, accelerating in the second half of 2013, though with very modest growth in economic output in the first quarter of 2014. Real gross domestic product, or GDP, for the year ended December 31, 2013 grew at an annualized rate of 2.6%, compared to a rate of 2.8% for the year ended December 31, 2012, as indicated by the Bureau of Economic Analysis report published by the U.S. Department of Commerce. According to the U.S. Bureau of Labor Statistics, the seasonally adjusted unemployment rate for the quarter ended March 31, 2014 was 6.7%, compared to 7.4% for the year ended December 31, 2013 and 7.8% for the year ended December 31, 2012. Total home sales in the United States, as indicated by the National Association of Realtors, showed signs of weakening with existing home sales at a seasonally adjusted 4.6 million for the rolling twelve months ended March 31, 2014, down from the rolling twelve month total of 5.1 million as of December 31, 2013, and down from 5.0 million for the rolling twelve months ended March 31, 2013. Inventory levels are up to a 5.2 months’ supply, or 2.0 million units, as of March 31, 2014 from a 4.7 months’ supply as of March 31, 2013. New home sales have declined to a seasonally adjusted annual rate of 384 thousand as of March 31, 2014 from 437 thousand for the year ended December 31, 2013. Home values, as indicated by the seasonally adjusted Case-Shiller 20 city index, showed an increase of 12.9% from February 28, 2013 to February, 2014. Bankruptcy filings, per the U.S. Court Statistics, also improved with total filings down 11.3% for the twelve months ending March 31, 2014, compared to the same period in 2013, with business filings down 15.7% and personal filings down 11.1%, for the twelve months ending March 31, 2014, compared to the same period in 2013.

Increases in mortgage interest rates brought about by a variety of economic indicators and potential Federal Reserve policy changes have recently curtailed overall mortgage industry lending volumes. Additionally, the marketing gain percentage for mortgage loans sold has decreased recently due to increasing industry-wide competitive pressures related to changing market conditions, a trend that we expect to continue into 2014.

We expect regulatory changes that come into effect during 2014 and beyond to impact the overall mortgage industry, particularly regulatory changes related to mortgage servicing practices brought about by the Consumer Financial Protection Bureau and those related to mortgage lending practices brought about by the Dodd-Frank Act. We expect these requirements to effect the overall competitive landscape of the mortgage industry.

According to the Beige Book published by the Federal Reserve Board in April 2014, overall economic activity in the Sixth Federal Reserve District (which includes Florida, Georgia, Tennessee, Alabama and parts of Mississippi and Louisiana) expanded at a modest pace from mid-February through March 2014. Reports across sectors were optimistic and most business contacts expect near-term activity to grow at a moderate pace. Retailers cited a slight pickup in activity after experiencing sluggish sales at the beginning of the year. Hospitality contacts in areas negatively impacted by the adverse winter weather saw improvements in activity. Home sales were mixed but prices continued to appreciate from a year ago, according to residential homebuilders and brokers. Commercial real estate activity improved with construction growing at a modest pace from last year. Manufacturers reported continued improvements in new orders and production. Bankers noted an increase in loan demand. Hiring remained restrained for all sectors except construction. Prices increased slightly but most firms continued to report having little pricing power.

The economy in the state of Florida continued to see improvements as well, according to the U.S. Bureau of Economic Analysis. The unemployment rate, as indicated by the U.S. Bureau of Labor Statistics, increased slightly to 6.3% as of March 31, 2014, up from 6.2% as of February 28, 2014, constant with the 6.3% level as of December 31, 2013, but down from 8.1% as of December 31, 2012. Other improvements included a 5.7% decline in bankruptcies, per the U.S. Court Statistics, during the twelve months ended March 31, 2014.

Overview of Recent Financial Performance and Trends

Our financial performance reflects improvements in economic conditions in Florida in the areas in which we operate, the acquisitions we have completed, our progress in restructuring the acquired banks and implementing our banking strategy and other general economic and competitive trends in our markets. As of December 31, 2013, we had completed the integration of all of the Bank’s acquisitions to date. We restructured the management teams of these banks at acquisition date and integrated them under our line of business model and policies and procedures shortly after acquisition. For The Palm Bank, we completed the acquisition on May 31, 2012 and converted to our core processing platform in and merged them together with the Bank in July 27, 2012. For First Community Bank of Southwest Florida, we completed the acquisition on August 2, 2013 and converted to our core processing platform in and merged them together with the Bank in October 19, 2013.

Our net interest income was $13.1 million and $8.3 million in the three-month periods ended March 31, 2014 and March 31, 2013 respectively and was $41.8 million and $32.1 million in the years ended December 31, 2013 and 2012, respectively. In the three-month periods ended March 31, 2014 and March 31, 2013, our net income of $2.5 million and $0.3 million, respectively, represented a return on average assets, or ROAA, of 0.74% and 0.14%, respectively and a return on average equity, or ROAE, of 8.03% and 1.38%, respectively. Our ratio of average equity to average assets, or equity-to-assets ratio, in the three-month periods ended March 31, 2014 and March 31, 2013 was 9.23% and 10.31%, respectively. In the years ended December 31, 2013 and 2012, our net income of $12.0 million and $13.1 million, respectively, represented an ROAA of 1.08% and 1.50%, respectively and an ROAE of 11.43% and 15.63%. Our equity-to-assets ratio in 2013 and 2012 was 9.47% and 9.61%, respectively.

Our assets totaled $1.4 billion, $1.3 billion and $0.9 billion as of March 31, 2014, December 31, 2013 and December 31, 2012, respectively. Loans receivable, net as of March 31, 2014, December 31, 2013 and December 31, 2012, were $1.0 billion, $1.0 billion and $0.7 billion, respectively. Total deposits were $1.1 billion, $1.0 billion and $0.8 billion as of March 31, 2014, December 31, 2013 and December 31, 2012, respectively.

Acquisitions and Comparability to Prior Periods

First Community Bank of Southwest Florida

On August 2, 2013, the Bank acquired First Community Bank of Southwest Florida through a Purchase and Assumption Agreement with the FDIC as receiver, for total cash consideration received from the FDIC of $23.5 million. The purchase was part of the Bank’s overall strategy to grow and expand its market presence in southwest Florida. The Bank includes the results of operations of First Community Bank of Southwest Florida in its income statement beginning August 3, 2013. The Bank’s results of operations for the three-month period ended March 31, 2013 do not include the results of operations for First Community Bank of Southwest Florida since the acquisition was completed on August 2, 2013. Consequently, the Bank’s results of operations for the three-month period ended March 31, 2014 are not fully comparable with its results of operations for the three-month period ended March 31, 2013.

Acquisition-related costs of approximately $831 thousand are included in the Bank’s income statement as non-interest expense for the year ended December 31, 2013. This acquisition resulted in a bargain purchase gain of $12.4 million as of the acquisition date, primarily as a result of the consideration received from the FDIC plus the fair value of the assets acquired being above fair value of the net assets acquired. After adjustments measured from the date of purchase until the fiscal year end, or the measurement period, the bargain purchase gain as of December 31, 2013 increased to $13.5 million.

The Palm Bank

On May 31, 2012, the Bank acquired The Palm Bank for total cash consideration of $5.5 million. The Bank includes The Palm Bank’s results of operations in its incomes statement beginning June 1, 2012. Consequently, the Bank’s results of operations for the year ended December 31, 2013 are not fully comparable with its results of operations for the year ended December 31, 2012.

Acquisition-related costs of approximately $217 thousand are included in the Bank’s income statement as non-interest expense for the year ended December 31, 2012. The purchase was part of the Bank’s overall strategy to grow and expand its market presence in the Tampa Bay area. The acquisition resulted in a bargain purchase gain of $3.5 million as of the acquisition date, primarily as a result of the purchase price being less than the seller’s book value, and the fair value of the net assets acquired exceeding the seller’s book value. After adjustments during the measurement period, the bargain purchase price as of December 31, 2012 was $6.2 million.

Critical Accounting Policies and Estimates

To prepare financial statements in conformity with GAAP, our management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, fair value of real estate, deferred tax assets and fair values of financial instruments are particularly subject to change.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required for each loan portfolio segment using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

All substandard commercial, commercial real estate and construction loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, may be collectively evaluated for impairment, and accordingly, not separately identified for impairment disclosures.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, we determine the amount of valuation allowance in accordance with the accounting policy for the allowance for loan losses.

The general component covers non impaired loans and is based on our historical loss experience over the past two years as adjusted for certain current factors described in the paragraph below.  As our loan portfolio is composed of loans originated under different economic conditions and underwritten by different credit teams, the historical loss experience for our loans is determined by reference to the loss experience of the applicable originating bank and portfolio segment, and is based on the actual loss history experienced by each of the individual banks over the most recent two years.  This two year period is considered adequate given that current economic and real estate market conditions in the areas in which we operate are comparable to those conditions experienced during the last two years, and this period has been subject to review during our recent regulatory examinations. Historical losses on our originated loan portfolio, which represents around 60% of the total loan portfolio, have been extremely low. We acknowledge that our loss history is limited and many loans may not be seasoned. To address this limited history, we performed a peer statistical analysis of U.S. banks to determine which would be a normalized loss rate for our originated loans, considering characteristics like profitability, asset growth and geographical location among others. Starting in the second quarter of 2014, we will use the highest of our originated portfolio historical loss rates and peer analysis loss rate as a short term proxy to calculate the general component of the allowance for loan losses for our originated portfolio, until we gain additional experience and the portfolio further seasons.

This actual historical loss experience is supplemented with management adjustment factors based on the risks present for each portfolio segment  (separated for originated and acquired loans), including: (i) levels of and trends in delinquencies and nonaccrual loans; (ii) trends in volume and terms of loans; (iii) changes in lending policies, procedures, and practices; (iv) experience, ability, and depth of lending management and other relevant staff; (v) changes in the quality of the loan review system; (vi) changes in the underlying collateral; (vii) changes in competition, legal and regulatory environment; (viii) effects of changes in credit concentrations; and (ix) national and local economic trends and conditions. To determine the impact of these factors, management looks at external indicators such as unemployment rate, GDP growth, trends in consumer credit, real estate prices in the geographical areas where the Bank operates, information related to the other Florida banks, competitive and regulatory environment,  as well as internal indicators such as loan growth, credit concentrations and loan review process. Each of the adjustment factors is graded in a scale form “significantly improved compared to historical period” to “significantly declined compared to historical period,” and historical loss rates are adjusted based on this assessment. If a factor is graded “same compared to historical period”, no adjustments are made to the historical loss experience for that specific bank and loan category with respect to such factor. In addition, a risk rating adjustment factor is determined at the loan level, based on the individual risk rating of each loan.

Fair Value of Real Estate

Assets acquired through foreclosure or other proceedings are initially recorded at fair value at the date of foreclosure less estimated costs to sell, which establishes a new cost basis. After foreclosure, valuations are periodically performed by management and foreclosed assets held for sale are carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances and adjusted as necessary. Expenses from the operations of foreclosed assets and changes in the valuation allowance are included in expenses from foreclosed assets, net of rental income.

Purchased Credit Impaired, or PCI, Loans

As part of our acquisitions, we acquired loans that have evidence of credit deterioration since origination. These acquired loans are recorded at their fair value, such that there is no carryover of the allowance for loan losses.

Such purchased loans are accounted for individually or aggregated into pools of loans based on common risk characteristics. We estimate the amount and timing of expected cash flows for each purchased loan or pool, and the expected cash flows in excess of amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan’s or pool’s contractual principal and interest over expected cash flows is not recorded (non-accretable difference). Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded through the allowance for loan losses. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Deferred Tax Assets

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. We recognize interest and/or penalties related to income tax matters in income tax expense.

Fair Values of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

JOBS Act

The JOBS Act allows us to delay the implementation of certain new accounting standards on our financial statements. However, at March 31, 2014, December 31, 2013 and December 31, 2012 we have adopted all new accounting standards that could affect the comparability of our financial statements to those of other public entities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - JOBS Act.”

Results of Operations

Net Interest Income

Net interest income is the largest component of our income, and is affected by the interest rate environment, and the volume and the composition of our interest-earning assets and interest-bearing liabilities. Net interest margin represents net interest income divided by average interest-earning assets. We earn interest income from interest, dividends and fees earned on interest-earning assets, as well as from amortization and accretion of discounts on acquired loans. Our interest-earning assets include loans, time deposits in other financial institutions, FHLB stock, and securities available for sale. We incur interest expense on interest-bearing liabilities, including interest-bearing deposits, borrowings and other forms of indebtedness as well as from amortization and accretion of discounts and premiums on purchased time deposits and debt. Our interest-bearing liabilities include deposits, advances from the FHLB, other borrowings and other liabilities.

Three-month period ended March 31, 2014 compared to three-month period ended March 31, 2013

Our net interest income increased 59.0% to $13.1 million in the three-month period ended March 31, 2014 from $8.3 million in the three-month period ended March 31, 2013, primarily due to increased average balances of interest-earning assets coupled with an increase in yields and an improvement in deposit mix. Net interest margin in the three-month period ended March 31, 2014 increased to 4.37% from 4.08% in the three-month period ended March 31, 2013. In the three-month period ended March 31, 2014, average interest-earning assets increased to

$1,219.1 million from $821.6 million in the three-month period ended March 31, 2013, primarily due to growth in our loan portfolio, resulting from organic loan origination and the acquisition of First Community Bank of Southwest Florida. The yield on interest-earning assets increased to 5.05% in the three-month period ended March 31, 2014 from 4.75% in the three-month period ended March 31, 2013, primarily due to an increase in the average yield on loans as we continue to replace acquired banks’ loans with higher yield originated loans, combined with an improvement in interest-earning assets mix. Average loans receivable as a percentage of average interest-earning assets increased from 80.4% in the three-month period ended March 31, 2013 to 86.3% in the three-month period ended March 31, 2014, as a result of the Bank deploying available liquidity to fund loans. Average non-interest-bearing deposits increased by 83.3% to $210.5 million in the three-month period ended March 31, 2014 (representing 19.3% of total average deposits), from $114.9 million in the three-month period ended March 31, 2013 (representing 15.0% of total average deposits), resulting in an improvement in the deposit mix of the Bank.

Our cost of interest-bearing liabilities increased 51.9% to $2.0 million in the three-month period ended March 31, 2014 from $1.3 million in the three-month period ended March 31, 2013, primarily due to a 42.0% increase in the average balance in interest-bearing liabilities, as the Bank grew its deposit base to match its funding needs, together with an increase in the average rate paid on interest-bearing liabilities from 0.75% to 0.80%, primarily driven by an asset liability management decision of the Bank of borrowing longer term from the FHLB to reduce exposure to increasing interest rates. Cost of interest-bearing deposits remained stable at 0.68% in both periods.

The table below shows the average balances, income and expense, and yield rates of each of our interest-earning assets and interest-bearing liabilities for the periods indicated:

	Three-Month Period Ended March 31,
	2014			2013
	Average Balances(1)	Income/ Expense	Yields/ Rates	Average Balances(1)	Income/ Expense	Yields/ Rates
	(in thousands)
Interest-earning assets:
Loans receivable(2)	$1,052,402	$14,985	5.77%	$660,175	$9,195	5.65%
Securities available for sale	260	28	43.94%	109,801	367	1.35%
Federal funds sold and balances at Federal Reserve Bank	158,255	88	0.23%	46,730	29	0.25%
Time deposits in other financial institutions	—	—	0.00%	249	2	2.66%
FHLB stock	8,180	94	4.64%	4,647	27	2.33%
Total interest-earning assets	1,219,097	15,195	5.05%	821,602	9,619	4.75%
Non-interest-earning assets:
Cash and due from banks	$52,148	—		42,195	—
Other assets(3)	108,411	—		79,770	—
Total non-interest-earning assets	160,559	—		121,965	—
Total assets	1,379,656	15,195		$943,567	9,619
Interest-bearing liabilities:
Interest-bearing deposits:
Time deposits	366,686	982	1.09%	227,168	653	1.17%
Money market	333,068	350	0.43%	258,633	283	0.44%
Negotiable order of withdrawal accounts	144,897	138	0.39%	135,849	132	0.39%
Savings deposits	38,000	21	0.22%	29,644	16	0.22%
Total interest-bearing deposits	882,652	1,490	0.68%	651,295	1,085	0.68%
Other interest-bearing liabilities:
FHLB advances	151,223	544	1.46%	75,764	249	1.33%
Other borrowings	3,000	15	1.97%	3,000	15	2.03%
Other liabilities	—	—	0.00%	—	—	0.00%
Total interest-bearing liabilities	1,036,876	2,049	0.80%	730,059	1,349	0.75%
Non-interest-bearing liabilities and stockholders’ equity:
Demand deposits	$210,523	—		$114,873	—
Other liabilities	4,729	—		1,334	—
Stockholders’ equity	127,529	—		97,301	—
Total non-interest-bearing liabilities and stockholders’ equity	342,780	—		213,508	—
Total liabilities and stockholders’ equity	$1,379,656	2,049		$943,567	1,349
Interest rate spread (tax equivalent basis)			4.25%			4.00%
Net interest income (tax equivalent basis)		$13,146			$8,270
Net interest margin (tax equivalent basis)			4.37%			4.08%
Average interest-earning assets to average interest-bearing liabilities			117.6%			112.5%

(1)	Calculated using daily averages.

(2)
Loans are gross, including non-accrual loans and overdrafts (before deduction of net fees and allowance for loan losses). Interest on loans includes net deferred fees and costs of $399 thousand and $157 thousand in the three-month periods ended March 31, 2014 and 2013, respectively.

(3)	Other assets include bank owned life insurance, tax lien certificates, OREO, fixed assets, interest receivable, prepaid expense and others.

Year ended December 31, 2013 compared to year ended December 31, 2012

Our net interest income increased 30.5% to $41.8 million in 2013 from $32.1 million in 2012, primarily due to increases in average balances of interest-earning assets coupled with an increase in yields and an improvement in deposit mix. Net interest margin in 2013 increased to 4.31% from 4.03% in 2012. In 2013, average earning assets increased to $970.7 million from $796.6 million in 2012, primarily due to the growth in our loan portfolio, resulting from organic loan origination and the acquisition of First Community Bank of Southwest Florida. The yield on interest-earning assets increased to 5.00% in 2013 from 4.80% in 2012, because of the improvement in interest-earning assets mix. Average loans receivable as a percentage of average interest-earning assets increased to 83.7% in 2013 compared to 76.5% in 2012, as a result of the Bank deploying available liquidity to fund loans. Average non-interest-bearing deposits increased by 65.9% to $153.3 million in 2013 (representing 17.4% of total average deposits), from $92.4 million in 2012 (representing 13.3% of total average deposits), resulting in an improvement in the deposit mix of the Bank.

Our cost of interest-bearing liabilities increased 8.5% to $6.7 million in 2013, from $6.1 million in 2012, primarily due to a 21.9% increase in the average balance in interest-bearing liabilities as the Bank continues to grow its deposit base to match its funding needs. This effect was offset in part by a decrease in the average rate paid on interest-bearing liabilities from 0.89% to 0.79%, primarily driven by the Bank allowing the rolling off of higher-priced time deposits and replacing them with lower-rate deposits (resulting in cost of interest-bearing deposits falling from 0.81% in 2012 to 0.66% in 2013), despite having increased average FHLB advances by borrowing longer term to reduce exposure to increasing interest rates.

Year ended December 31, 2012 compared to year ended December 31, 2011

Our net interest income increased 51.3% to $32.1 million in 2012 from $21.2 million in 2011, primarily due to increases in average balances of interest-earning assets coupled with an improvement in deposit mix, and partially offset by a lower yield on loans. Net interest margin in 2012 decreased to 4.03% from 4.13% in 2011. In 2012, average earning assets increased to $796.6 million from $513.1 million in 2011, primarily due to the growth in our loan portfolio, resulting from organic loan origination and the full year effect of the acquisition of First Community Bank of America (partially reflected in 2011 average deposits, as the acquisition was completed in May 2011). The yield on interest-earning assets decreased to 4.80% in 2012 from 5.26% in 2011, because of the full year effect of the lower average yield on the loans acquired from First Community Bank of America. Average loans receivable as a percentage of average interest-earning assets slightly decreased from 78.5% in 2011 to 76.5% in 2012. Average non-interest-bearing deposits increased by 103.1% to $92.4 million in 2012 (representing 13.3% of total average deposits) from $45.5 million in 2011 (representing 10.3% of total average deposits), resulting in an improvement in the deposit mix of the Bank.

Our cost of interest-bearing liabilities increased 5.4% to $6.1 million in 2012, from $5.8 million in 2011, primarily due to a 51.4% increase in the average balance in interest-bearing liabilities resulting from the full year of deposits acquired from First Community Bank of America. This effect was offset in part by a decrease in the average rate paid on interest-bearing liabilities from 1.27% to 0.89%, primarily driven by the Bank allowing the rolling off of higher-priced time deposits and replacing them with lower-rate deposits (resulting in cost of interest-bearing deposits falling from 1.22% in 2011 to 0.81% in 2012), combined with an improvement in deposit mix with a lower share of time deposits (36.2% of average interest-bearing liabilities in 2012 compared to 46.6% in 2011).

The table below shows the average balances, income and expense, and yield rates of each of our interest-earning assets and interest-bearing liabilities for the periods indicated:

	Year Ended December 31,
	2013			2012			2011
	Average Balances(1)	Income/ Expense	Yields/ Rates	Average Balances(1)	Income/ Expense	Yields/ Rates	Average Balances(1)	Income/ Expense	Yields/ Rates
	(in thousands)
Interest-earning assets:
Loans receivable(2)	$812,905	$47,362	5.83%	$609,005	$35,186	5.78%	$402,590	$25,341	6.29%
Securities available for sale	45,379	698	1.54%	116,307	2,723	2.34%	69,543	1,546	2.22%
Federal funds sold and balances at Federal Reserve Bank	105,944	268	0.25%	65,424	161	0.25%	28,480	86	0.30%
Time deposits in other financial institutions	133	7	5.14%	564	17	2.99%	8,913	18	0.20%
FHLB stock	6,305	164	2.60%	5,304	114	2.15%	3,620	25	0.68%
Total interest-earning assets	970,666	48,499	5.00%	796,605	38,201	4.80%	513,146	27,016	5.26%
Non-interest-earning assets:
Cash and due from banks	37,940	—		13,331	—		10,621	—
Other assets(3)	99,192	—		60,266	—		35,755	—
Total non-interest-earning assets	137,132	—		73,597	—		46,376	—
Total assets	1,107,798	48,499		870,202	38,201		559,522	27,016
Interest-bearing liabilities:
Interest-bearing deposits:
Time deposits	$262,140	$2,948	1.12%	$250,646	$3,212	1.28%	212,965	3,860	1.81%
Money market	292,262	1,267	0.43%	223,043	1,170	0.52%	138,304	898	0.65%
Negotiable order of withdrawal accounts	139,331		0.39%	99,151	412	0.42%	28,911	16	0.06%
Savings deposits	34,994	78	0.22%	28,485	71	0.25%	14,682	60	0.41%
Total interest-bearing deposits	$728,727	$4,837	0.66%	$601,324	$4,865	0.81%	394,862	4,834	1.22%
Other interest-bearing liabilities:
FHLB advances	$112,097	$1,753	1.56%	$88,010	$1,196	1.36%	58,416	919	1.57%
Other borrowings	3,000	60	2.00%	3,010	66	2.19%	3,948	63	1.58%
Other liabilities	—	—	0.00%	—	—	0.00%	—	—	0.00%
Total interest-bearing liabilities	$843,824	$6,650	0.79%	$692,344	$6,127	0.89%	457,226	5,816	1.27%
Non-interest-bearing liabilities and stockholders’ equity:
Demand deposits	$153,276	—		$92,418	—		$45,507
Other liabilities	5,778	—		1,815	—		2,008
Stockholders’ equity	104,919	—		83,624	—		54,781
Total non-interest-bearing liabilities and stockholders’ equity	$263,974	—		$177,858	—		$102,296
Total liabilities and stockholders’ equity	$1,107,798	6,650		$870,202	6,127		$559,522	5,816
Interest rate spread (tax equivalent basis)			4.21%			3.91%			3.99%
Net interest income (tax equivalent basis)		$41,849			$32,074			$21,200
Net interest margin (tax equivalent basis)			4.31%			4.03%			4.13%
Average interest-earning assets to average interest-bearing liabilities			115.00%			115.10%			112.20%

(1)	Calculated using daily averages.

(2)
Loans are gross, including non-accrual loans and overdrafts (before deduction of net fees and allowance for loan losses). Interest on loans includes net deferred fees and costs of $1,594 thousand, $638 thousand and $401 thousand in 2013, 2012 and 2011, respectively.

(3)	Other assets include bank owned life insurance, tax lien certificates, OREO, fixed assets, interest receivable, prepaid expense and others.

Rate/Volume Analysis

The tables below detail the components of the changes in net interest income for the three-month period ended March 31, 2014 compared to the three-month period ended March 31, 2013, the year ended December 31, 2013 compared to the year ended December 31, 2012 and the year ended December 31, 2012 compared to the year ended December 31, 2011. For each major category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes due to average volumes and changes due to rates, with the changes in both volumes and rates allocated to these two categories based on the proportionate absolute changes in each category.

Three-month period ended March 31, 2014 compared to three-month period ended March 31, 2013

	Three-Month Period Ended March 31, 2014 Compared to Three-Month Period Ended March 31, 2013 Due to Changes in
	Average Volume	Average Rate	Net Increase (Decrease)
		(in thousands)
Interest-earning assets:
Loans receivable(1)	$5,581	$209	$5,790
Securities available for sale	(719)	381	(338)
Federal funds sold and balances at Federal Reserve Bank	62	(3)	59
Time deposits in other financial institutions	(1)	(1)	(2)
FHLB stock	29	38	67
Total interest income(2)	$4,952	$624	$5,576
Interest expenses
Time deposits	$375	$(48)	$327
Money market	79	(12)	67
Negotiable order of withdrawal accounts	9	(3)	6
Savings deposits	5	—	5
FHLB advances	269	26	295
Other borrowings	—	—	—
Other liabilities	—	—	—
Total interest expense	737	(37)	700
Change in net interest income	$4,215	$661	$4,876

(1)	Average loans are gross, including non-accrual loans and overdrafts (before deduction of net fees and allowance for loan losses).

(2)	Interest on loans includes net deferred fees and costs of $399 thousand and $157 thousand in the three-month periods ended March 31, 2014 and 2013, respectively.

The increase in average volume of loans in the three-month ended March 31, 2014, as compared to the three-month period ended March 31, 2013 is primarily due to organic loan origination and the acquisition of First Community Bank of Southwest Florida, and the increase in average rate on loans in the three-month ended March 31, 2014, as compared to the three-month period ended March 31, 2013 results from the Bank continuing to replace acquired banks’ loans with higher-yield originated loans.

The increase in average volume of deposits in the three-month period ended March 31, 2014, as compared to the three-month period ended March 31, 2013 is primarily due to deposits acquired from First Community Bank of Southwest Florida and to organic deposit growth to match the Bank’s funding needs.

Year ended December 31, 2013 compared to year ended December 31, 2012

	Year Ended December 31, 2013 Compared to Year Ended December 31, 2012 Due to Changes in
	Average Volume	Average Rate	Net Increase (Decrease)
		(in thousands)
Interest-earning assets:
Loans receivable(1)	$11,876	$299	$12,175
Securities available for sale	(1,296)	(729)	(2,025)
Federal funds sold and balances at Federal Reserve Bank	102	5	107
Time deposits in other financial institutions	(18)	8	(10)
FHLB stock	24	26	50
Total interest income(2)	$10,688	$(391)	$10,297
Interest expenses
Time deposits	$142	$(406)	$(264)
Money market	323	(226)	97
Negotiable order of withdrawal accounts	158	(26)	132
Savings deposits	15	(9)	6
FHLB advances	359	197	556
Other borrowings	—	(6)	(6)
Other liabilities	—	—	—
Total interest expense	997	(476)	521
Change in net interest income	$9,691	$85	$9,776

(1)	Average loans are gross, including non-accrual loans and overdrafts (before deduction of net fees and allowance for loan losses).

(2)	Interest on loans includes net deferred fees and costs of $1,594 thousand and $638 thousand in 2013 and 2012, respectively.

The increase in average volume of loans in 2013, as compared to 2012, is primarily due to organic loan origination and the acquisition of First Community Bank of Southwest Florida, and the increase in average rate on loans in 2013, as compared to 2012, is primarily due to our continuing to replace acquired banks’ loans with higher-yield originated loans.

The increase in average volume of deposits in 2013, as compared to 2012, is primarily due to deposits acquired from First Community Bank of Southwest Florida and to organic deposit growth to match the Bank’s funding needs. The decline in average rate in 2013 as compared to 2012 was primarily due to the Bank’s deposit mix improvement, allowing rolling off of higher priced time deposits and replacing them with lower-rate deposits

Year ended December 31, 2012 compared to year ended December 31, 2011

	Year Ended December 31, 2012 Compared to Year Ended December 31, 2011 Due to Changes in
	Average Volume	Average Rate	Net Increase (Decrease)
		(in thousands)
Interest-earning assets:
Loans receivable(1)	$12,073	$(2,229)	$9,843
Securities available for sale	1,091	87	1,178
Federal funds sold and balances at Federal Reserve Bank	93	(18)	75
Time deposits in other financial institutions	(31)	30	(1)
FHLB stock	16	74	90
Total interest income(2)	$13,242	$(2,056)	$11,185
Interest expenses
Time deposits	$608	$(1,255)	$(647)
Money market	470	(197)	273
Negotiable order of withdrawal accounts	109	286	395
Savings deposits	41	(30)	11
FHLB advances	416	(139)	277
Other borrowings	(17)	20	3
Other liabilities	—	—	—
Total interest expense	1,627	(1,315)	312
Change in net interest income	$11,615	$(741)	$10,874

(1)	Average loans are gross, including non-accrual loans and overdrafts (before deduction of net fees and allowance for loan losses).

(2)	Interest on loans includes net deferred fees and costs of $638 thousand and $401 thousand in 2012 and 2011, respectively.

The increase in average volume of loans in 2012, as compared to 2011, is primarily due to the effect of a full year of the First Community Bank of America loan portfolio in 2012 (partially reflected in 2011 average loans as the acquisition was completed in May 2011), combined with the acquisition of The Palm Bank in June 2012 and the Bank’s organic growth.

The increase in average volume of deposits in 2012, as compared to 2011, is primarily due to the effect of a full year of First Community Bank of America loan portfolio (partially reflected in 2011 average deposits as the acquisition was completed in May 2011), combined with the acquisition of The Palm Bank in June 2012 and the Bank’s organic growth. The decline in average rate in 2012 as compared to 2011 was primarily due to the Bank’s deposit mix improvement, driven by a smaller share time deposits priced at lower rates (due to the rolling off of higher priced time deposits and replacing them with lower-rate deposits).

Provision for Loan Losses

The provision for loan losses is the amount of expense that, based on our judgment, is required to maintain the allowance for loan losses at an adequate level to absorb probable losses inherent in the loan portfolio at the balance sheet date and that, in management’s judgment, is appropriate under GAAP. The determination of the amount of the allowance is complex and involves a high degree of judgment and subjectivity.

Three-month period ended March 31, 2014 compared to three-month period ended March 31, 2013

Our provision for loan losses increased to $36 thousand in the three-month period ended March 31, 2014 from a reversal of provisions of $104 thousand in the three-month period ended March 31, 2013, primarily due to net recoveries in the three-month period ended March 31, 2013 above the net recoveries in the three-month period ended March 31, 2014, combined with declining gross loans balances during both periods (reflecting a seasonally slower first quarter loan growth).

The provision for loan losses in the three-month period ended March 31, 2014 reflects a reversal of $99 thousand related to a release of valuation allowance with respect to acquired impaired loans, a reversal of $157 thousand related to acquired loans that were not considered impaired at the date of acquisition and an expense of $292 thousand related to the increase in the allowance for loan losses established for originated loans and to replenish net charge-offs. We originated $44.6 million in new loans in the three-month period ended March 31, 2014 compared to $22.1 million in the three-month period ended March 31, 2013.

Year ended December 31, 2013 compared to year ended December 31, 2012

Our provision for loan losses decreased 48.4% to $1.2 million in 2013 from $2.4 million in 2012, primarily due to a reduction of net charge offs to average loans from 0.88% in 2012 to 0.08% in 2013, which resulted in lower provision in 2013.

The provision for loan losses in 2013 reflects a reversal of $756 thousand related to a release of valuation allowance with respect to acquired impaired loans, an addition of $405 thousand related to acquired loans that were not considered impaired at the date of acquisition and $1,569 thousand related to the increase in the allowance for loan losses established for originated loans and to replenish net charge-offs. We originated $417.6 million in new loans in 2013 compared to $202.2 million in 2012.

Noninterest Income

Noninterest income includes gain on sale of securities, gain on sale of loans, service charges and fees, bargain purchase gain, gain on sale of other real estate, net, bank-owned life insurance, tax lien certificates income, mortgage banking fees and others.

Three-month period ended March 31, 2014 compared to three-month period ended March 31, 2013

Noninterest income increased 73.7% to $2.0 million in the three-month period ended March 31, 2014 from $1.2 million in the three-month period ended March 31, 2013, primarily due to a $690 thousand increase in gain on sale of loans and a $215 thousand increase in service charges and fees. The increase in the gain on sale of loans was due primarily to a strong demand for SBA loans in the secondary market and the increase in service charges and fees was due primarily to the growth in deposit accounts and balances. These increases were offset in part by a $152 thousand decrease in mortgage banking fees, primarily due to the Bank exiting residential real estate loan origination for sale in the secondary market in early 2014.

The following table sets forth the components of noninterest income for the periods indicated:

	Three-Month Period Ended March 31,
	2014	2013
	(in thousands)
Gain on sale of securities	$—	$—
Gain on sale of loans	744	54
Services charges and fees	594	379
Bargain purchase gain	41	—
Gain on sale of other real estate, net	277	229
Bank owned life insurance	36	50
Mortgage banking fees	43	195
Other	305	267
Total noninterest income	$2,040	$1,174

Year ended December 31, 2013 compared to year ended December 31, 2012

Noninterest income increased 43.8% to $21.6 million in 2013 from $15.1 million in 2012, primarily due to a $7.2 million or 115.9% increase in bargain purchase gain, a $0.8 million, or 69.6% increase in service charges and fees and a $0.2 million, or 50.8% increase in gain on sale of other real estate. The increase in bargain purchase gain was due to the bargain purchase gain of $13.5 million recorded for the purchase of First Community Bank of Southwest Florida in 2013, as compared to the bargain purchase gain of $6.2 million for the purchase of The Palm Bank in 2012. The increase in service charges and fees in 2013 was due primarily to the growth in deposit accounts and balances, and the gain on sale of other real estate, was due primarily to improving market conditions allowing for real estate owned properties to be sold above their net carrying value. These increases were offset in part by a $2.7 million, or 90.0% decrease in gain on sale of securities, due primarily to our decision to sell the entirety of our securities available for sale portfolio in 2013 based on our assessment that improving economic conditions could begin to put upward pressure on interest rates in 2013 and beyond, which prompted us to redeploy these assets into cash and eventually loans.

The following table sets forth the components of noninterest income for the periods indicated:

	Year Ended December 31,
	2013	2012
	(in thousands)
Gain on sale of securities	$305	$3,035
Gain on sale of loans	1,169	1,170
Services charges and fees	1,898	1,119
Bargain purchase gain	13,462	6,235
Gain on sale of other real estate, net	686	455
Bank owned life insurance	173	206
Mortgage banking fees	590	590
Other	3,365	2,241
Total noninterest income	$21,648	$15,051

Noninterest Expense

Noninterest expense includes primarily salaries and employee benefits, occupancy expense, network services and data processing, advertising and promotion, OREO and professional fees, among others. We monitor the ratio of noninterest expense to the sum of net interest income plus noninterest income, which is commonly known as the efficiency ratio.

Three-month period ended March 31, 2014 compared to three-month period ended March 31, 2013

Noninterest expense increased 22.1% to $11.0 million in the three-month period ended March 31, 2014 from $9.0 million in the three-month period ended March 31, 2013, primarily due to a $265 thousand, or 6.3% increase in salaries and employee benefits expenses, a $287 thousand, or 36.8% increase in occupancy expense and a $265 thousand, or 70.7% increase in furniture and equipment. The increase in noninterest expense in each of these areas relates primarily to our acquisition of First Community Bank of Southwest Florida in 2013 and the related employee, occupancy and furniture and equipment expenses in connection with the increased scale of our operations, including the opening of our banking center in Miami in January 2014. Other real estate owned – valuation allowance expense increased by $356 thousand in the three-month period ended March 31, 2014, driven by the revaluation of foreclosed properties held by the Bank. Advertising expense increased 17.7% to $883 thousand in the three-month period ended March 31, 2014 from $750 thousand in the three-month period ended March 31, 2013, as we continued to establish partnerships with local sports teams in an effort to differentiate us from our competitors.

The following table sets forth the components of noninterest expenses for the periods indicated:

	Three-Month Period Ended March 31,
	2014	2013
	(in thousands)
Salaries and employee benefits	$4,467	$4,202
Occupancy expense	1,063	777
Furniture and equipment	640	375
Regulatory assessments	350	225
Network services and data processing	851	739
Printing and office supplies	105	117
Postage and delivery	55	50
Advertising and promotion	883	750
Other real estate owned	620	471
Other real estate owned – valuation allowance expense	379	23
Amortization of intangible assets	154	89
Professional fees	596	502
Loan collection expenses	148	245
Merger related expenses	—	—
Other	686	443
Total noninterest expense	$10,997	$9,008

We monitor the ratio of noninterest expense to the sum of net interest income plus noninterest income, which is commonly known as the efficiency ratio. In the three-month periods ended March 31, 2014 and March 31, 2013, our efficiency ratio was 72.4% and 95.4%, respectively. The efficiency ratio was significantly impacted in the three-month period ended March 31, 2014 by the increase in interest resulting from higher average loan balances and by the growth in noninterest income. We also track closely average assets per employee and annualized revenue per employee-year, as measures of efficiency. In the three-month period ended March 31, 2014, average assets per employee were $6.4 million and annualized revenue per employee-year  reached $323 thousand as compared to $4.6 million and $211 thousand in the three-month periods ended March 31, 2013, respectively, primarily due to higher average loan balances during the three-month period ended March 31, 2014, combined with productivity improvements resulting from the Bank’s continuing investments in information technology.

Year ended December 31, 2013 compared to year ended December 31, 2012

Noninterest expense increased 25.5% to $42.6 million in 2013 from $34.0 million in 2012, primarily due to a $2.7 million, or 19.1% increase in salaries and employee benefits, a $1.4 million, or 67.8% increase in network services and data processing, a $1.2 million, or 217.3% increase in other real estate owned-valuation allowance expense and a $1.0 million, or 40.2% increase in occupancy expenses. The increase in noninterest expense in each of these areas relates primarily to our acquisition of First Community Bank of Southwest Florida in 2013 and the related employee, information technology, and occupancy expense in connection with the increased scale of our operations. The increase in network services and data processing was also driven by our focus on development of technology to improve productivity and enhance customer experience. The increase in valuation allowance expense was driven by the revaluation of foreclosed properties we held. Advertising expense increased 20.9% to $3.4 million in 2013 from $2.8 million in 2012, as we continued to establish new partnerships with local sports teams in an effort to differentiate us from our competitors.

The following table sets forth the components of noninterest expense for the periods indicated:

	Year Ended December 31,
	2013	2012
	(in thousands)
Salaries and employee benefits	$17,015	$14,281
Occupancy expense	3,630	2,590
Furniture and equipment	1,841	1,567
Regulatory assessments	1,096	798
Network services and data processing	3,402	2,027
Printing and office supplies	481	398
Postage and delivery	256	221
Advertising and promotion	3,422	2,830
Other real estate owned	2,163	1,495
Other real estate owned – valuation allowance expense	1,739	548
Amortization of intangible assets	434	404
Professional fees	2,785	3,106
Loan collection expenses	710	1,051
Merger related expenses	1,010	905
Other	2,653	1,742
Total noninterest expense	$42,637	$33,963

In 2013 and 2012, our efficiency ratio was 67.5% and 76.9%, respectively. The efficiency ratio improved in 2013 primarily due to an increase in income driven by higher loan average balances and higher noninterest income, resulting from the bargain purchase gain of First Community Bank of Southwest Florida. Our average assets per employee and annualized revenue per employee-year in 2013 were $5.2 million and $332 thousand, as compared to $4.6 million and $282 thousand in 2012, primarily due to the growth in average loans in 2013 as compared to 2012 and to a higher bargain purchase gain from the acquisition of First Community Bank of Southwest Florida in 2013.

Income Taxes

The provision for income taxes includes federal and state income taxes. Fluctuations in effective tax rates reflect the effect of the differences in the inclusion or deductibility of certain income and expenses, respectively, for income tax purposes. Our future effective income tax rate will fluctuate based on the mix of taxable and tax-free investments we make and our overall level of taxable income. See the notes to our consolidated financial statements for additional information about the calculation of income tax expense and the various components thereof.

Three-month period ended March 31, 2014 compared to three-month period ended March 31, 2013

In the three-month period ended March 31, 2014, we recorded income tax expense of $1.6 million, compared to income tax expense of $0.2 million in the three-month period ended March 31, 2013. The increase in income tax expense was due primarily to our increase in income before taxes.

Year ended December 31, 2013 compared to year ended December 31, 2012

In 2013, we recorded income tax expense of $7.7 million, compared to income tax benefit of $2.3 million in 2012. As of December 31, 2013, the Bank had federal and state net operating loss carryforwards of approximately $4.5 million and $8.5 million, respectively. The federal carryforwards begin to expire in 2029 and the state carryforwards begin to expire in 2028. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. During 2012, management determined that the previously recognized valuation allowance was not necessary given recent profitability and growth and thus management believed it was more likely than not that the net deferred tax asset would be realized, which resulted in a reversal of valuation allowance in 2012 causing a tax benefit of $4.4 million in the year. This reversal was not repeated in 2013.

Net Income

We evaluate our net income using the common industry ratio, ROAA, which is equal to net income for the period annualized, divided by the daily average of total assets for the period. We also use ROAE, which is equal to net income for the period annualized, divided by the daily average of total shareholders’ equity for the period.

Three-month period ended March 31, 2014 compared to three-month period ended March 31, 2013

In the three-month period ended March 31, 2014, our net income of $2.5 million, or $0.03 basic and diluted net income per common share, represented an ROAA of 0.74% and an ROAE of 8.03%. Our equity-to-assets ratio in the three-month period ended March 31, 2014 was 9.23%. In comparison, in the three-month period ended March 31, 2013, our net income of $0.3 million, or $0.0 basic and diluted net income per common share, represented an ROAA of 0.14% and an ROAE of 1.38%. Our equity-to-assets ratio in the three-month period ended March 31, 2013 was 10.31%.

Year ended December 31, 2013 compared to year ended December 31, 2012

In 2013, our net income of $12.0 million, or $0.15 basic and diluted net income per common share, represented an ROAA of 1.08% and an ROAE of 11.43%. Our equity-to-assets ratio in 2013 was 9.47%. In comparison, in 2012, our net income of $13.1 million, or $0.18 basic and diluted net income per common share, represented an ROAA of 1.50% and an ROAE of 15.63%. Our equity-to-assets ratio in 2012 was 9.61%.

Financial Condition

Our assets totaled $1.4 billion, $1.3 billion and $0.9 billion as of March 31, 2014, December 31, 2013 and December 31, 2012, respectively. Loans receivable, net as of March 31, 2014, December 31, 2013 and December 31, 2012, were $1.0 billion, $1.0 billion and $0.7 billion, respectively. Total deposits were $1.1 billion, $1.0 billion and $0.8 billion as of March 31, 2014, December 31, 2013 and December 31, 2012, respectively. Total liabilities, consisting of deposits, FHLB advances, other borrowings, and other liabilities totaled $1.3 billion, $1.2 billion and $0.8 billion as of March 31, 2014, December 31, 2013, and December 31, 2012, respectively. The increases in total assets, loans receivable, net, deposits and liabilities in 2013 were primarily due to organic growth and to the acquisition of First Community Bank of Southwest Florida.

Stockholders’ equity was $136.9 million, $121.8 million and $96.5 million as of March 31, 2014, December 31, 2013 and December 31, 2012, respectively. The increase in stockholders’ equity in 2013 was primarily due to the purchase of additional shares in the Bank by its shareholders to fund the acquisition of First Community Bank of Southwest Florida and due to $12.0 million of net income earned during the period.

Loans

Our loan portfolio is our primary earning asset. Our strategy is to grow the loan portfolio by originating commercial and consumer loans that we believe to be of high quality, that comply with our credit policies and that produce revenues consistent with our financial objectives.

Loans by Type

The following table sets forth the carrying amounts of our loan portfolio by type as of the dates indicated.

			As of December 31,
	As of March 31, 2014		2013		2012		2011		2010		2009
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in thousands, except %)
Loan Type
Real estate:
Residential	$201,297	19.3	$196,238	18.6	$151,650	22.9	$161,172	29.4	$24,483	11.7	$17,787	9.5
Commercial	624,010	59.7	636,238	60.4	366,431	55.2	281,451	51.3	143,398	68.4	128,160	68.7
Construction	92,889	8.9	90,974	8.6	59,419	9.0	30,992	5.6	14,373	6.9	22,631	12.1
Total real estate	918,196	87.9	923,450	87.7	577,500	87.0	473,615	86.3	182,254	87.0	168,578	90.3
Commercial	80,676	7.7	85,511	8.1	66,828	10.1	54,454	9.9	24,590	11.7	16,020	8.6
Consumer	45,914	4.4	44,068	4.2	19,306	2.9	21,012	3.8	2,729	1.3	2,064	1.1
Total loans	1,044,786	100.0	1,053,029	100.0	663,634	100.0	549,081	100.0	209,573	100.0	186,662	100.0
Less:
Net deferred loan fees	(3,036)		(2,880)		(831)		(109)		(97)		(90)
Allowance for loan losses	(3,626)		(3,412)		(2,814)		(5,792)		(3,984)		(6,451)
Loans receivable, net	$1,038,124		$1,046,737		$659,989		$543,180		$205,492		$180,121

As of March 31, 2014 and December 31, 2013, 2012, 2011, 2010 and 2009, 87.9%, 87.7%, 87.0%, 86.3%, 87.0% and 90.3%,  respectively, of the total loan portfolio was collateralized by commercial and residential real estate mortgages.

Loan Maturity and Sensitivities

The following tables show the contractual maturities of our loan portfolio at the dates indicated. Loans with scheduled maturities are reported in the maturity category in which the payment is due. Demand loans with no stated maturity and overdrafts are reported in the “due in 1 year or less” category. Loans that have adjustable rates are shown as amortizing to final maturity rather than when the interest rates are next subject to change. The tables do not include prepayment or scheduled principal repayments. There are no other relevant loan concentrations aside from the categories presented in the tables below.

	Due in 1 Year of Less	Due in 1 to 5 Years	Due After 5 Years	Total
	(in thousands)
Loan Type
As of March 31, 2014
Real estate:
Residential	$24,032	$60,537	$116,728	$201,297
Commercial	95,471	314,718	213,821	624,010
Construction	13,661	35,233	43,995	92,889
Total real estate	133,164	410,488	374,544	918,196
Commercial	16,888	38,300	25,488	80,676
Consumer	1,562	35,697	8,655	45,914
Total loans	$151,614	$484,485	$408,687	$1,044,786

	Due in 1 Year of Less	Due in 1 to 5 Years	Due After 5 Years	Total
	(in thousands)
Loan Type
As of December 31, 2013
Real estate:
Residential	$17,176	$59,638	$119,424	$196,238
Commercial	75,665	328,236	232,337	636,238
Construction	19,625	33,447	37,902	90,974
Total real estate	112,466	421,321	389,663	923,450
Commercial	24,952	39,195	21,364	85,511
Consumer	1,540	33,317	9,211	44,068
Total loans	$138,958	$493,833	$420,238	$1,053,029

For loans due after one year or more, the following tables present the sensitivities to changes in interest rates at the dates indicated:

	Fixed Interest Rate	Floating Interest Rate	Total
	(in thousands)
Loan Type
As of March 31, 2014
Real estate:
Residential	$59,321	$141,976	$201,297
Commercial	281,401	342,609	624,010
Construction	12,882	80,007	92,889
Total real estate	353,604	564,592	918,196
Commercial	31,944	48,732	80,676
Consumer	14,937	30,977	45,914
Total loans	$400,485	$644,301	$1,044,786

As of December 31, 2013
Real estate:
Residential	$54,699	$141,539	$196,238
Commercial	275,697	360,541	636,238
Construction	18,487	72,487	90,974
Total real estate	348,883	574,567	923,450
Commercial	34,492	51,019	85,511
Consumer	15,877	28,191	44,068
Total loans	$399,252	$653,777	$1,053,029

As part of our asset – liability management conservative strategy, we rarely offer fixed-rate loans with maturity above five years. As of March 31, 2014, less than 1.5% of our originated loan portfolio has a maturity over 5 years.  As of March 31, 2014, 55% of our originated portfolio is made up of variable-rate loans. The remaining fixed-rate portion of our originated portfolio has a weighted average maturity of 3.4 years. The following table presents the contractual maturities of our loan portfolio at the dates indicated, segregated into fixed and floating interest rate loans as of March 31, 2014:

	Fixed Interest Rate	Floating Interest Rate	Total
	(in thousands)
As of March 31, 2014
Maturity
One year or less	$56,986	$94,628	$151,614
One to five years	312,423	172,062	484,485
More than five years	31,076	377,611	408,687
Total loans	$400,485	$644,301	$1,044,786

Loan Growth

We monitor new loan production by loan type, borrower type, market and profitability. Our operating strategy focuses on growing assets by originating commercial loans that we believe to be of high quality. We also fund additional loan growth by leveraging our existing infrastructure.  For the three-month period ended March 31, 2014, we originated a total of $44.6 million of new loans, including $41.0 million of real estate loans ($5.5 million, $15.2 million and $20.3 million of which were residential, commercial and construction real estate loans, respectively), $3.5 million of commercial loans, and $0.1 million of consumer loans. As of March 31, 2014, the average loan size in our originated portfolio is $843 thousand. For the year ended December 31, 2013, we originated a total of $417.6 million of new loans, including $330.1 million of real estate loans ($45.3 million, $209.1 million and $75.7 million of which were residential, commercial and construction real estate loans, respectively), $58.8 million of commercial loans, and $28.6 million of consumer loans.

	Three-Month Period Ended March 31, 2014		Year Ended December 31, 2013
	Amount	% of Total	Amount	% of Total
	(in thousands, except %)
Loan Type
Real estate:
Residential	$5,501	12.3	$45,345	10.9
Commercial	15,195	34.1	209,063	50.1
Construction	20,300	45.5	75,683	18.1
Total real estate	40,996	91.9	330,091	79.1
Commercial	3,524	7.9	58,842	14.1
Consumer	91	0.2	28,634	6.9
Total loans	44,611	100.0	417,567	100.0

The loan origination amount in the three-month period ended March 31, 2014 is driven primarily by seasonal factors, as during the first quarter business owners are usually preparing their financial statements and filing their tax returns related to the previous fiscal year.

In addition, our acquisition strategy, which has focused on acquiring banks in Florida regional markets, has resulted in an increase in the number of loans. We acquired loans through the acquisitions of First Community Bank of America, First Community Bank of Southwest Florida and The Palm Bank. These acquired loans were recorded at their fair value, such that there was no carryover of the allowance for loan losses. As of March 31, 2014, the breakdown of our portfolio by originating bank was as follows:

	As of March 31, 2014
	Amount	% of Total
	(in thousands, except %)
Originating Bank
C1 Bank	$629,616	60.3
Community Bank of Manatee	78,294	7.5
First Community Bank of America	163,780	15.7
The Palm Bank	34,169	3.3
First Community Bank of Southwest Florida	138,927	13.3
Total loans	1,044,786	100.0

Asset Quality

In order to operate with a sound risk profile, we have focused on originating loans we believe to be of high quality and disposing of non-performing assets as rapidly as possible. In total, our originated loan portfolio has experienced only $92 thousand in losses since the December 2009 recapitalizing investment of nearly $70 million.

For certain of the loans acquired from First Community Bank of Southwest Florida and The Palm Bank, there was evidence at acquisition of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of those loans at December 31, 2013 and 2012 is as follows:

	As of December 31,
	2013	2012
	(in thousands)
Outstanding balance	$44,171	$24,716
Carrying amount, net of allowance of $436 and $410	$32,783	$19,010

Purchased loans for which it was probable at acquisition that all contractually required payments would not be collected are as follows:

	As of December 31,
	2013	2012
	(in thousands)
Contractually required payments receivable of loans purchased during the year (assuming no prepayments)	$35,650	$11,667
Cash flows expected to be collected at acquisition	$24,030	$7,425
Fair value of acquired loans at acquisition	$20,901	$7,425

Accretable yield, or income expected to be collected was $3.1 million at December 31, 2013. There was no accretable yield at December 31, 2012.

Foreign Outstandings

We have made commercial loans to three Brazilian corporations, which at March 31, 2014 and the end of the last three fiscal years exceeded 1% of our total assets. These loans to the three Brazilian borrowers are secured by collateral outside of the U.S., and have aggregate outstanding balances at March 31, 2014, December 31, 2013, 2012 and 2011 were $46.4 million, $46.4 million, $22.7 million and $10.1 million, representing 3.3%, 3.5%, 2.4% and 1.4% of our total assets, respectively. Loans to foreign borrowers are made in accordance with our credit policy and procedures. See “Business — Credit Policy and Procedures.” The responsible loan officer follows up frequently with these borrowers to ensure proper loan servicing, including annual site visits that are conducted to inspect operations and collateral. Two of the loans are secured by a first lien on farmland appraised at $80.8 million. Another loan is secured by a first lien on farmland appraised at $79.5 million and the final loan is secured by closely held stock. These three borrowers are not affiliates of our controlling stockholders and the loans were not made in consideration of our relationship with our controlling stockholders. We are not actively seeking additional loans with collateral in Brazil, therefore, balances will likely trend down as these loans are paid through maturity.

Nonperforming Assets

Our nonperforming loans consist of loans that are on nonaccrual status, including nonperforming troubled debt restructurings. Loans graded as substandard but still accruing, which may include loans restructured as troubled debt restructurings, are considered impaired and classified substandard. Troubled debt restructurings include loans on which we have granted a concession on the interest rate or original repayment terms due to financial difficulties of the borrower.

We generally place loans on nonaccrual status when they become 90 days or more past due, unless they are well secured and in the process of collection. We also place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When a loan is placed on nonaccrual status, any interest previously accrued, but not collected, is reversed from income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. As of March 31, 2014, December 31, 2013, and December 31, 2012, there were $21.7 million, $23.8 million, and $23.3 million, respectively, in nonperforming loans. If such nonperforming loans would have been current during the three-month period ended March 31, 2014 and the years ended December 31, 2013 and 2012, we would have recorded an additional $261 thousand, $1.1 million and $1.1 million of interest income, respectively. No interest income from nonperforming loans was recognized for the three-month period ended March 31, 2014 and the years ended December 31, 2013 and 2012.

As of March 31, 2014, we had $416 thousand of accruing loans that were contractually past due 90 days or more as to principal and interest, and at December 31, 2013, and December 31, 2012, we had no accruing loans that were contractually past due 90 days or more as to principal and interest, and as of each respective date, we had two, three and six troubled debt restructurings totaling $927 thousand, $980 thousand and $2.1 million, respectively.

Accounting standards require the Bank to identify loans, where full repayment of principal and interest is doubtful, as impaired loans. These standards require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan’s effective interest rate, or using one of the following methods: the observable market price of the loan or the fair value of the underlying collateral if the loan is collateral dependent. We have implemented these standards in our monthly review of the adequacy of the allowance for loan losses, and identify and value impaired loans in accordance with guidance on these standards.  As part of the review process, the Bank also identifies loans classified as special mention, which have a potential weakness that deserves management’s close attention.

Loans totaling $32.3 million were deemed to be impaired under the Bank’s policy at March 31, 2014, while loans totaling $33.7 and $24.0 were deemed to be impaired under the Bank’s policy at December 31, 2013, and 2012, respectively. The increase in March 31, 2014 and December 31, 2013, compared to December 31, 2012 is mainly due to addition of impaired loans resulting from the acquisition of First Community Bank of Southwest Florida. The following table set forth information related to the credit quality of our loan portfolio at March 31, 2014 and December 31, 2013:

	Pass	Special Mention	Substandard	Total
	(in thousands)
Loan Type
As of March 31, 2014
Real estate:
Residential	$191,933	$4,197	$5,167	$201,297
Commercial	576,810	23,096	24,104	624,010
Construction	90,205	1,621	1,063	92,889
Total real estate	858,948	28,914	30,334	918,196
Commercial	78,164	628	1,884	80,676
Consumer	45,443	394	77	45,914
Total loans	$982,555	$29,936	$32,295	$1,044,786

	Pass	Special Mention	Substandard	Total
	(in thousands)
Loan Type
As of December 31, 2013
Real estate:
Residential	$186,169	$3,950	$6,119	$196,238
Commercial	587,243	24,981	24,014	636,238
Construction	87,512	2,012	1,450	90,974
Total real estate	860,924	30,943	31,583	923,450
Commercial	82,860	569	2,082	85,511
Consumer	43,654	406	8	44,068
Total loans	$987,438	$31,918	$33,673	$1,053,029

Real estate we have acquired through bank acquisitions or as a result of foreclosure is classified as OREO until sold. Our policy is to initially record OREO at fair value less estimated costs to sell at the date of foreclosure. After foreclosure, other real estate is carried at the lower of the initial carrying amount (fair value less estimated costs to sell or lease), or at the value determined by subsequent appraisals of the other real estate. Subsequent decreases in value are booked as other real estate owed – valuation allowance expense in the income statement. As of March 31, 2014, December 31, 2013, and December 31, 2012, we held $38.2 million, $41.0 million, and $19.0 million of OREO respectively.

In our loan review process, we seek to identify and address classified and nonperforming loans as early as possible. The following table sets forth certain information on nonaccrual loans and foreclosed assets, the ratio of such loans and foreclosed assets to total assets as of the dates indicated, and certain other related information.

		As of December 31,
	As of March 31, 2014	2013	2012	2011	2010	2009
	(in thousands, except %)
Loan Type
Total nonperforming loans	$21,704	$23,782	$23,315	$24,187	$8,466	$20,552
OREO	38,237	41,049	19,027	14,338	3,347	4,080
Total nonperforming loans as a percentage of total loans	2.08%	2.26%	3.51%	4.40%	4.04%	11.01%
Total nonperforming assets as a percentage of total assets	4.24%	4.90%	4.51%	5.28%	4.28%	9.49%
Total accruing loans over 90 days delinquent as a percentage of total assets	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%
Loans restructured as troubled debt restructurings	$927	$980	$2,124	$2,952	$3,743	$17,196
Troubled debt restructurings as a percentage of total loans	0.09%	0.09%	0.32%	0.54%	1.79%	9.21%

As a result of our acquisition strategy, we acquired the right to seek deficiency judgments resulting from defaulted loans from our acquired banks (including loans that defaulted before the acquisitions). We have actively pursued recovery of these deficiency amounts. This strategy has resulted in recoveries of $346 thousand, $2.0 million, $1.5 million, $1.5 million, $395 thousand and $47 thousand in the three-month period ended March 31, 2014 and the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

A significant portion of our nonperforming assets is represented by OREO from acquired banks (or resulting from the foreclosure of acquired loans). Realized gains on sale of OREO of $277 thousand, $686 thousand, $455 thousand, $636 thousand, $27 thousand and $0 have been booked to other income in the three-month period ended March 31, 2014 and the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

Allowance for Loan Losses

The provision for loan losses is the amount of expense that, based on our judgment, is required to maintain the allowance for loan losses at an adequate level to absorb probable losses inherent in the loan portfolio at the balance sheet date and that, in management’s judgment, is appropriate under GAAP. The determination of the amount of the allowance is complex and involves a high degree of judgment and subjectivity. Among the material estimates required to establish the allowance are loss exposure at default, the amount and timing of future cash flows on impacted loans, value of collateral, and determination of the loss factors to be applied to the various elements of the portfolio.

Our allowance for loan losses consists of two components. The first component is allocated to individually evaluated loans found to be impaired and is calculated in accordance with Accounting Standards Codification, or ASC 310. The second component is allocated to all other loans that are not individually identified as impaired pursuant to ASC 450 (“non-impaired loans”). This component is calculated for all non-impaired loans on a collective basis in accordance with ASC 450. For additional discussion on our calculation of allowance for loan losses, see “—Critical Accounting Policies and Estimates—Allowance for Loan Losses” and notes 1 and 5 to our audited financial statements.

Our allowance for loan losses was allocated as follows as of the dates indicated in the table below.

			As of December 31,
	As of March 31, 2014		2013		2012		2011		2010		2009
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
	(in thousands, except %)
Loan Type
Real estate:
Residential	$413	0.21	$439	0.22	$523	0.34	$1,455	0.90	$268	1.09	$238	1.34
Commercial	2,012	0.32	1,860	0.29	1,337	0.36	1,969	0.70	1,929	1.35	4,166	3.25
Construction	217	0.23	241	0.26	251	0.42	1,233	3.98	621	4.32	1,199	5.30
Total real estate	2,642	0.29	2,540	0.28	2,111	0.37	4,657	0.98	2,818	1.55	5,603	3.32
Commercial	624	0.77	537	0.63	399	0.60	885	1.63	1,117	4.54	784	4.89
Consumer	360	0.78	335	0.76	304	1.57	250	1.19	49	1.80	64	3.10
Total loans	$3,626	0.35	$3,412	0.32	$2,814	0.42	$5,792	1.05	$3,984	1.90	$6,451	3.46

The following table sets forth certain information with respect to activity in our allowance for loan losses during the periods indicated:

		Year Ended December 31,
	Three-Month Period Ended March 31, 2014	2013	2012	2011	2010	2009
	(in thousands, except %)
Allowance for loan loss at beginning of period	$3,412	$2,814	$5,792	$3,984	$6,451	$5,114
Charge-offs:
Residential real estate	—	506	3,094	927	133	1,130
Commercial real estate	157	940	752	939	2,839	2,932
Construction real estate	—	120	1,763	29	1,000	5,749
Commercial	9	918	965	438	298	1,576
Consumer	2	180	240	179	18	55
Total charge-offs	$168	$2,664	$6,814	$2,512	$4,288	$11,442
Recoveries:
Residential real estate	160	1,012	347	547	42	5
Commercial real estate	89	181	268	394	23	27
Construction real estate	83	317	422	112	282	1
Commercial	13	330	355	352	48	14
Consumer	1	204	86	69	—	—
Total recoveries	$346	$2,044	$1,478	$1,474	$395	$47
Provision (reversal of provision) for loan loss charged to operations	36	1,218	2,358	2,846	1,426	12,732
Allowance for loan loss at the end of period	$3,626	$3,412	$2,814	$5,792	$3,984	$6,451
Ratio of net charge-offs (recoveries) during the period to average loans outstanding during the period	(0.07)%	0.08%	0.88%	0.26%	2.06%	5.80%
Allowance for loan loss as a percentage of total loans at end of period	0.35%	0.32%	0.42%	1.05%	1.90%	3.46%
Allowance of loan loss as a percentage of nonperforming loans	16.71%	14.35%	12.07%	23.95%	47.06%	31.39%

Deposits

We monitor deposit growth by account type, market and rate. We seek to fund asset growth primarily with low-cost customer deposits in order to maintain a stable liquidity profile and net interest margin. Total deposits as of March 31, 2014, December 31, 2013, December 31, 2012 and December 31, 2011 were $1.1 billion, $1.0 billion, $0.8 billion and $0.6 billion, respectively. Our growth in deposits in 2013 was due primarily to our acquisition of First Community Bank of Southwest Florida and organic growth efforts by our banking centers and marketing team to expand our client reach. Our growth in deposits in 2012 was due primarily to organic growth efforts by our banking centers and management team to expand our client reach and to our acquisition of The Palm Bank.

The following table sets forth the distribution by type of our deposit accounts for the dates indicated.

			As of December 31,
	As of March 31, 2014		2013		2012		2011
	Amount	% of Total Deposits	Amount	% of Total Deposits	Amount	% of Total Deposits	Amount	% of Total Deposits
	(in thousands, except %)
Deposit Type
Non-interest-bearing demand	$225,565	20.2	$194,383	18.7	$108,862	14.3	$66,277	11.9
Interest-bearing demand	144,648	13.0	138,765	13.3	131,562	17.3	39,324	7.1
Money market and savings deposits	379,303	34.0	362,591	34.8	277,775	36.6	222,477	39.9
Certificates of deposit	365,766	32.8	345,304	33.2	241,842	31.8	229,623	41.2
Total deposits	$1,115,282	100.0	$1,041,043	100.0	$760,041	100.0	$557,701	100.0
Time Deposits
0.00-0.50	29,605	8.1	37,201	10.8	29,760	12.3	22,033	9.6
0.51-1.00	92,245	25.2	94,229	27.3	54,237	22.2	45,640	19.9
1.01-1.50	185,693	50.8	159,770	46.3	86,992	36.0	63,692	27.7
1.51-2.00	30,038	8.2	23,652	6.9	28,963	12.0	37,982	16.5
2.01-2.50	15,215	4.2	15,595	4.5	21,098	8.7	27,305	11.9
Above 2.50	12,970	3.6	14,857	4.3	20,792	8.6	32,971	14.4
Total time deposits	$365,766	100.0	$345,304	100.0	$241,842	100.0	$229,623	100.0

The following tables set forth our time deposits segmented by months to maturity and deposit amount:

	As of March 31, 2014
(Dollars in thousands)	Time Deposits of $100 and Greater	Time Deposits of Less Than $100	Total
Months to maturity:
Three or less	$12,061	$16,354	$28,415
Over Three to Six	13,336	14,043	27,379
Over Six to Twelve	62,095	40,242	102,337
Over Twelve	122,846	84,789	207,635
Total	$210,338	$155,428	$365,766

	As of December 31, 2013
(Dollars in thousands)	Time Deposits of $100 and Greater	Time Deposits of Less Than $100	Total
Months to maturity:
Three or less	$13,182	$22,481	$35,663
Over Three to Six	12,001	16,176	28,177
Over Six to Twelve	26,148	30,702	56,850
Over Twelve	141,349	83,265	224,614
Total	$192,680	$152,624	$345,304

Investment Securities

We did not carry any balance of investment securities as of December 31, 2013 due to our decision to sell the entirety of our securities available for sale portfolio in 2013 based on our assessment that improving economic conditions could begin to put upward pressure on interest rates in 2013 and beyond, which prompted us to redeploy these assets into loans. As of March 31, 2014, we carried $938 thousand of equity securities corresponding to a fund investment from an acquired bank, which was converted to equity shares as a result of a public offering. The following table sets forth our securities classified as available for sale with no securities classified as held-to-maturity. The aggregate book value of these securities did not exceed 10% of stockholders’ equity during any period presented. There were no securities pledged to secure FHLB advances as of December 31, 2012.

		As of December 31,
	As of March 31, 2014	2013	2012	2011
	(in thousands)
Securities available for sale
Equity Securities	$938	$—	$—	$—
U.S. Treasury	—	—	49,912	—
U.S. Government sponsored entities and agencies	—	—	—	6,800
Mortgage backed securities	—	—	—	32,227
Corporate bonds	—	—	65,511	64,310
Total available for sale	$938	$—	$109,423	$103,337

Borrowing

Deposits are the primary source of funds for our lending activities and general business purposes; however, we may obtain advances from the FHLB, purchase federal funds, and engage in overnight borrowing from the Federal Reserve, correspondent banks, or enter into client purchase agreements. We also use these sources of funds as part of our asset liability management process to control our long-term interest rate risk exposure, even if it may increase our short-term cost of funds. This may include match funding of fixed-rate loans. Our level of short-term borrowing can fluctuate on a daily basis depending on funding needs and the source of funds to satisfy the needs. As of March 31, 2014, we had $150.5 million outstanding in advances from the FHLB, with the following average rates and maturities:

	As of March 31, 2014
	Amount	% of total	Average rate (%)
Maturity year:
2014	$17,000	11.3	1.64
2015	34,500	22.9	1.77
2016	32,000	21.3	1.66
2017	12,000	8.0	2.13
2018	45,000	29.9	1.52
2023	10,000	6.6	2.70
Total	$150,500	100.0	1.75

Bank Owned Life Insurance

As of March 31, 2014, December 31, 2013 and December 31, 2012, we maintained investments in bank owned life insurance of $8.8 million, $8.7 million and $8.6 million, respectively, arising from the acquisition of First Community Bank of America in 2011. The policies are on former officers of the acquired bank.

Liquidity and Capital Resources

Liquidity Management

We are expected to maintain adequate liquidity at the Bank. Liquidity refers to our ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management. We manage liquidity based upon policy limits set by the board of directors and cash flow modeling. To maintain adequate liquidity, we also monitor indicators of potential liquidity risk, utilize cash flow projection models to forecast liquidity needs, model liquidity stress scenarios and develop contingency plans, and identify alternative back-up sources of liquidity. The liquidity reserve may consist of cash on hand, cash on demand deposit with correspondent banks, other investments, and short-term marketable securities such as federal funds sold, United States securities, or securities guaranteed by the United States. We believe that the sources of available liquidity are adequate to meet all reasonably immediate short-term and intermediate-term demands.

As of March 31, 2014, we held cash and securities equal to 20.98% of total liabilities and borrowings due in less than 12 months, which represented $125.7 million of liquidity in excess of our target of 10.0%.

We intend to use the net proceeds from our initial public offering and current excess liquidity and capital for general corporate purposes, including loan growth as well as opportunistic acquisitions.

Capital Management

We manage capital to comply with our internal planning targets and regulatory capital standards. We review capital levels on a monthly basis. We evaluate a number of capital ratios, including Tier 1 capital to total adjusted assets (the leverage ratio) and Tier 1 capital to risk-weighted assets.

As of March 31, 2014, December 31, 2013 and December 31, 2012, we had a 9.23%, 9.47% and 9.61% equity to assets ratio (average equity divided by average total assets), respectively. As of March 31, 2014, December 31, 2013 and December 31, 2012, we had a Tier 1 capital to risk weighted assets ratio of 12.03%, 10.62% and 12.10%, respectively, and a Tier 1 leverage ratio of 9.80%, 9.36% and 10.21%, respectively. Our actual and required capital ratios are set forth in the tables below as of the dates indicated.

The following table presents the Bank capital ratios as of the indicated dates. The capital ratios for the holding company C1 Financial, Inc. are not presented as of December 31, 2013 and March 31, 2014, since they were same as those presented for the Bank.

	Actual		Required for Capital Adequacy Purposes		Well Capitalized Under Prompt Corrective Action Provision
	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)
	(in thousands, except %)
March 31, 2014
Total capital to risk weighted assets	$139,523	12.48	$89,417	8.0	$111,771	10.0
Tier 1 capital to risk weighted assets	135,215	12.10	44,708	4.0	67,063	6.0
Tier 1 leverage ratio	135,215	9.80	55,192	4.0	68,991	5.0
2013
Total capital to risk weighted assets	$124,020	10.97	$90,407	8.0	$113,008	10.0
Tier 1 capital to risk weighted assets	120,008	10.62	45,203	4.0	67,805	6.0
Tier 1 leverage ratio	120,008	9.36	51,292	4.0	64,115	5.0
2012
Total capital to risk weighted assets	$97,843	12.54	$62,404	8.0	$78,005	10.0
Tier 1 capital to risk weighted assets	93,828	12.03	31,202	4.0	46,803	6.0
Tier 1 leverage ratio	93,828	10.21	36,773	4.0	45,966	5.0

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk Management

Interest rate risk management is carried out through our directors’ asset/liability committee, or DALCO, which consists of certain directors and our Chief Executive Officer, supported by our Chief Financial Officer, business unit heads and certain other officers. To manage interest rate risk, our board of directors has established quantitative and qualitative guidelines with respect to our net interest income exposure and how interest rate shocks affect our financial performance. Consistent with industry practice, we measure interest rate risk by utilizing the concept of economic value of equity, which is the intrinsic value of assets, less the intrinsic value of liabilities. Economic value of equity does not take into account management intervention and assumes the change is instantaneous. Further, economic value of equity only evaluates risk to the current balance sheet. Therefore, in addition to this measurement, we also evaluate and consider the impact of interest rate shocks on other business factors, such as forecasted net interest income for subsequent years. In both cases, sensitivity is measured versus a base case, which assumes the forward curve for interest rates as of the balance sheet date.

Management continually reviews and refines its interest rate risk management process in response to the changing economic climate. Currently, our model projects minus 400, minus 300, minus 200, minus 100, 0, plus 100, plus 200, plus 300 and plus 400 basis point changes to evaluate our interest rate sensitivity and to determine whether specific action is needed to improve the current structure, either through economic hedges and matching strategies or by utilizing derivative instruments. In the current interest rate environment, management believes the minus 200, minus 300 and minus 400 basis point scenarios are highly unlikely.

Based upon the current interest rate environment, as of March 31, 2014 and December 31, 2013, our sensitivity to interest rate risk based on a static scenario, assuming no change in asset and liability balances, was as follows:

As of March 31, 2014
	Next 12 Months
Interest Rate	Net Interest Income		Economic Value of Equity
Change in Basis Points	$ Change	% Change	$ Change	% Change
	(in millions, except %)
(400)	(4.4)	(8.7)	(32.7)	(21.6)
(300)	(4.0)	(7.9)	(29.6)	(19.6)
(200)	(2.3)	(4.6)	(19.9)	(13.2)
(100)	(0.8)	(1.6)	(8.7)	(5.7)
0	—	—	—	—
100	2.6	5.1	4.9	3.2
200	5.5	10.9	8.9	5.9
300	8.4	16.5	11.8	7.8
400	11.2	22.3	14.4	9.5

As of December 31, 2013
	Next 12 Months
Interest Rate	Net Interest Income		Economic Value of Equity
Change in Basis Points	$ Change	% Change	$ Change	% Change
	(in millions, except %)
(400)	(3.8)	(7.5)	(29.6)	(21.6)
(300)	(3.5)	(6.8)	(26.3)	(19.2)
(200)	(1.9)	(3.8)	(17.1)	(12.5)
(100)	(0.5)	(1.1)	(7.2)	(5.2)
0	—	—	—	—
100	1.6	3.2	3.0	2.2
200	3.8	7.4	4.9	3.5
300	5.9	11.5	9.5	6.9
400	8.0	15.6	7.6	5.6

We used many assumptions to calculate the impact of changes in interest rates on our portfolio, and actual results may not be similar to projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. Actual results may also differ due to our actions, if any, in response to the changing rates.

In the event the model indicates an unacceptable level of risk, we may take a number of actions to reduce this risk, including adjusting the maturity and/or rate sensitivity of our borrowings, changing our loan portfolio strategy or entering into hedging transactions, among others. As of March 31, 2014, we were in compliance with all of the limits and policies established by management.

Inflation Risk Management

Inflation has an important impact on the growth of total assets in the banking industry and creates a need to increase equity capital to higher than normal levels in order to maintain an appropriate equity-to-assets ratio. We cope with the effects of inflation by managing our interest rate sensitivity position through our asset/liability management program, and by periodically adjusting our pricing of services and banking products to take into consideration current costs.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements and contractual obligations at December 31, 2013 and March 31, 2014 are summarized in the table that follows:

	Amount of Commitment Expiration Per Period as of March 31, 2014
	Total Amounts Committed	One Year or Less	Over One Year Through Three Years	Over Three Years Through Five Years	Over Five Years
	(in thousands)
Off-balance sheet arrangements
Unused lines of credit	$54,411	$22,577	$3,590	$13,743	$14,501
Standby letters of credit	2,136	2,024	45	67	—
Commitments to fund loans	55,407	3,003	18,203	23,766	10,435
Total	$111,954	$27,604	$21,838	$37,576	$24,936

	Amount of Commitment Expiration Per Period as of December 31, 2013
	Total Amounts Committed	One Year or Less	Over One Year Through Three Years	Over Three Years Through Five Years	Over Five Years
	(in thousands)
Off-balance sheet arrangements
Unused lines of credit	$62,535	$28,748	$3,885	$13,947	$15,955
Standby letters of credit	1,976	1,503	473	—	—
Commitments to fund loans	46,575	3,466	20,658	11,352	11,099
Total	$111,086	$33,717	$25,016	$25,299	$27,054

We are party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments largely include commitments to extend credit and standby letters of credit. Total amounts committed under these financial instruments were $112.0 million, $111.1 million and $75.5 million as of March 31, 2014, December 31, 2013 and December 31, 2012, respectively. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

Our exposure to credit loss in the event of nonperformance by the other party to financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. We use the same credit policies in making commitments to extend credit and generally use the same credit policies for letters of credit as for on-balance sheet instruments.

Unused lines of credit and commitments to fund loans are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since some of these commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Unused commercial lines of credit, which comprise a substantial portion of these commitments, generally expire within a year from their date of origination. The amount of collateral obtained, if any, by us upon extension of credit is based on management’s credit evaluation of the borrower. Collateral held varies but may include security interests in business assets, mortgages on commercial and residential real estate, deposit accounts with financial institutions, and securities.

We believe the likelihood of our unfunded loan commitments, standby letters of credit and unused lines of credit either needing to be totally funded or funded at the same time is low. However, should significant funding requirements occur, we have liquid assets including cash and investment securities along with available borrowing capacity from various sources as discussed below.

Contractual Obligations

In the normal course of business, we have various outstanding contractual obligations that will require future cash outflows. The following table represents the largest contractual obligations as of December 31, 2013:

	As of December 31, 2013
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Contractual Obligations
Deposits without stated maturity	$695,739	$695,739	$—	$—	$—
Time deposits	345,304	120,690	197,325	23,075	4,214
FHLB and other borrowings	153,500	17,000	69,500	57,000	10,000
Operating Lease Obligations	16,999	1,287	2,255	1,650	11,807
Total	$1,211,542	$834,716	$269,080	$81,725	$26,021

JOBS Act

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company” we have elected under the JOBS Act to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. However, at March 31, 2014, December 31, 2013 and December 31, 2012, we have adopted all new accounting standards that could affect the comparability of our financial statements to those of other public entities. In the event we choose in the future to delay adoption of future accounting pronouncements applicable to public companies, our consolidated financial statements as of a particular date and for a particular period in the future may not be comparable to the financial statements as of such date and for such period of a public company situated similarly to us that is neither an emerging growth company nor an emerging growth company that has opted out of the extended transition period. Such financial statements of the other company may be prepared in conformity with new or revised accounting standards then applicable to public companies, but not to private companies, while, if we are then in the extended transition period, our consolidated financial standards would not be prepared in conformity with such new or revised accounting standards. Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

C1 Financial

We are a bank holding company and as of March 31, 2014, on an individual basis, without consolidating the Bank, we had no assets, liabilities or stockholders’ equity.

BUSINESS

C1 Bank

Our name expresses our ideals to put our Clients 1st and our Community 1st. We are focused on serving the needs of entrepreneurs, tailoring a wide range of relationship banking services to entrepreneurs and their families, including commercial loans and a full line of depository products. We are based in St. Petersburg, Florida and operate from 28 banking centers and one loan production office on the West Coast of Florida and in Miami-Dade and Orange Counties. Now the 20th largest bank in the state of Florida by assets and the 17th largest by equity, having grown both organically and through acquisitions, we are near the top 1% of the fastest growing banks in the country as measured by asset growth, increasing assets from $260 million at December 31, 2009 to $1.4 billion at March 31, 2014.

Why Do Our Clients Bank with Us?

1.
We are a Bank by Entrepreneurs for Entrepreneurs. We believe our team is comprised of people with deep relationships in the communities we serve, with fundamental market and product knowledge and people who can provide sophisticated business advice to Florida’s entrepreneurs. We believe that we care more and that we try harder and that’s why businesses across the state of Florida are switching to C1 Bank. We invest in technology, developing applications to enhance our relationships with our clients and to make us more productive.

2.
We believe we are great at making loans that satisfy the unique needs of our clients. In 2013, we made $418 million in new loan commitments with a focus on businesses and entrepreneurs across the state of Florida. From a $250,000 SBA loan to a $33 million commercial loan — we have the knowledge, sophistication and desire to get deals done quickly and tailored to meet the specific needs of businesses and entrepreneurs.

3.
We believe our deposit accounts are simple and fair. We offer two types of checking accounts for businesses, depending on their needs. Same for families — two easy choices (plus special accounts for seniors and for students). We have 28 banking centers in eight counties as well as online and mobile banking. We believe our fees are fair when we charge them. We even pay clients $5 per month for the first year they bank with us as opposed to our regional and money-center competitors who often charge $5 per month for checking accounts.

4.
We are committed to the communities we serve. We are the Bank of the Tampa Bay Buccaneers, the Bank of the Outback Bowl, the Bank of the Tampa Bay Rowdies and a corporate partner of the Miami HEAT. We volunteer, we give back, and we are committed to being a good corporate citizen. The design of our banking centers is deliberate – saying something about who we are — modern, technology forward and relevant to the communities we serve.

5.
We believe we treat our people right. Our culture is based on passion — for our clients, for technology, for productivity and for being the best at what we do. Recently, we announced an industry leading initiative to pay a living wage and full benefits to all of our employees. We believe that we do the right thing by our employees and that this allows us to attract and retain who we believe to be the very best banking employees.

Our History

While the Bank’s charter dates back to 1995, the modern history of the Bank began in December 2009, in the midst of the recession, when four investors, including our CEO, Trevor Burgess, made a significant recapitalizing investment in Community Bank of Manatee, a small five-branch traditional community bank based in Bradenton, Florida. These investors led the turnaround and transformation of the Bank by instituting the entrepreneurial and service-based culture the Bank enjoys today, changing the name to C1 Bank, and making the following successful strategic acquisitions of challenged Florida banks:

•
First Community Bank of America. On May 31, 2011, we acquired First Community Bank of America, or FCBA, for $10 million in cash, adding approximately $475 million in assets and 11 banking centers, raising our total assets to approximately $750 million and expanding our footprint to 17 locations covering the entire Tampa Bay region.

•
The Palm Bank. On May 31, 2012, we acquired The Palm Bank for $5.5 million in cash, adding approximately $117 million in assets and three banking centers taking us to 21 total locations and expanding our footprint in Tampa.

•
First Community Bank of Southwest Florida. On August 2, 2013, we assumed approximately $247 million in assets and all of the approximately $244 million in deposits of the failed First Community Bank of Southwest Florida from the Federal Deposit Insurance Corporation, or FDIC, as receiver. This transaction raised our total assets to approximately $1.3 billion, total deposits to approximately $1 billion, and total loans to approximately $900 million. Additionally, we acquired all seven of First Community Bank of Southwest Florida’s banking centers to expand our footprint further south on the West Coast of Florida into Ft. Myers, Cape Coral and Bonita Springs.

These acquisitions immediately increased our scale and geographic footprint. We have realized significant synergies as a result of our initiatives to rapidly manage and reduce levels of problem assets, consolidate and improve systems and technology, hire and train key personnel, institute improved uniform lending practices and import our entrepreneurial and service-based culture to drive growth and customer satisfaction. We believe all of these actions, along with material organic growth, have successfully driven stockholder value.

In July 2013, the Company was incorporated in the state of Florida and became the holding company of the Bank that same month when the stockholders of the Bank exchanged their shares of common stock in the Bank for shares of common stock in the Company. The stockholders received one share of common stock of the Company for each share of common stock of the Bank that they held. As a result, the Bank’s former stockholders owned all of the shares of the Company and the Bank became a wholly owned subsidiary of the Company. On December 19, 2013, the Bank’s primary stockholder, CBM, merged with and into the Company. As part of the merger, the stockholders of CBM received shares of the Company in exchange for their shares of CBM.

Making It Happen at C1 Bank

We have achieved a number of exciting milestones since December 2009, including:

•	growing our total assets from $260 million at December 31, 2009 to $1.4 billion at March 31, 2014, a compound annual growth rate of 49%;

•
growing non-interest-bearing deposits from $17 million at December 31, 2009 to $226 million at March 31, 2014, a compound annual growth rate of 83%, while growing overall deposits from $219 million to $1.1 billion during the same timeframe, with a compound annual growth rate of 47%;

•
growing new loan origination from $84 million in 2010 to $142 million in 2011 to $202 million in 2012 to $418 million in 2013, which, combined with acquisitions, allowed us to grow our loans by 12%, 165%, 20% and 59%, respectively, during these periods;

•
capitalizing on the investment of our four lead investors who have personally invested nearly $70 million and have attracted approximately $30 million of additional capital (representing 19% of our current ownership) to support the growth of the Bank since December 2009;

•
ranking number one among local banks by number of SBA loans in the Tampa Bay region in 2013 by maximizing our use of the SBA program as a way to boost return on equity for as many owner-occupied loans as possible;

•	hiring a differentiated management team with diverse knowledge and prior experience not typically seen at a community bank;

•
expanding into Miami beginning in January 2013 with a loan production office and then, in January 2014, opening our highly publicized first flagship banking center in Miami’s Wynwood Arts District. As of April 30, 2014, after approximately three months of operation, our Wynwood location had $31 million in deposits and a cost of funds of just ten basis points, the lowest cost of funds of any banking center in our network;

•	attracting and retaining the best talent, including through the community-focused introduction of a living-wage rate of pay for all full-time employees;

•	highlighting the recognition of our CEO, Trevor Burgess, who was named the 2013 Ernst & Young Florida Entrepreneur of the Year in the Financial Services Category;

•
establishing C1 Labs, a technology innovation group within the Bank and filing seven patent applications for financial technology products, which help increase productivity and improve our relationships with our clients;

•	winning the Coolest Office Space in Tampa Bay by the Tampa Bay Business Journal in recognition of our open plan, productivity and technology focused headquarters; and

•	opening on Main Street in Sarasota, by taking a foreclosed property and making it into a flagship, design relevant, banking center.

C1 Market Areas

Our banking operations are concentrated in three of the top six MSAs in the Southeast by population and the three largest business markets in Florida: Tampa Bay, Miami-Dade and Orlando.  Our Florida market includes our headquarters in St. Petersburg and 28 banking centers and one loan production office in Pinellas, Hillsborough, Lee, Manatee, Charlotte, Miami-Dade, Pasco, Sarasota and Orange counties. We have chosen to operate in these markets because we believe they will continue to exhibit higher growth rates than other markets across the state.

We have successfully executed our growth initiative through strategic acquisitions and organic growth. Our acquisitions of First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida strengthened our presence in our existing markets, while growing our franchise in surrounding counties. Our recent entry into the Miami-Dade market provides us a platform to further expand into the highly populated Miami-Dade market, which is home to many small businesses and entrepreneurs. We entered the Miami-Dade market with a loan production office in January 2013 and were able to originate $154 million in loans in our first year. In January 2014, we closed the loan production office and opened our first Miami banking center with a highly differentiated look and feel in Miami’s Wynwood Arts District. We opened a loan production office in Orlando in 2014 and hired our first full-time commercial lender focused on that market, aiming to replicate our successful Miami strategy.

The following table shows demographic information for our market areas and highlights Florida’s rapid growth versus the United States as a whole.

Metropolitan Statistical Area	Total Population 2014 (Actual)	Population Change 2010-2014 (%)	Projected Population Change 2014-2019 (%)	Median Household Income 2014 ($)	Projected Household Income Change 2014-2019 (%)
Tampa-St Petersburg-Clearwater, FL	2,886,350	3.70	5.05	43,838	5.22
Cape Coral-Fort Myers	664,763	7.44	8.09	45,237	5.10
North Port-Sarasota-Bradenton	735,292	4.70	5.92	44,770	3.22
Punta Gorda	167,264	4.55	5.82	40,945	2.79
Miami-Fort Lauderdale-West Palm Beach	5,860,668	5.32	6.44	44,967	4.10
Orlando-Kissimmee-Sanford	2,277,414	6.70	7.48	45,240	2.81
Florida	19,654,457	4.54	5.74	44,318	3.82
United States	317,199,353	2.74	3.50	51,579	4.05

Sources: SNL Financial; Bureau of Labor Statistics.

Our Competitive Strengths

Entrepreneurial approach to banking. Entrepreneurial spirit is paramount to our culture. We focus on hiring and training sophisticated bankers who can be trusted advisors to our business clients in stark contrast to what we believe to be the impersonal, transactional approach of many of our competitors. We seek to establish long-term relationships with our clients so that we can customize loans to meet the needs of these entrepreneurs. Fast, local decision making and certainty of execution further differentiate our approach and give us the ability to charge a competitive, yet premium yield on our new loans. By focusing on entrepreneurial clients, we further refine our ability to provide sophisticated and tailored services, which many of our competitors are unable to match. We focus on growing core deposits from businesses and individuals through our extensive banking center network and via our new proprietary technologies, such as our iPad account opening software. At our headquarters we have no individual offices and no secretaries in order to emphasize the importance of productivity, collaboration, speed, the use of technology, and client focus. We have also developed a Management Associate Program in partnership with the University of South Florida to attract and develop the future leaders of the Bank.

Well positioned in a growing and attractive market. The state of Florida is the fourth fastest growing state in the United States. In 2013 alone, Florida’s population increased by almost 190,000 people. Its population has grown from 12.9 million in 1990 to 19.2 million in 2013 and is expected to approach 21 million by 2020. This growth generates job creation, commercial development and housing starts. Our operations are focused in the Tampa Bay area with 27 banking centers in seven contiguous counties along the West Coast of Florida. In addition, we recently opened our first banking center in Miami-Dade, one of the fastest growing market in the state, and have three more banking centers planned to open in Miami-Dade by the end of 2015. We believe our demonstrated ability to successfully grow and our focus on entrepreneurs will give us a competitive advantage in these growing markets.

Differentiated brand positioning. We actively work to position our brand to attract entrepreneurs in four ways. First, we have been able to capture the press and the public’s attention through an aggressive public relations strategy. Second, we are deeply involved in the communities in which we serve, which increases our local market knowledge, grows our relationships with members of the local business community and increases awareness of our brand. Third, we use sports marketing to entertain thousands of existing and potential clients each year and to increase brand awareness and strengthen relationships with existing and potential clients. Fourth, we are focused on a highly differentiated modern and technology-forward design for our banking centers and our headquarters, which makes us stand out from our more traditional, mahogany-laden competitors.

Long-term risk mitigation focus. Our directors and management have invested a material portion of their net worth in the Bank and as a result are acutely focused on risk mitigation and cost discipline. Our experience of turning around four troubled banks was extremely valuable in developing broad risk-mitigation policies and procedures. Having foreclosed on hundreds of loans, we learned a lot about the mistakes made by banks in Florida. We make many decisions to benefit long-term risk reduction, even at the expense of short-term gain, such as:

•
we seek a lower risk profile by actively managing our assets and liabilities. We focus on limiting fixed-rate loans to five years or less and more than 60% of our loans have some variable rate component. We continue to grow core deposits and use Certificates of Deposit and Federal Home Loan Bank, or FHLB, borrowings to extend fixed-rate liabilities. For example, our FHLB borrowings have an average weighted maturity of 37 months as of March 31, 2014;

•	we primarily require properly margined real estate to secure our business loans;

•
we have a complete separation between the lending and credit departments with no individual lending authority at the Bank. All loans over $1 million require consensus of all members of our loan committee; and

•
we liquidated our securities portfolio in 2013 to eliminate mark-to-market interest rate risk in a rising rate environment. Our liquidity therefore largely consists of cash, greatly reducing risk while increasing flexibility to fund loan demand.

Innovative approach to technology. We established C1 Labs as a group of bank employees focused on developing proprietary technology to improve our productivity and enhance our client relationships. For example, our iPad account opening software allows our bankers to open accounts more quickly and accurately than the traditional branch-based method. This software and technology also enables us to open accounts at a client’s office or place of business, or at our banking centers, in under three minutes. In addition, we have an internal tool that empowers our client managers to price loans in real time, in field with a pre-approved, risk-adjusted return-on-equity calculator. With over 3,000 simulations run to date by lenders, this tool allows us to measure incremental risk-adjusted return on equity as well as more closely tie compensation to performance. We believe our technology offers our clients a unique and convenient banking experience that is not available at traditional community banks, which will help drive future loan and deposit growth in the markets we serve. Furthermore, we believe our investments in our technology infrastructure will enable us to support our future growth and reduce long-term operational costs.

We have filed seven non-provisional patent applications in the United States and intend to file additional patent applications on these technologies and others we have in development. We are also exploring the opportunity of licensing these technologies to third parties.

Our Business Strategy

Our strategy is to “care more and try harder.” We strive to enhance stockholder value by:

Growing organically to leverage our brand awareness and expand our loan and deposit market share in Florida, particularly in the high-growth Tampa Bay and Miami-Dade markets by:

•
growing relationships with new clients and enhancing existing relationships by hiring and retaining client managers with deep community ties, deep subject matter expertise and the sophistication to offer valuable business advice and creative solutions to meet the needs of our clients;

•	opening new banking centers including three in Miami-Dade and one on the West Coast of Florida by the end of 2015;

•	opening a loan production office in Orlando in 2014, expanding into one of the fastest growing markets in Florida and the third largest business market after Miami-Dade and Tampa; and

•	hiring, training, and equipping best-in-class client managers to serve the needs of Florida’s entrepreneurs.

Increasing profitability and improving efficiency to increase our return on equity and return on assets by:

•
capitalizing on our established infrastructure to realize economies of scale. Our average assets per average employee, for example, have grown from $4.6 million in 2012 to $6.4 million in the first quarter of 2014 (a metric we intend to continue to increase);

•	continuing to invest in technology to drive productivity; and

•
resolving problem loans to reduce costs and to allow those assets to be redeployed into profitable new loans. We work to maximize the outcome of these classified assets by focusing on the recovery of all amounts due under the law including through the collection of deficiency judgments.

Completing strategic acquisitions by building on our track record of successfully acquiring and integrating community banks as follows:

•
analyzing opportunities for acquisition, especially among the 141 Florida banks with less than $750 million in assets at March 31, 2014, 120 of which are located in our target markets outside of the panhandle. We believe these banks are good targets either because of scale or operational challenges, regulatory pressure, management succession issues or stockholder liquidity needs;

•	targeting community banks in our existing markets or in adjacent growth regions of Florida such as the I-4 corridor, Orlando and south Florida; and

•	using the Wall Street experience and background of our CEO and fellow investors in negotiating and structuring acquisitions to increase the overall value of our franchise.

Our Products and Services

We offer the following services and products:

Deposits. We offer a full range of interest-bearing and non-interest-bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer term certificates of deposit. We have tailored the rates and terms of our accounts and time deposits to compete with the rates and terms in our principal markets. We seek deposits from residents, businesses and employees of businesses in these markets. The FDIC insures all of our accounts up to the maximum amount permitted by law. In addition, we receive service charges that are competitive with other financial institutions in our markets, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and other similar fees.

Lending Activities. We utilize deposits, together with borrowings and other sources of funds, to originate and purchase loans. We offer a full range of short and medium-term small business and commercial, consumer and real estate loans. We have a uniform loan approval process across all of our banking centers, which provides for various levels of officer lending authority. When a loan amount exceeds an officer’s lending authority, it is reviewed by various loan committees with ascending lending authority, as established by the Bank’s board of directors.

The risk of non-payment of loans is inherent in all loans. However, we carefully evaluate all loan applicants and attempt to minimize credit risk exposure by use of thorough loan application and approval procedures that we have established for each category of loan. In determining whether to make a loan, we consider the borrower’s credit history, analyze the borrower’s income and ability to service the loan, and evaluate the need for collateral to secure recovery in the event of default. We maintain an allowance for loan losses based upon assumptions and judgments regarding the ultimate collectability of loans in our portfolio and a percentage of the outstanding balances of specific loans when their ultimate collectability is considered questionable.

We direct our lending activities primarily to individuals and businesses in the markets where demand for funds falls within the Bank’s legal lending limits and who are potential deposit customers. The following is a description of each of the major categories of loans which we make:

Commercial Loans. Commercial loans consist of loans made to individuals, partnerships or corporate borrowers for a variety of business purposes. We place particular emphasis on loans to small to medium-sized professional firms, retail and wholesale businesses, light industry and manufacturing concerns operating in our markets. We consider “small businesses” to include commercial, professional and retail businesses with annual gross sales of less than $20 million or annual operating costs of less than $5 million. Our commercial loans include term loans with both variable and fixed interest rates secured by equipment, inventory, receivables and real estate, as well as secured and unsecured working capital lines of credit. Risks of these types of loans depend on the general business conditions of the local economy and the borrower’s ability to sell its products and services in order to generate sufficient business profits to repay the loans under the agreed upon terms and conditions. Personal guarantees may be obtained from the principals of business borrowers and third parties to further support the borrowers’ ability to service the debt and reduce the risk of non-payment.

Consumer and Installment Loans. Consumer loans consist of lines of credit and term loans secured by second mortgages on the residences of borrowers for a variety of purposes, including home improvements, education and other personal expenditures. Consumer loans also include installment loans to individuals for personal, family and household purposes, including automobile loans to individuals and pre-approved lines of credit. Consumer loans generally involve more risk than first mortgage loans because the collateral for a defaulted loan may not provide an adequate source of repayment of the principal. This risk is due to the potential for damage to the collateral or other loss of value, while the remaining deficiency often does not warrant further collection efforts. In addition, consumer loan performance depends on the borrower’s continued financial stability and is, therefore, more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Real Estate Loans. Real estate loans consist of the following:

•
Commercial Real Estate. Commercial real estate loans consist of loans to developers of both commercial and residential properties. We manage credit risk associated with these loans by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors. Risks associated with commercial real estate loans include the general risk of the failure of the commercial borrower, which are different for each type of business and commercial entity. We evaluate each business on an individual basis and attempt to determine such business’ risks and credit profile. We attempt to reduce credit risks in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. In addition, we may also require personal guarantees of the principal owners.

•
Acquisition, Construction and Development Loans. We make acquisition, construction and development loans on a pre-sold and speculative basis. If the borrower has entered into an arrangement to sell or lease the property prior to beginning construction, we consider the loan to be on a pre-sold or pre-leased basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, we consider the loan to be on a speculative basis. We make residential and commercial construction loans to builders and developers and to consumers who wish to build their own home. We limit the term of most construction and development loans to 18 months, although we may structure the payments based on a longer amortization basis. We base speculative loans on the borrower’s financial strength and cash flow position. We disburse loan proceeds based on the percentage of completion and only after an experienced construction lender or appraiser inspects the project. These loans generally command higher rates and fees commensurate with the risks associated with construction lending. The risk in construction lending depends upon the performance of the builder, building the project to the plans and specifications of the borrower and our ability to administer and control all phases of the construction disbursements. Upon completion of the construction, we typically convert construction loans to permanent loans.

•
Residential Real Estate Loans. We make residential real estate loans to qualified individuals for the purchase of existing single-family residences in our markets. We make these loans in accordance with our appraisal policy and real estate lending policy, which detail maximum loan to value ratios and maturities. We believe that these loan to value ratios are sufficient to compensate us for fluctuations in real estate market value and to minimize losses that could result from a downturn in the residential real estate market. We sell mortgage loans that do not conform to our policies in the secondary markets. The risk of these loans depends on the marketability of the loans to national investors and on interest rate changes. We retain loans for our portfolio when there is sufficient liquidity to fund the needs of the established customers and when rates are favorable to retain the loans. The loan underwriting standards and policies are generally the same for both loans sold in the secondary market and those retained in our portfolio.

Recent Loan Examples. The following examples show the types of loans that we make:

•	We extended a $24 million line of credit with a floating rate of LIBOR plus 525 basis points to a condominium development on Miami Beach with an appraised value of $154.7 million.

•
We funded a new hotel/restaurant development to an entrepreneur in St. Petersburg, through an $8.86 million line of credit. This line of credit is to be fixed at a rate of 6.15% for three years and adjusted annually thereafter to the 5-Year Treasury rate plus 325 basis points. This loan will maintain a floor of 6% throughout its duration.

•
We granted an $800 thousand residential first mortgage to a borrower in St. Petersburg. This term loan caries a fixed rate of 5.00% for five years adjusting to LIBOR plus 400 basis points with a 5.25% floor thereafter.

•
We extended a $3 million SBA 7(a) loan to a Lasik surgeon in St. Petersburg. This loan has an interest rate of Prime plus 325 basis points adjust quarterly. The SBA-guaranteed portion of this loan sold at a 15.97% premium.

Other Services. Our other services include cash management services, safe deposit boxes, traveler’s checks, direct deposit of payroll and social security checks, wire transfers, telephone banking, and automatic drafts for various accounts. We offer a debit card and MasterCard credit card services through our correspondent banks. We offer extended banking hours, both drive-in and lobby, and after-hours depositories. We are associated with a shared network of automated teller machines that customers may use throughout our market areas and other regions. We are associated with third-party Internet banking service providers that enable us to provide customers with a cost-effective, secure and reliable Internet banking solution.

Supercalifragilisticexpialidocious — Or, How We Capture the Public’s Attention

We are not afraid to try new ways to capture the public’s attention, increase interest in the Bank, grow our number of clients and enhance our overall image, especially with entrepreneurs, in the marketplace. Sports marketing, which has played a major part of our brand differentiation is discussed further below and there are several other innovations we have utilized to differentiate the C1 Bank brand:

Green Lights at Night. In early 2010, the Bank was small and had a limited marketing budget for its five branches and a desire to stand out from the competition. We decided to change all our banking center’s exterior light bulbs so that they would glow emerald green at night. We believe this helped differentiate our brand early on and allowed us to stand out from the competition. Now all of our 28 banking centers incorporate this feature and many clients tell us they can pick out a C1 Bank by looking for our distinctive green glow.

Value Checking Account. In 2011, in response to national banks electing to charge a monthly fee of $5 per month to use a debit card, we launched a product where we would pay clients $5 per month to bank with C1 Bank. Beyond opening a large number of new checking accounts, this became one of our core products, attracting new clients by paying them the $5 per month for their first year to try C1 Bank. We captured the attention of the press, resulting in numerous newspaper stories, and our CEO was interviewed on the Fox Business national news TV channel, greatly increasing the exposure of the Bank.

Mercedes-Benz CD Offer. In 2012, we had a desire to extend our liabilities and to do an exciting promotion around the time of our name change to C1 Bank. We ran a CD promotion in which any personal client that deposited $1 million into a five-year CD would receive a new 2012 Mercedes-Benz vehicle. They would own it free and clear by receiving pre-paid interest from the Bank in an amount equal to the five years of interest on the $1 million that was deposited into the CD. This led to significant press and buzz about C1 Bank, with a number of local and national newspapers featuring articles about C1 Bank and Neil Cavuto interviewing our CEO on Fox News nationally about the promotion and C1 Bank.  This creative and unique promotion further extended and differentiated the C1 Bank brand.  The Mercedes-Benz CD created such buzz that we were able to get the new C1 Bank name into the marketplace largely through the power of PR and the press saving us from running a large and expensive name change advertising campaign.

Flagship Banking Centers. We believe that our locations should help communicate who we are as a company — progressive, modern, crisp, technology forward, service focused, high end, etc. One of the first changes we made was to install in all branches self-grinding Starbucks coffee machines to differentiate the experience of visiting our banking centers. We then embarked on a renovation of all banking centers to a consistent design embodying our culture so that today all banking centers have a consistent recognizable design. From this point, we decided to launch one Flagship Banking Center in each major urban center with a more distinctive design, relevant to that particular neighborhood, often with Saturday hours, and with a goal of capturing the public’s attention. We believe that these Flagship Banking Centers are not only positive to our brand but also drive incremental business success:

•
Beach Drive, St Petersburg, FL — Beach Drive was the first C1 banking center to be designed and built from scratch by our CEO, located just blocks from our Corporate Headquarters. With terrazzo floors and green LED lighting, the branch was designed to complement this waterfront community that is home to art galleries and museums from Salvador Dali and Dale Chihully, among others. This banking center was also our first to utilize the “teller-less” banking concept, with two Personal Banker desks replacing the teller line, creating an environment where every client need was serviced while sitting at a desk rather than standing at a teller line.

•	Wynwood Arts District, Miami, FL — In Wynwood, home to the Wynwood Walls and numerous art galleries, we created a banking center that was highly relevant to the community that we serve. It features white walls, our teller-less design, moveable meeting pods, and a sliding bookshelf that reveals the Bank’s vault and safe deposit boxes. A client named Gallery Art in Aventura, Florida lent us original works from Andy Warhol and Keith Herring that are displayed, including inside a custom 12 foot, gold-gilded picture frame to house the art. Media response to this banking center has resulted in multiple articles in newspapers, magazines and reports on radio explaining our unique style.

•
Main Street, Sarasota, FL — Our most recent flagship banking center opened in May 2014 and is located in the center of Sarasota’s historic and vibrant Main Street shopping and dining district. We renovated a building that we actually had foreclosed upon, turning it into a showpiece relevant to the community it serves. We use the teller-less floor layout and clean white walls, complemented with black wood and marble desks, Italian tiled floors, historically relevant lighting, and a floating staircase that leads to a glass enclosed conference room overlooking the banking center below. Again, the press response to a banking center opening was far beyond that seen by our larger national competition, and we believe this is because of our unique community-relevant design.

Cool Headquarters. In 2013, C1 Bank was honored by the Tampa Bay Business Journal as having the Tampa Bay Area’s “Coolest Office Space.” Designed to maximize productivity, communication and efficiency, we have an open plan with no offices and no secretaries. Featuring 110 identical desks, each with identical technology and clear line of sight to nearly anywhere in the headquarters, problems can be solved without making appointments and the needs of clients can be front and center. Our CEO selected quotes for each of the glass walled breakout rooms, which range from the Russian proverb “Trust but Verify” to, IBM’s simply put, “THINK” for a room specifically built for our regulatory exams. Maybe most important is the quote from Longfellow, “The heights by great men reached and kept were not attained by sudden flight, but they, while their companions slept, were toiling upward in the night.” More simply put, if you want to get ahead you better work hard. With a state-of-the-art kitchen/break room and a napping pod, we believe this design makes our headquarters a place for life/work integration and a unique workplace, and we believe this design attracts talent that thrives in this sort of tech-like workplace.

Living Wage. While a very personal move initiated by our CEO and Director, Marcelo Lima, our move to pay a living wage of at least $14 an hour to all full-time employees captured the attention of the press and extended the positive attributes of our brand in 2014. We believe that it was the right thing to do by our employees given our success, and we also think our living wage will help to attract and retain the best employees, especially tellers, serving our clients on the front line each and every day.

Sports Marketing

We have chosen to utilize sports marketing as a way of not just reaching thousands of clients through focused advertising, but also as a way to socialize with clients and potential clients in a fun and friendly atmosphere. Our relationships with local sports teams help to positively associate our brand with the community and the people within it.

Our sports marketing programs began in 2011 with a partnership with the National Football League’s Tampa Bay Buccaneers, or “Bucs.” We have a five-year contract with the team that includes the use of the title, “Bank of the Bucs,” exclusive banking advertising within and outside of the stadium, use of the logo as part of our marketing collateral, as well as Bucs sponsored Bank events with participants ranging from cheerleaders to coaches to Hall of Fame players. Perhaps most beneficial to our business model is the use of an exclusive suite at all events at Raymond James Stadium, the home stadium of the Bucs. Here, we entertain clients and potential clients in our suite and can engage them in a non-traditional environment while enjoying a variety of events. When the partnership with the Bucs first began we believe we were the smallest bank to be “The Bank” of an NFL team. This early commitment was beneficial to building initial brand awareness of the C1 Bank name and differentiated us from other community banks. The Bucs have the ability to terminate this contract annually, with or without cause, prior to July 1 of each year.

Our partnership with the National Basketball Association’s Miami HEAT began in 2013, when our only presence in Miami was a Loan Production Office. As an official corporate partner of the Miami HEAT, we have the ability to display our logo and advertisements both inside American Airlines Arena, as well as outside the arena on the 80ftx40ft, state of the art, LED display that faces directly into the heart of Downtown Miami. As a corporate partner of the Miami HEAT, we have also become the official sponsor of the Home Strong program, a pregame, center court ceremony that honors a returning military veteran prior to the start of every home game. Our partnership also allows us exclusive use of a luxury suite at the arena, which hosts over 100 events annually. After little more than one year of this partnership, this venue has proven to be one of our best sources for identifying and cultivating new business opportunities. In 2013, the Miami lending team generated approximately $154 million in new loans, without the support of a traditional branch, aided by the effective utilization of the benefits of this sports marketing relationship.

We also have a relationship with the National Hockey League’s Tampa Bay Lightning. Our relationship with the Lightning is for the use of a luxury suite for any sporting event, concert, or other occasion at The Tampa Bay Times Forum, the premier event venue in the Tampa Bay area. Here, we are able to invite clients to a variety of events that bring the relationship into an exciting and unique environment. This also allows us to regularly interact with key influencers in Tampa Bay.

We are also the Bank of the Tampa Bay Rowdies of the North American Soccer League.  The Rowdies home games are played at Al Lang Field in St. Petersburg, which is just one-half mile from our corporate headquarters as well as our flagship banking center located on Beach Drive.  This partnership includes use of more than 30 tickets to every home game as well as key advertising throughout the stadium and team-related media.  With the Rowdies partnership we are able to entertain key prospects and clients from the Greater Tampa Bay area.

We are also the proud sponsor of college football’s Outback Bowl game, played at Raymond James Stadium. While the Bucs partnership does include our aforementioned suite for this prestigious bowl game, the Outback Bowl is very involved in the community through scholarships and other philanthropic events. We headline the Outback Bowl’s Summer Splash Golf and Tennis event, which entertains over 500 community and business leaders. As an official sponsor, we enjoy advertising rights at all Outback Bowl events which actively integrate the local community with our clients and partners from the NCAA.

Information Technology

Our information technology business requirements are driven by the goal of improving customer experiences through technology, and strengthening relationships with clients while achieving a high degree of efficiency through continuous improvement and innovation. Management believes that this is best accomplished by building an agile and responsive organization well positioned to adapt to changing technological advances, customer demands and market conditions.

During the last few years, we have made significant investments in our technology infrastructure needed to support our rapid growth, reduce long-term operational costs, adapt to the changing banking environment and improve the customer experience and convenience. The current infrastructure supports efficient expansion via progressive modernization. Progressive modernization leverages service-oriented architecture to deliver new business processes and web services for accelerated implementation and will allow us to provide a delivery model transformation that uses public and private web application programming interfaces. This new approach will enable us to respond quickly to new opportunities. Banks have historically been unable to clearly differentiate their products from their direct and indirect competitors, and in recent years the problem has only intensified. The look and feel of basic banking products has remained largely the same. A modern technology platform can create opportunities for us to out-innovate our peers, giving us years of technological advantage over industry laggards, and providing enough agility to help the organization evolve more quickly and easily as new challenges come along.

In addition to investments in IT infrastructure, we started an innovation lab, or C1 Labs, in 2012 with the goal of accelerating the development and implementation of cutting-edge banking technologies to help increase productivity and improve our relationships with our clients. The main objectives of C1 Labs’ engineering team are to understand and advance banking technologies and as a result increase operational efficiencies and improve the client experience. Our C1 Labs team currently consists of five engineers, including our Chief Information Officer who leads the team. We believe rapid results with respect to these objectives can be accomplished by leveraging existing technology infrastructure, partnerships, domain expertise and access to thousands of clients to test and validate concepts. With the help of our C1 Labs team, we have filed seven patent applications for financial technology products, which we believe help increase productivity and improve our relationships with our clients.

While most banks rely on reactive product delivery methods, new technologies released by C1 Labs enable us to offer products and services that are relevant to the context, location and technology customers are using, which we believe leads to the proactive delivery of products and services that anticipate customer needs and improves the customer experience. Accelerating the time to market of our technology products and implementing efficient back-end systems enables us to respond quickly to new opportunities and emerging trends.

Our recent innovations include a mobile application that performs a predictive analysis of client data in order to identify client needs without any of our employees interacting directly with the client, which enables us to proactively provide needed solutions to our clients. For example, as soon as a client walks into one of our banking centers, our mobile application alerts our employees to certain needs that the client may have and solutions we may be able to provide. We are also developing a method for processing payment transactions initiated by mobile devices, including technologies recently introduced by Apple, Google and other technology companies entering the mobile payment market. The system in development offers the capability to integrate third-party applications and data sources into secure banking core systems while complying with data privacy, security, and regulatory requirements. It offers us tools to adapt and evolve in response to changing market conditions by reducing technology product implementation costs, accelerating time to market and interfacing with emerging technologies.

We consider our intellectual property rights to be important to our business. We rely on patent, trademark, copyright, and trade secret laws, as well as provisions in our agreements with third parties to protect our intellectual property rights. We obtained our right to use the “C1” trademark pursuant to an October 2013 trademark assignment agreement; however, we are subject to certain geographic restrictions preventing us from using the mark in Maryland, Delaware, the District of Columbia and Virginia through February 2015. We have filed seven non-provisional patent applications with claims directed to certain aspects of our technology and expect to file additional applications in the future.

Our patent applications may cover current banking technology products that we use or products that we intend to attempt to license to third parties. We may also license patent rights from third parties that cover technologies that we plan to use in our business. We cannot assure investors that pending patent and trademark applications will result in issued patents and registered trademarks, that patents licensed by us or that may be issued to us in the future will not be challenged or circumvented by competitors, or that any patents that we may obtain will not be determined invalid or unenforceable or that such patents will provide us with any competitive advantage.

We intend to continue to invest in our technology and develop new technologies that enhance our customer’s experience and increase the efficiency of our operations. The main areas of focus of our technology investment and development, include:

•	Multi-channel banking user experience;

•	Banking governance, risk, compliance, and processes automation;

•	Data mining and predictive analysis for banking;

•	Context-aware mobile and social systems;

•	Data privacy and security;

•	Payments; and

•	Bank-Nonbank systems integration (emerging and best-of-breed technologies).

Customers

We believe that the ongoing consolidation of the Florida banking industry provides community banks with significant opportunities to build a successful, locally oriented bank. We further believe that many of the larger financial institutions do not provide the high level of personalized services desired by many small and medium-sized businesses and their principals. We intend to focus our marketing efforts on attracting entrepreneurs and their families, who require sophisticated tailored solutions, as well as on growing core deposits from businesses and individuals.

Although we concentrate our lending efforts on commercial business, we also attract a significant amount of consumer business. Many of our retail customers are the principals of our small and medium-sized business customers. We emphasize “relationship banking,” with the goal that each customer will identify and establish a comfort level with our bank officers. We intend to further develop our retail business with individuals who appreciate a high level of personal service, contact with their lending officer and responsive decision-making. We expect that most of our new business will be developed through our lending officers and board of directors and by pursuing an aggressive strategy of calling on customers throughout our market areas.

Credit Policy and Procedures

General

Our credit policies support our goal of maintaining sound credit quality standards while achieving other key objectives, including balance sheet growth, earnings growth, and appropriate liquidity. We maintain a risk management infrastructure that includes centralized policymaking and a strong system of checks and balances. The fundamental principles of our credit policy and procedures are to maintain high quality credit standards, which enhance our long-term value to our customers, employees, stockholders and communities. Our credit policies and procedures are dynamic and responsive to the marketplace.

The board of directors of the Bank is responsible for the safety and soundness of the Bank. As such, they are charged to monitor the efforts of the Bank’s management activities. Since lending represents risk exposure, our board of directors and its duly appointed committees seek to ensure that the Bank maintains high credit quality standards. We have established asset oversight committees to administer the loan portfolio. These committees include: the enterprise risk management committee; the directors’ loan committee; and the classified asset committee. These committees meet at least quarterly to review the lending activities of the Bank.

Credit Concentration

Diversification of risk is a key factor in prudent asset management. Risk from concentration is actively managed by management and reviewed by the board of directors, and exposures relating to borrower, industry, and commercial real estate categories will be tracked and measured against established policy limits. These limits are reviewed as part of our periodic review of the credit policy. Loan concentration levels are monitored on a monthly basis by product type and geography by the credit administration department and the Bank’s Chief Credit Officer. These levels are reported to the board of directors monthly.

Loan Approval Process

The credit approval process at the Bank provides for the prompt and thorough underwriting and approval or decline of loan requests. The approval method used is a hierarchy of individual lending authorities for new credits and renewals. The board of directors approves loan authorities for credit personnel and these authorities are periodically reviewed and updated.

The approval of loans and other credit risk products is the responsibility of management with oversight from the board of directors. Authority is granted to officers deemed experienced at making decisions consistent with our credit philosophy and policy.

Our loan approval policy dictates a complete separation between the lending function and the credit approval function. As such, loan officers have no individual approval authorities. Furthermore, no bank employee may approve credit acting alone, regardless of the size of the loan. Loans with credit exposure less than or equal to $1 million may be approved via joiner authority limits between two or more executive officers previously deemed by the board of directors to be experienced at making decisions consistent with our credit philosophy and policy. Loans with credit exposure greater than $1 million but less than $20 million must be approved by unanimous consent by the management loan committee, which consists of the Chief Executive Officer, Chief Credit Officer, Director of Risk Management and the Chairman of the board of directors. Loans and loan relationships greater than $20 million up to the Bank’s legal lending limit must be approved by the entire board of directors.

Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the Bank is subject to a legal limit on loans to a single borrower equal to 15% of the Bank’s capital and unimpaired surplus, or 25% if the loan is fully secured. This limit increases or decreases as the Bank’s capital increases or decreases. Based upon the capitalization of the Bank at March 31, 2014, the Bank’s legal lending limits were approximately $20.3 million (15%) and $33.9 million (25%). We may seek to sell participations in our larger loans to other financial institutions, which will allow us to manage the risk involved in these loans and to meet the lending needs of our customers requiring extensions of credit in excess of these limits.

The board of directors reviews and approves loan policy changes, monitors loan portfolio trends and credit trends, and reviews and approves loan transactions that exceed management thresholds as set forth in our loan policies. Loan pricing is established in conjunction with the loan approval process based on pricing guidelines for loans that are set by the directors’ loan committee.

We believe that our credit approval process provides for thorough internal controls, underwriting, and decision making.

Enterprise Risk Management

We maintain an enterprise wide risk management program that enables us to identify, manage, monitor and control potential risks that may affect us, including (i) credit risk; (ii) interest rate risk; (iii) liquidity risk; (iv) price risk; (v) foreign exchange risk; (vi) transaction risk; (vii) compliance risk; (viii) operational risk; (ix) strategic risk; and (x) reputation risk.

Risk identification is a continuous process and occurs at both the transaction level and the portfolio level. In addition, management seeks to identify interdependencies and correlations across portfolios and lines of business that may amplify risk exposure.

Risk measurement enables us to effectively control and monitor risk levels and is based on the sophistication of the risk measurement tools used to reflect the complexity and levels of assumed risk. We periodically verify the integrity of our various risk measurement tools for accuracy in order to allow us to properly assess the risks at the transaction and portfolio levels, as well as interdependencies, correlations and aggregate risks across portfolios and lines of business.

We monitor risks by timely reviewing risk positions and exceptions. Monitoring reports are generated by various systems to ensure frequent, timely, accurate and informative information. These reports are then distributed to appropriate personnel to ensure required action and disposition. This monitoring process ensures that management’s decisions are implemented for all geographies, products and legal entities.

We control risks through limits that are communicated through policies, standards, procedures and processes that define responsibility and authority. Such limits serve as a means to control exposures to the various risks associated with our activities, and are meaningful management tools that can be adjusted if conditions or risk tolerances change. In addition, we maintain a process to authorize exceptions or changes to risk limits when warranted.

This risk management program helps to ensure effective reporting, compliance with all laws, rules and regulations, avoid damage to our reputation and related consequences, and attain our strategic goals while avoiding pitfalls and surprises along the way. In general, the risk management program incorporates the following fundamental concepts:

•	It provides an ongoing process in a strategic setting that flows throughout the entire organization.

•
It determines our overall condition and the risks associated with current and planned activities, including relevant risks originating in all related subsidiaries, affiliates and entities at every level and unit, and includes taking an entity level portfolio view of risks.

•	It evaluates the overall integrity and effectiveness of risk management systems, using periodic validation through independent audits and transaction testing.

•
It plays a key role in the actions of our personnel at every level of the organization, thereby ensuring that capable management and appropriate staffing are in place and responsible for the implementation, integrity, and maintenance of our  risk management systems.

•
It is designed to identify events potentially affecting us and to manage risk within the Board of Director’s established tolerance for risk, which enables management to keep the board of directors adequately informed about risk taking activities by:

•	implementing our strategy;

•
developing this and other related policies, procedures and processes that define our risk tolerance and ensure that they are compatible with strategic goals. In general, policies are statements of actions adopted by us to pursue certain objectives and set standards (e.g., for risk tolerances) which are consistent with our underlying mission, values, and principles. Procedures and processes are programs and practices that impose order on our pursuit of our objectives, and define how daily activities are carried out and are consistent the underlying policies which are governed by appropriate checks and balances (such as internal controls);

•
ensuring that strategic direction and risk tolerances are effectively communicated and adhered to throughout the organization. Designated personnel who are assigned to execute and/or oversee such processes are to be qualified and competent, and are to perform appropriately by understanding our mission, values, principles, policies, and procedures and processes. In this regard, we have designed our compensation programs to attract, develop, and retain qualified personnel, and such programs have been structured in a manner that encourages strong risk management practices; and

•
overseeing the development and maintenance of various control systems and management information systems to ensure that information is timely, accurate and relevant. Our control systems are the functions (such as internal and external audits, risk review, and quality assurance) and information systems that personnel use to measure performance, make decisions about risk, and assess the effectiveness of processes. Our control systems are designed to have clear reporting lines, adequate resources, and appropriate authority.

•
It provides the board of directors and management reasonable assurance that we are managing our risk in the form of communicative findings, recommendations, and requirements in a clear and timely manner, of which deficiencies may be corrected in a timely and thorough manner.

•	It is structured to achieve objectives in one or more separate but overlapping categories, such as strategic, operations, reporting, and compliance with all related laws, rules and regulations.

The board of directors of the Bank approve policies that set operational standards and risk limits, and any changes to our enterprise risk management program require approval by this board of directors. Management is responsible for the implementation, integrity and maintenance of our risk management systems ensuring the directives are implemented and administered in compliance with the approved policy. Our risk management officer supervises the overall management of our risk management program, reports to management and yet also retains independent access to the Bank’s board of directors.

Credit Risk Management

Credit risk management is a component of our enterprise risk management. We employ consistent analysis and underwriting to examine credit information and prepare underwriting documentation. We monitor and approve exceptions to policy as required, and we also track and address technical exceptions.

Each loan officer has the primary and initial responsibility for appropriately risk rating each loan that is made. Once a loan is made, our credit administration department is responsible for the ongoing monitoring of loan portfolio performance through the review of ongoing financial reports, loan officer reports, audit reviews and exception reporting and concentration analysis. This monitoring process also includes an ongoing review of loan risk ratings and management of our allowance for loan losses. We have a Chief Credit Officer responsible for maintaining the integrity of our portfolio within the parameters of the credit policy. We utilize a risk grading system that enables management to differentiate individual loan quality and forecast future profitability and portfolio loss potential.

We assign a credit risk rating at the time a loan is made and adjusts it promptly as conditions warrant. Portfolio monitoring systems allow management to proactively assess risk and make decisions that will minimize the impact of negative developments. We promote open communication to minimize or eliminate surprises. Successful credit management is achieved by lenders consistently meeting with customers and reviewing their financial condition regularly. This enables both the recognition of future opportunities and potential weaknesses early.

Our board of directors supports a strong loan review program and is committed to its effectiveness as part of the independent process of assessing our lending activities. We have communicated to our credit and lending staff that the identification of emerging problem loans begins with the lending personnel knowing their customer and, supported by credit personnel, actively monitoring their customer relationships. The loan review process is meant to augment this active management of customer relationships and to provide an independent and broad-based look into our lending activities. The end goal of a thorough and consistently applied loan review program is multifaceted.

We maintain a robust loan review function by utilizing an internal loan review team as well as third-party loan review firms that report to the audit committee of the board of directors to ensure independence and objectivity. The audit committee shares loan review reports with the enterprise risk management committee of the board of directors to assist that committee with its obligations, and it provides a quarterly summary to the board of directors that describes trends and identifies significant changes in the overall quality of the portfolio identified by the loan review department. The examinations performed by the loan review department are based on risk assessments of individual loan commitments within our loan portfolio over a period of time. At the conclusion of each review, the auditors provide management and the board of directors with a report that summarizes the findings of the review. At a minimum, the report addresses risk rating accuracy, compliance with regulations and policies, loan documentation accuracy, the timely receipt of financial statements, and any additional material issues.

Competition

The banking business is highly competitive. We face substantial immediate competition and potential future competition both in attracting deposits and in originating loans. We compete with numerous commercial banks, savings banks and savings and loan associations, many of which have assets, capital and lending limits larger than those that we have or will have upon completion of this offering. While much of our competition is in the form of local community banks, others competitors have statewide or nationwide presence. However, C1 Bank’s ability to cultivate profitable complete banking relationships helps to differentiate C1 Bank amongst our competitors.

We also compete with large banks in major financial centers and other financial intermediaries, such as consumer finance companies, brokerage firms, mortgage banking companies, insurance companies, securities firms, mutual funds and certain government agencies as well as major retailers, all actively engaged in providing various types of loans and other financial services. We believe that our banking professionals, the personalized service we provide for our entrepreneurial clients, and our emphasis on doing what’s right for our clients, community and employees is what distinguishes C1 Bank from its competition.

According to SNL Financial LC, C1 Bank holds 1% or less market share of deposits in the counties in which we operate. This leaves substantial room for organic growth as we continue to concentrate our efforts in our key markets and offer the specialized service many clients desire. We believe that our tailored approach and continued positive momentum will allow C1 Bank to grow substantially without having to materially expand beyond our current market reach.

Employees

As of March 31, 2014, we had 215 employees.

Management Associate Program

In 2012, we entered into a public private partnership with the University of South Florida – St. Petersburg, to develop and operate a comprehensive management training program. The Management Associate Program was designed to invite 6-10 recent graduates of undergraduate or graduate level degree programs into a comprehensive training position focused on developing the next level of leadership within our organization.

Selected candidates are given 22-week positions in which they participate in MBA level coursework every morning, followed by rotations through different departments of the Bank each afternoon. The course load is designed to specifically develop the skills necessary to be successful in the banking industry while cultivating the interpersonal and teamwork skills they will utilize in our dynamic work environment. Courses include studies of Advanced Accounting, Financial Statement Production and Analysis, Project Management, Leadership and Credit Analysis. The time spent in departmental rotations focuses on understanding and applying the concepts from the coursework into real-life scenarios throughout the Bank.

At the completion of the program, premier candidates are offered full-time positions in key areas of our organization. Our management team is directly involved in the program and works in concert with Professors and Department heads to appropriately place graduating students in the best possible positions for their continued development.

We have successfully completed two sessions of the Management Associate Program, placing 9 of the 15 total participants into full-time key positions within our organization. The program continues to draw positive attention from a wide range of University communities which has helped us to attract nearly 200 applications for the third edition of the program which will start in late 2014.

Principal Properties

The Company does not own or lease real or personal property. Instead, it uses the premises, equipment and furniture of the Bank without the direct payment of any rental fees to the Bank. The Bank currently owns or leases approximately 212,000 square feet of office and operations space in Florida. The Bank operates 28 banking centers in Florida. Of these banking centers, ten are leased and 18 are owned. The Bank also owns two buildings and four vacant parcels that we are considering opening as banking center locations. We lease our loan production office in Orlando, with approximately 311 square feet of office space. We lease our headquarters in St. Petersburg, Florida, with approximately 16,689 square feet of office space. We believe that the leases to which we are subject are generally on terms consistent with prevailing market terms, and none of the leases are with our directors, officers, beneficial owners of more than 5% of our voting securities or any affiliates of the foregoing. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

Legal Proceedings

We are currently involved in various claims and lawsuits incidental to the conduct of our business in the ordinary course. We carry insurance coverage in such amounts as we believe to be reasonable under the circumstances, although insurance may or may not cover any or all of our liabilities in respect of claims and lawsuits. We do not believe that the ultimate resolution of these matters will have a material adverse effect on our consolidated financial position, cash flows or operating results.

Supervision and Regulation

The following is a general summary of the material aspects of certain statutes and regulations applicable to the Company and the Bank. These summary descriptions are not complete, and you should refer to the full text of the statutes, regulations, and corresponding guidance for more information. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict these future changes or the effects, if any, that these changes could have on the business, revenues, and results of the Company and the Bank.

General

As a registered bank holding company, the Company is subject to regulation, supervision and examination by the Federal Reserve under the BHCA. In addition, as a Florida state chartered bank that is not a member of the Federal Reserve system, the Bank is subject to primary regulation, supervision and examination by the FDIC and its state banking regulator, the OFR. Supervision, regulation, and examination of the Company and the Bank by the bank regulatory agencies are intended primarily for the protection of consumers, bank depositors and the Deposit Insurance Fund of the FDIC, rather than holders of our capital stock.

Recent Changes as a Result of the Dodd-Frank Act

In addition to the framework of regulation and supervision referenced above, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, created the Consumer Financial Protection Bureau, or the CFPB, a new federal regulatory body with broad authority to regulate the offering and provision of consumer financial products and services. The authority to examine depository institutions with $10.0 billion or less in assets, such as the Bank, for compliance with federal consumer laws remained largely with our primary federal regulator, the FDIC. However, the CFPB may participate in examinations of smaller institutions on a “sampling basis” and may refer potential enforcement actions against such institutions to their primary regulators.

As a result of the Dodd-Frank Act, the regulatory framework under which the Company and the Bank operate has changed and will continue to change substantially over the next several years. The Dodd-Frank Act brought about a significant overhaul of many aspects of the regulation of the financial services industry, addressing issues including, among others, systemic risk, capital adequacy, deposit insurance assessments, consumer financial protection, interchange fees, lending limits, mortgage lending practices, and changes among the bank regulatory agencies. Many of the provisions of the Dodd-Frank Act became effective upon enactment, while others are subject to further study, rulemaking, and the discretion of regulatory bodies and have only recently taken effect or will take effect in the coming years. In light of these significant changes and the discretion afforded to federal banking regulators, we cannot fully predict the effect that compliance with the Dodd-Frank Act or any implementing regulations will have on the Company or the Bank’s businesses or their ability to pursue future business opportunities.

Holding Company Regulation

Permitted Activities

Under the BHCA, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than five percent of any class of the voting shares of any company that is not a bank or bank holding company and that is engaged in, the following activities:

•	banking or managing or controlling banks;

•	furnishing services to or performing services for our subsidiaries; and

•	any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking, including:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a nonbank depository institution, such as savings association;

•	performing trust company functions;

•	conducting financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions;

•	performing selected insurance underwriting activities;

•	providing certain community development activities (such as making investments in projects designed primarily to promote community welfare); and

•	issuing and selling money orders and similar consumer-type payment instruments.

While the Federal Reserve has found these activities in the past acceptable for other bank holding companies, the Federal Reserve may not allow us to conduct any or all of these activities, which are reviewed on a case by case basis.

The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries. Under the BHCA, as amended by the Gramm-Leach-Bliley Act, a bank holding company may also file an election with the Federal Reserve to be treated as a financial holding company and engage in an expanded list of financial activities, subject to certain eligibility requirements.

Acquisitions Subject to Prior Regulatory Approval

The BHCA requires the prior approval of the Federal Reserve for a bank holding company to acquire substantially all the assets of a bank or to acquire direct or indirect ownership or control of more than 5% of any class of the voting shares of any bank, bank holding company or savings association, or to increase any such non-majority ownership or control of any bank, bank holding company or savings association, or to merge or consolidate with any bank holding company.

Bank Holding Company Obligations to Bank Subsidiaries

Under current law and Federal Reserve policy, a bank holding company is expected to act as a source of financial and managerial strength to its depository institution subsidiaries and to maintain resources adequate to support such subsidiaries, which could require the Company to commit resources to support the Bank in situations where additional investments in a bank may not otherwise be warranted. These situations include guaranteeing the compliance of an “undercapitalized” bank with its obligations under a capital restoration plan, as described further under “—Bank Regulation—Capitalization Levels and Prompt Corrective Action” below. As a result of these obligations, a bank holding company may be required to contribute additional capital to its subsidiaries in the form of capital notes or other instruments that qualify as capital under regulatory rules. Any such loan from a holding company to a subsidiary bank is likely to be unsecured and subordinated to the bank’s depositors and perhaps to other creditors of the bank. If the Company were to enter bankruptcy or become subject to the orderly liquidation process established by the Dodd-Frank Act, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee or the FDIC, as appropriate, and entitled to a priority of payment.

Restrictions on Bank Holding Company Dividends.

The Federal Reserve’s policy regarding dividends is that a bank holding company should not declare or pay a cash dividend which would impose undue pressure on the capital of any bank subsidiary or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company’s financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company’s dividends if:

•	its net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

•	its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or

•	it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Should an insured depository institution controlled by a bank holding company be “significantly undercapitalized” under the applicable federal bank capital ratios, or if the bank subsidiary is “undercapitalized” and has failed to submit an acceptable capital restoration plan or has materially failed to implement such a plan, federal banking regulators (in the case of the Bank, the FDIC) may choose to require prior Federal Reserve approval for any capital distribution by the bank holding company.  For more information, see “Business — Bank Regulation — Capitalization Levels and Prompt Corrective Action.”

In addition, since the Company is a legal entity separate and distinct from the Bank and does not conduct stand-alone operations, its ability to pay dividends depends on the ability of the Bank to pay dividends to it, which is also subject to regulatory restrictions as described below in “—Bank Regulation—Bank Dividends.”

Capital Regulations

The federal banking agencies have adopted risk-based capital adequacy guidelines for banks and bank holding companies. These risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, to minimize disincentives for holding liquid assets, and to achieve greater consistency in evaluating the capital adequacy of major banks throughout the world. As described below under “—U.S. Basel III Capital Rules,” these requirements will increase in the coming years, beginning in 2015 for the Company and the Bank.

Under the risk-based capital guidelines, assets and off-balance sheet items are assigned to broad risk categories each with designated weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The current guidelines require all bank holding companies and federally regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 Capital. Tier 1 Capital, which includes common stockholders’ equity, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock and certain trust-preferred securities, less certain goodwill items and other intangible assets, is required to equal at least 4% of risk-weighted assets. The remainder (“Tier 2 Capital”) may consist of (i) an allowance for loan losses of up to 1.25% of risk-weighted assets, (ii) any excess of qualifying perpetual preferred stock, (iii) certain hybrid capital instruments, (iv) perpetual debt, (v) mandatory convertible securities, and (vi) subordinated debt and intermediate-term preferred stock in an aggregate amount up to 50% of Tier 1 Capital. Total capital is the sum of Tier 1 and Tier 2 Capital less reciprocal holdings of other banking organizations’ capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the appropriate regulator.

In computing total risk-weighted assets, bank and bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans will be assigned to the 100% risk category, except for performing first mortgage loans fully secured by one- to four-family and certain multifamily residential property, which carry a 50% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk weight. In covering off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction-related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% conversion factor. Short-term commercial letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

The federal bank regulatory authorities have also adopted regulations that supplement the risk-based guidelines. These regulations generally require banks and bank holding companies to maintain a minimum level of Tier 1 Capital to average total consolidated assets less specified items, including goodwill and mortgage servicing rights (the “leverage ratio”) of 4%.

Banking organizations such as the Bank that are experiencing or anticipating significant growth, as well as those organizations whose financial condition or operations give rise to supervisory concerns, will be required to maintain a higher leverage ratio.

The bank regulators also continue to consider a “tangible Tier 1 leverage ratio” in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization’s Tier 1 Capital, less deductions for intangibles otherwise includable in Tier 1 Capital, to total tangible assets.

U.S. Basel III Capital Rules

In July 2013, federal banking regulators, including the Federal Reserve and the FDIC, adopted the U.S. Basel Capital Rules implementing many aspects of the Basel III Capital Standards.

The U.S. Basel III Capital Rules will apply to all national and state banks and savings associations and most bank holding companies and savings and loan holding companies, which we collectively refer to herein as “covered” banking organizations. The requirements in the U.S. Basel III Capital Rules will begin to phase in on January 1, 2015, for many covered banking organizations, including the Company and the Bank. The requirements in the U.S. Basel III Capital Rules will be fully phased in by January 1, 2019.

The U.S. Basel III Capital Rules impose higher risk-based capital and leverage requirements than those currently in place. Specifically, the rule imposes the following minimum capital requirements:

•	a new common equity Tier 1 risk-based capital ratio of 4.5%;

•	a Tier 1 risk-based capital ratio of 6% (increased from the current 4% requirement);

•	a total risk-based capital ratio of 8% (unchanged from current requirements);

•	a leverage ratio of 4%; and

•	a new supplementary leverage ratio of 3% applicable to advanced approaches banking organizations, resulting in a leverage ratio requirement of 7% for such institutions.

Under the U.S. Basel III Capital Rules, Tier 1 Capital is redefined to include two components: common equity Tier 1 Capital and additional Tier 1 Capital. The new and highest form of capital, Common Equity Tier 1 Capital, consists solely of common stock (plus related surplus), retained earnings, accumulated other comprehensive income, and limited amounts of minority interests that are in the form of common stock. Additional Tier 1 Capital includes other perpetual instruments historically included in Tier 1 Capital, such as non-cumulative perpetual preferred stock. These rules permit bank holding companies with less than $15.0 billion in total consolidated assets, such as the Company, to continue to include trust-preferred securities and cumulative perpetual preferred stock issued before May 19, 2010 in Tier 1 Capital, but not in Common Equity Tier 1 Capital, subject to certain restrictions. Tier 2 capital consists of instruments that currently qualify in Tier 2 capital plus instruments that the rule has disqualified from Tier 1 Capital treatment.

In addition, in order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain a capital conservation buffer on top of its minimum risk-based capital requirements. This buffer must consist solely of Tier 1 Common Equity, but the buffer applies to all three measurements (Common Equity Tier 1, Tier 1 Capital and total capital). The capital conservation buffer will be phased in incrementally over time, becoming fully effective on January 1, 2019, and will consist of an additional amount of common equity equal to 2.5% of risk-weighted assets.

The current capital rules require certain deductions from or adjustments to capital. The U.S. Basel III Capital Standards retain many of these deductions and adjustments and also provides for new ones. As a result, deductions from Common Equity Tier 1 Capital will be required for goodwill (net of associated deferred tax liabilities); intangible assets such as non-mortgage servicing assets and purchased credit card relationships (net of associated deferred tax liabilities); deferred tax assets that arise from net operating loss and tax credit carryforwards (net of any related valuations allowances and net of deferred tax liabilities); any gain on sale in connection with a securitization exposure; any defined benefit pension fund net asset (net of any associated deferred tax liabilities) held by a bank holding company (this provision does not apply to a bank or savings association); the aggregate amount of outstanding equity investments (including retained earnings) in financial subsidiaries; and identified losses. Other deductions will be necessary from different levels of capital. The U.S. Basel III Capital Rules also increase the risk weight for certain assets, meaning that more capital must be held against such assets. For example, commercial real estate loans that do not meet certain new underwriting requirements must be risk-weighted at 150% rather than the current 100%.

Additionally, the Basel III Capital Standards provide for the deduction of three categories of assets: (i) deferred tax assets arising from temporary differences that cannot be realized through net operating loss carrybacks (net of related valuation allowances and of deferred tax liabilities), (ii) mortgage servicing assets (net of associated deferred tax liabilities) and (iii) investments in more than 10% of the issued and outstanding common stock of unconsolidated financial institutions (net of associated deferred tax liabilities). The amount in each category that exceeds 10% of Common Equity Tier 1 Capital must be deducted from Common Equity Tier 1 Capital. The remaining, non-deducted amounts are then aggregated, and the amount by which this total amount exceeds 15% of Common Equity Tier 1 Capital must be deducted from Common Equity Tier 1 Capital. Amounts of minority investments in consolidated subsidiaries that exceed certain limits and investments in unconsolidated financial institutions may also have to be deducted from the category of capital to which such instruments belong.

Accumulated other comprehensive income, or AOCI, is presumptively included in Common Equity Tier 1 Capital and often would operate to reduce this category of capital. The U.S. Basel III Capital Rules provide a one-time opportunity at the end of the first quarter of 2015 for covered banking organizations to opt out of much of this treatment of AOCI. The rules also have the effect of increasing capital requirements by increasing the risk weights on certain assets, including high volatility commercial real estate, mortgage servicing rights not includable in Common Equity Tier 1 Capital, equity exposures, and claims on securities firms, that are used in the denominator of the three risk-based capital ratios.

The U.S. Basel III Capital Rules also make important changes to the “prompt corrective action” framework discussed below in “Bank Regulation — Capitalization Levels and Prompt Corrective Action.”

Restrictions on Affiliate Transactions

See “Bank Regulation — Restrictions on Affiliate Transactions” below.

Bank Regulation

The  Bank is a banking institution that is chartered by and headquartered in the state of Florida, and it is subject to supervision and regulation by the OFR and the FDIC. The OFR supervises and regulates all areas of the Bank’s operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Bank’s corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking offices. The FDIC is the Bank’s primary federal regulatory agency, which periodically examines the Bank’s operations and financial condition and compliance with federal consumer protection laws. In addition, the Bank’s deposit accounts are insured by the FDIC to the maximum extent permitted by law, and the FDIC has certain enforcement powers over the Bank.

As a state-chartered banking institution in the state of Florida, the Bank is empowered by statute, subject to the limitations contained in those statutes, to take and pay interest on, savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations and to provide various other banking services for the benefit of the Bank’s customers. Various state consumer laws and regulations also affect the operations of the Bank, including state usury laws, consumer credit and equal credit opportunity laws, and fair credit reporting. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, generally prohibits insured state chartered institutions from conducting activities as principal that are not permitted for national banks.

Capital Adequacy

See “Holding Company Regulation – Capital Adequacy.”

Capitalization Levels and Prompt Corrective Action

Federal law and regulations establish a capital-based regulatory scheme designed to promote early intervention for troubled banks and require the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of regulatory capital requirements, including “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” To qualify as a “well capitalized” institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 Capital ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and a bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Generally, a financial institution must be “well capitalized” before the Federal Reserve will approve an application by a bank holding company to acquire a bank or merge with a bank holding company, and the FDIC applies the same requirement in approving bank merger applications.

Immediately upon becoming undercapitalized, a depository institution becomes subject to the provisions of Section 38 of the Federal Deposit Insurance Act, or the FDIA, which: (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution’s assets; and (v) require prior approval of certain expansion proposals. Bank holding companies controlling financial institutions can be called upon to boost the institutions’ capital and to partially guarantee the institutions’ performance under their capital restoration plans. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: (i) requiring the institution to raise additional capital; (ii) restricting transactions with affiliates; (iii) requiring divestiture of the institution or the sale of the institution to a willing purchaser; (iv) requiring the institution to change and improve its management; (iv) prohibiting the acceptance of deposits from correspondent banks; (v) requiring prior Federal Reserve approval for any capital distribution by a bank holding company controlling the institution; and (vi) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

As of December 31, 2013, the Bank exceeded the requirements contained in the applicable regulations, policies and directives pertaining to capital adequacy to be classified as “well capitalized,” and it is unaware of any material violation or alleged violation of these regulations, policies or directives. Rapid growth, poor loan portfolio performance, or poor earnings performance, or a combination of these factors, could change the Bank’s capital position in a relatively short period of time, making additional capital infusions necessary.

Notably, the thresholds for each of the five categories for regulatory capital requirements were recently revised pursuant to the U.S. Basel III Capital Rules. Under these rules, which will take effect on January 1, 2015, a well-capitalized insured depository institution is one (i) having a total risk-based capital ratio of 10 percent or greater, (ii) having a Tier 1 risk-based capital ratio of 8 percent or greater, (iii) having a Core Equity Tier 1 capital ratio of 6.5 percent or greater, (iv) having a leverage capital ratio of 5 percent or greater and (5) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

It should be noted that the minimum ratios referred to above in this section are merely guidelines, and the bank regulators possess the discretionary authority to require higher capital ratios.

Bank Reserves

The Federal Reserve requires all depository institutions, even if not members of the Federal Reserve System, to maintain reserves against some transaction accounts (primarily negotiable order of withdrawal, or NOW, and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve Bank “discount window” as a secondary source of funds, provided that the institution meets the Federal Reserve Bank’s credit standards.

Bank Dividends

Florida law places restrictions on the declaration of dividends by state chartered banks to their stockholders. Pursuant to the Florida Financial Institutions Code, the board of directors of state-chartered banks, after charging off bad debts, depreciation and other worthless assets, if any, and making provision for reasonably anticipated future losses on loans and other assets, may quarterly, semiannually or annually declare a dividend of up to the aggregate net profits of that period combined with a bank’s retained net profits for the preceding two years and, with the approval of the OFR, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of a bank until this fund becomes equal to the amount of a bank’s common stock then issued and outstanding. A state-chartered bank may not declare any dividend if (i) its net income (loss) from the current year combined with the retained net income (loss) for the preceding two years aggregates a loss or (ii) the payment of such dividend would cause the capital account of a bank to fall below the minimum amount required by law, regulation, order or any written agreement with the OFR or a federal regulatory agency.

Insurance of Accounts and Other Assessments

The Bank pays deposit insurance assessments to the Deposit Insurance Fund, which is determined through a risk-based assessment system. The Bank’s deposit accounts are currently insured by the Deposit Insurance Fund, generally up to a maximum of $250,000 per separately insured depositor. The Bank pays assessments to the FDIC for such deposit insurance. Under the current assessment system, the FDIC assigns an institution to a risk category based on the institution’s most recent supervisory and capital evaluations, which are designed to measure risk. Under the FDIA, the FDIC may terminate a bank’s deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, agreement or condition imposed by the FDIC.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation (“FICO”), an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. FICO assessments are set quarterly and the assessment rate was .640 (annual) basis points for all four quarters in 2013 and .620 (annual) basis points for the first two quarters of 2014. These assessments will continue until the FICO bonds mature in 2017 through 2019.

Restrictions on Transactions with Affiliates

The Bank is subject to sections 23A and 23B of the Federal Reserve Act and the Federal Reserve’s Regulation W, as made applicable to state nonmember banks by section 18(j) of the Federal Deposit Insurance Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the Bank. Accordingly, transactions between the Company, the Bank and any non-bank subsidiaries will be subject to a number of restrictions. Sections 23A and 23B of the Federal Reserve Act impose restrictions and limitations on the Bank from making extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or other affiliates, the purchase of, or investment in, stock or other securities thereof, the taking of such securities as collateral for loans, and the purchase of assets of the Company or other affiliates. Such restrictions and limitations prevent the Company or other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Furthermore, such secured loans and investments by the Bank to or in the Company or to or in any other non-banking affiliate are limited, individually, to ten percent (10%) of the Bank’s capital and surplus, and such secured loans are limited in the aggregate to twenty percent (20%) of the Bank’s capital and surplus.

All such transactions must be on terms that are no less favorable to the Bank than those that would be available from nonaffiliated third parties. Moreover, state banking laws impose restrictions on affiliate transactions similar to those imposed by federal law. Federal Reserve policies also forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered or, if no market exists, actual costs plus a reasonable profit.

Financial Subsidiaries

Under the GLBA, subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form “financial subsidiaries” that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible.

The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank’s equity investment in the financial subsidiary be deducted from the bank’s assets and tangible equity for purposes of calculating the bank’s capital adequacy. In addition, the GLBA imposed new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates. As of December 31, 2013, the Bank did not have any financial subsidiaries.

Loans to Insiders

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank, which the Bank refers to as “10% Stockholders,” or to any political or campaign committee the funds or services of which will benefit those executive officers, directors, or 10% Stockholders or which is controlled by those executive officers, directors or 10% Stockholders, are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Regulation O prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the Bank’s unimpaired capital and unimpaired surplus. Section 22(g) identifies limited circumstances in which the Bank is permitted to extend credit to executive officers.

Change in Control

Subject to certain exceptions, the BHCA and the Change in Bank Control Act require Federal Reserve approval prior to any person or company acquiring “control” of a bank or bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25 percent or more of any class of voting securities, and in general is rebuttably presumed to exist if a person acquires 10 percent or more, but less than 25 percent, of any class of voting securities. In certain cases, a company may also be presumed to have control under the BHCA if it acquires 5 percent or more of any class of voting securities. Control may also be deemed to exist where a person or company is found to hold “controlling influence” over a bank or bank holding company.

Community Reinvestment Act

The Community Reinvestment Act, or the CRA, and its corresponding regulations are intended to encourage banks to help meet the credit needs of their service areas, including low and moderate-income neighborhoods, consistent with safe and sound operations. These regulations provide for regulatory assessment of a bank’s record in meeting the credit needs of its service area. Federal banking agencies are required to make public a rating of a bank’s performance under the CRA. The federal banking agencies consider a bank’s CRA rating when a bank submits an application to establish banking centers, merge, or acquire the assets and assume the liabilities of another bank. In the case of a bank holding company, the CRA performance record of all banks involved in the merger or acquisition are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other financial holding company. An unsatisfactory record can substantially delay, block or impose conditions on the transaction. The Bank received a satisfactory rating on its most recent CRA assessment.

Interstate Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Riegle-Neal Act, provides that adequately capitalized and managed bank holding companies are permitted to acquire banks in any state. Previously, under the Riegle-Neal Act, a bank’s ability to branch into a particular state was largely dependent upon whether the state “opted in” to de novo interstate branching. Many states did not “opt-in,” which resulted in branching restrictions in those states. The Dodd-Frank Act amended the Riegle-Neal legal framework for interstate branching to permit national banks and state banks to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. All branching remains subject to applicable regulatory approval and adherence to applicable legal requirements.

Anti-Money Laundering and Economic Sanctions

The USA PATRIOT Act provides the federal government with additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. By way of amendments to the BSA, the USA PATRIOT Act imposed new requirements that obligate financial institutions, such as banks, to take certain steps to control the risks associated with money laundering and terrorist financing.

Among other requirements, the USA PATRIOT Act and implementing regulations require banks to establish anti-money laundering programs that include, at a minimum:

•
internal policies, procedures and controls designed to implement and maintain the savings association’s compliance with all of the requirements of the USA PATRIOT Act, the BSA and related laws and regulations;

•	systems and procedures for monitoring and reporting of suspicious transactions and activities;

•	designated compliance officer;

•	employee training;

•	an independent audit function to test the anti-money laundering program;

•	procedures to verify the identity of each customer upon the opening of accounts; and

•	heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.

Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program, or CIP, as part of the Bank’s anti-money laundering program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time through documentary and non-documentary methods. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists. Financial institutions are also required to comply with various reporting and recordkeeping requirements. The Federal Reserve and the FDIC consider an applicant’s effectiveness in combating money laundering, among other factors, in connection with an application to approve a bank merger or acquisition of control of a bank or bank holding company.

Likewise, OFAC is responsible for helping to ensure that United States entities do not engage in transactions with the subjects of U.S. sanctions, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify appropriate authorities.

The Bank has adopted policies, procedures and controls to comply with the BSA, the USA PATRIOT Act and OFAC regulations.

Regulatory Enforcement Authority

Federal and state banking laws grant substantial enforcement powers to federal and state banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and “institution-affiliated parties,” such as management, employees and agents. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. When issued by a banking regulator, cease-and-desist and similar orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A bank may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions determined to be appropriate by the ordering regulatory agency.

Federal Home Loan Bank System

The Bank is a member of the FHLB of Atlanta, which is one of 12 regional FHLBs. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the FHLB system. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB.

As a member of the FHLB of Atlanta, the Bank is required to own capital stock in the FHLB in an amount generally at least equal to 0.20% (or 20 basis points) of the Bank’s total assets at the end of each calendar year, plus 4.5% of its outstanding advances (borrowings) from the FHLB of Atlanta under the activity-based stock ownership requirement. These requirements are subject to adjustment from time to time. On December 31, 2013, the Bank was in compliance with this requirement.

Privacy and Data Security

Under the Gramm-Leach-Bliley Act (“GLBA”), federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties. The GLBA also directed federal regulators, including the FDIC, to prescribe standards for the security of consumer information. The Bank is subject to such standards, as well as standards for notifying customers in the event of a security breach.

Consumer Laws and Regulations

The Bank is also subject to other federal and state consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth below is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Check Clearing for the 21st Century Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair and Accurate Transactions Act, the Servicemembers Civil Relief Act, the Military Lending Act, the Mortgage Disclosure Improvement Act, and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with consumers when offering consumer financial products and services.

Rulemaking authority for these and other consumer financial protection laws transferred from the prudential regulators to the CFPB on July 21, 2011. In some cases, regulators such as the FTC and the Department of Justice also retain certain rulemaking or enforcement authority. The CFPB also has broad authority to prohibit unfair, deceptive and abusive acts and practices, or UDAAP, and to investigate and penalize financial institutions that violate this prohibition. While the statutory language of the Dodd-Frank Act sets forth the standards for acts and practices that violate the prohibition on UDAAP, certain aspects of these standards are untested, and thus it is currently not possible to predict how the CFPB will exercise this authority.

The Dodd-Frank Act also authorized the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a “reasonable and good faith determination” that the consumer has a “reasonable ability” to repay the loan. The act allows borrowers to raise certain defenses to foreclosure but provides a full or partial safe harbor from such defenses for loans that are “qualified mortgages.” On January 10, 2013, the CFPB published final rules to, among other things, specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for verification, and the required methods of calculating the loan’s monthly payments. Since then the CFPB made certain modifications to these rules. The rules extend the requirement that creditors verify and document a borrower’s “income and assets” to include all “information” that creditors rely on in determining repayment ability. The rules also provide further examples of third-party documents that may be relied on for such verification, such as government records and check-cashing or funds-transfer service receipts. The new rules were effective beginning on January 10, 2014. The rules also define “qualified mortgages,” imposing both underwriting standards — for example, a borrower’s debt-to-income ratio may not exceed 43% — and limits on the terms of their loans. Points and fees are subject to a relatively stringent cap, and the terms include a wide array of payments that may be made in the course of closing a loan. Certain loans, including interest-only loans and negative amortization loans, cannot be qualified mortgages.

Other Dodd-Frank Act Reforms

Volcker Rule

On December 10, 2013, five federal regulators including the FDIC and the Federal Reserve issued final rules to implement the Volcker Rule required by the Dodd-Frank Act. The Volcker Rule prohibits an insured depository institution, such as the Bank, and its affiliates, such as the Company, from (i) engaging in “proprietary trading,” and (ii) investing in or sponsoring certain types of funds (covered funds), in each case subject to certain limited exceptions. The final rules contain exemptions for market-making, hedging, underwriting, and trading in U.S. government and agency obligations and also permit certain ownership interests in certain types of funds to be retained. They also permit the offering and sponsoring of funds under certain conditions.

The final rules extend the conformance period to July 21, 2015, but impose significant compliance and reporting obligations on banking entities. The Company is reviewing the scope of any compliance program that may be required but is of the view that the impact of the Volcker Rule will not be material to its business operations.

Executive Compensation and Corporate Governance

The Dodd-Frank Act requires public companies to include, at least once every three years, a separate non-binding “say on pay” vote in their proxy statement by which stockholders may vote on the compensation of the public company’s named executive officers. In addition, if such public companies are involved in a merger, acquisition, or consolidation, or if they propose to sell or dispose of all or substantially all of their assets, stockholders have a right to an advisory vote on any golden parachute arrangements in connection with such transaction (frequently referred to as “say-on-golden parachute” vote). Other provisions of the act may impact our corporate governance. For instance, the act requires the SEC to adopt rules prohibiting the listing of any equity security of a company that does not have an independent compensation committee; and requiring all exchange-traded companies to adopt clawback policies for incentive compensation paid to executive officers in the event of accounting restatements based on material non-compliance with financial reporting requirements.

Future Legislative Developments

Various legislative acts are from time to time introduced in Congress and the Florida legislature. This legislation may change banking statutes and the environment in which the Company and the Bank operate in substantial and unpredictable ways. The Company and the Bank cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations and interpretations with respect thereto, would have upon the Company’s and the Bank’s financial condition or results of operations.

MANAGEMENT

Executive Officers and Other Key Employees

The following table sets forth information regarding the executive officers and other key employees of C1 Financial:

Name	Age	Position
Trevor R. Burgess	41	Chief Executive Officer and Director
Kathryn B. Pemble	49	President, Chief Credit Officer, Director and Vice Chairman of the Board
Rita J. Lowman	61	Executive Vice President and Chief Operating Officer
Cristian Melej	36	Executive Vice President and Chief Financial Officer
William H. Sedgeman, Jr.	73	Senior Lender, West Florida Market Manager, Director and Chairman of the Board
Alan G. Randolph	46	Executive Vice President, Senior Lender and South Florida Market Manager
Marcio de Oliveira	35	Executive Vice President and Chief Information Officer
James Steiner	33	Executive Vice President and Chief Risk Officer

Certain biographical information for our executive officers and other key employees is set forth below.

Trevor R. Burgess – Director and Chief Executive Officer. Mr. Burgess has served as the Chief Executive Officer and Director of the Company since its inception in July 2013 and as the Chief Executive Officer of the Bank since April 1, 2012. Mr. Burgess joined the Bank in December 2009 as a member of its board of directors. Mr. Burgess has been responsible for the management of the Bank since his election as a director in December 2009. In 2013, he was named the Ernst & Young Florida Entrepreneur of the Year in the Financial Services Category. Mr. Burgess is a co-inventor of the technology for which the Bank has filed seven patent applications. Prior to joining the Bank, Mr. Burgess gained an extensive finance background working as a Managing Director for Morgan Stanley & Co. LLC, where, among other responsibilities, he executed initial public offerings and other capital raising transactions as an investment banker in the Equity Capital Markets division. Prior to his nearly ten years at Morgan Stanley, Mr. Burgess also worked as a management consultant at Monitor Company. He earned his bachelor’s degree from Dartmouth College in 1994. Mr. Burgess’s position as Chief Executive Officer allows him to advise the board of directors on management’s perspective over a full range of issues affecting the Company.

Kathryn B. Pemble – Director, Vice Chairman of the Board, President and Chief Credit Officer. Ms. Pemble has served as the President and Chief Credit Officer of the Company and as the Vice Chairman of the Company’s board of directors since its inception in July 2013. Ms. Pemble joined the Bank as President and a member of its board of directors in July 2010 and took on the role of Chief Credit Officer in 2013.  Prior to joining the Bank, she was the Chief Credit Officer of Florida Bank Group from 2009 to 2010 and also served as the Chief Operating Officer, President, and Chief Executive Officer of its predecessor bank, Florida Bank (Tampa Bay) from 2004 to 2009. From 1987 to 2004, she spent 17 years with Bank of America and its predecessor bank serving in a variety of commercial and retail banking roles, including as the Southeast Region Commercial Banking Sales Management Executive responsible for sales and business development of all commercial banking activities for five states in the southeast region, and as market president for Pinellas County. Mr. Pemble is a graduate of the University of Florida and holds a Bachelor of Science degree in Finance. Ms. Pemble provides a strong connection to the Florida market given her years of banking history in the state and as Chief Credit Officer she helps the board understand the credit risk of the Bank.

Rita J. Lowman –Executive Vice President and Chief Operating Officer. Ms. Lowman has served as the Executive Vice President and Chief Operating Officer of the Company since its inception in July 2013 and has also served the Bank in those same capacities since 2011. Prior to joining the Bank, Ms. Lowman was the Florida Market President and Chief Administrative Officer of American Momentum Bank from 2006 to 2011. She was an Executive Vice President with Regions Bank from 2005 to 2006 overseeing 45 retail branches and 175 associates with $2.3 billion in deposits. She also served with Republic Bank from 2000 to 2004 as an Executive Vice President, where she oversaw 600 associates across 71 branches, and prior to working at Republic Bank, Ms. Lowman spent 15 years with Bank of America as the State Administration Executive and Senior Vice President, overseeing over 100 branches and 1,300 associates with $5.3 billion in deposits. Ms. Lowman currently serves on the Board of Directors for the Florida School of Banking at the University of Florida. Ms. Lowman oversees our retail branch network, which includes a focus on marketing, corporate partnerships, business development and all depository relationships of the Bank.

Cristian Melej – Executive Vice President and Chief Financial Officer. Mr. Melej joined the Company as Deputy Chief Financial Officer of the Company and the Bank in 2013 and has served as the Chief Financial Officer of the Company and the Bank since May 1, 2014. Prior to joining the Company, Mr. Melej served as the Chief Financial Officer and Investor Relations Officer of Restoque Comercio e Confecçoes de Roupas, a Brazilian clothing retailer, from 2011 to 2013 and as an Investment Associate at Artesia Gestão de Recursos, a Brazilian investment firm, from 2009 to 2011, where he advised C1 Bank during its acquisition of First Community Bank of America. Prior to Artesia, he served as Global Financial Supervisor of Metalfrio Solutions, a Brazilian refrigeration company, from 2007 to 2009 and as a Supply Chain Controller at Nestle from 2003 to 2007. Mr. Melej holds a Master of Business Administration degree from IE Business School (Madrid, Spain) and a bachelor’s degree in civil engineering from Pontificia Universidad Católica de Chile. Mr. Melej is also a CFA charterholder. Mr. Melej’s primary responsibilities include administering our accounting system, budgeting, financial reporting, regulatory reporting, taxes, investments and asset/liability management.  Mr. Melej works closely with the directors’ asset/liability committee and administers the financial, accounting, and ALCO policies of the Bank.

William H. Sedgeman, Jr. – Director, Chairman of the Board, Senior Lender and West Florida Market Manager. Mr. Sedgeman has served as a member of the board of directors of the Company and as the Chairman of the board of directors since the Company’s inception in July 2013. He has served as the Company’s and the Bank’s Senior Lender and West Florida Market Manager, overseeing the Bank’s West Florida lending team, since 2013. Mr. Sedgeman has served as a director of the Bank and its predecessor bank since 1995, served as the President of the Bank from 1995 to 2002 as well as Chief Executive Officer of the Bank from 1995 to 2012. In 1995, he founded Community Bank of Manatee, the predecessor to C1 Bank (his second start-up bank) with nine other local business leaders.  Prior to joining the Bank, Mr. Sedgeman spent 35 years as a banker in Florida. Mr. Sedgeman received his Bachelor of Arts degree from Harvard College in 1964 and graduated from the Rutgers University Graduate School of Banking in 1980.  Mr. Sedgeman provides strong lending and credit analysis skills to our board of directors and valuable experience gained from spending over 40 years as a banker in Florida.

Alan G. Randolph – Executive Vice President, Senior Lender and South Florida Market Manager. Mr. Randolph has served as Executive Vice President, Senior Lender and South Florida Market Manager of the Company and the Bank since 2013. Mr. Randolph joined the Company from SunTrust Bank, where he served as a Senior Vice President of private banking from 2012 to 2013. Prior to this position, Mr. Randolph served as a Senior Banker in private banking at J.P. Morgan in 2011 and from 2009 to 2011, he was an Executive Vice President for Bank of Miami. Mr. Randolph also served as President of Ocean Drive Media group, a luxury publishing company, from 2006 to 2009. Mr. Randolph also served as Senior Vice President and Business Development Manager at Mellon Financial from 1998 to 2006 and as Vice President and Private Banking Manager at SunTrust Bank from 1990 to 1998. Mr. Randolph is a graduate of the University of Tampa and holds a Bachelor of Science degree in Finance.  Mr. Randolph currently oversees the South Florida Market for the Bank and acts as Senior Lender to the commercial lending team.

Marcio de Oliveira – Executive Vice President and Chief Information Officer. Mr. Oliveira has served as the Company’s Executive Vice President and Chief Information Officer since the Company’s inception in July 2013 and has also served the Bank in those same capacities since 2010. Mr. Oliveira is a co-inventor of the technology for which the Bank has filed seven patent applications. Prior to joining the Bank, Mr. Oliveira served as Director of Product Development at United Systems, a software development, network services and cloud solutions company, from 2007 to 2010. Mr. Oliveira received his Bachelor’s degree at Hodges University before earning a Master’s Degree in Business Administration from Webster University. Mr. de Oliveira currently oversees our Information Technology department and the C1 Labs team.

James Steiner – Executive Vice President and Chief Risk Officer. Mr. Steiner joined the Bank in 2012 and currently serves as an Executive Vice President and the Chief Risk Officer for the Bank. Prior to joining the Bank, Mr. Steiner served as a Senior Registered Associate at Morgan Stanley Smith Barney from 2003 to 2010. Mr. Steiner completed the University of Oxford’s Graduate Program in International Management in 2011 and received a Master’s Degree in Public Policy, Management and Leadership from Georgetown University in 2012.  He received his Bachelor’s Degree in Business Administration and Finance from George Washington University.  Mr. Steiner’s primary responsibilities include administering the Bank’s governance, risk and compliance functions. Mr. Steiner reports directly to the audit committee to ensure compliance with banking laws and regulations and works closely with the directors’ enterprise risk committee to mitigate risk exposure in asset/liability, credit, operational and compliance areas.

Board of Directors

The following table sets forth information regarding the directors of C1 Financial:

Name	Age	Position
William H. Sedgeman, Jr.	73	Senior Lender, West Florida Market Manager, Director (Class III) and Chairman of the Board
Trevor R. Burgess	41	Chief Executive Officer and Director (Class III)
Brian D. Burghardt	71	Independent Director (Class I)
Phillip L. Burghardt	67	Independent Director (Class II)
Marcelo Faria de Lima	52	Director (Class III)
Robert Glaser	60	Independent Director (Class II)
Neil D. Grossman	56	Independent Director (Class II)
Duane L. Moore	76	Independent Director (Class I)
Kathryn B. Pemble	49	President, Chief Credit Officer, Director (Class I) and Vice Chairman of the Board
Adelaide Alexander Sink	66	Independent Director (Class I)

Certain biographical information for our directors who do not also serve as executive officers or other key employees is set forth below.

Brian D. Burghardt. Mr. Burghardt is a founding director of the Bank and has served as a director of the Company since its inception in July 2013. He is a master electrician and former co-owner of PDG Electric, an electrical contractor in Manatee County. After selling PDG Electric in 2002, he became a private investor. Mr. Burghardt provides strong business management skills to our board of directors and valuable experience gained from owning and leading a successful business in the local community. His brother, Phillip L. Burghardt, is also a director.

Phillip L. Burghardt. Mr. Burghardt is a founding director of the Bank and has served as a director of the Company since its inception in July 2013. Like his brother, Mr. Burghardt is a master electrician and former co-owner of PDG Electric. After selling PDG Electric in 2002, he also became a private investor. Mr. Burghardt has also served as director of the Manasota Industrial Council, the Manatee Chamber of Commerce and the Economic Development Council of the Chamber. Mr. Burghardt provides strong investment and business management skills to our board of directors and valuable experience gained from owning and leading a successful business in the local community.

Marcelo Faria de Lima. Mr. Lima has served as a director of the Bank since December 2009 and as a director of the Company since its inception in July 2013. Mr. Lima is an entrepreneur with interests in companies located in the United States, Brazil, Mexico, Turkey, Denmark, Portugal and Russia. Mr. Lima started his career as a commercial banker working for ABN Amro Bank in Brazil and Chicago from 1989 to 1996 before working as an investment banker for Donaldson, Lufkin and Jenrette between 1998 and 2000 and Garantia between 1996 and 1998. He graduated from Ponteficia Universidade Catolica do Rio de Janeiro in 1985. Mr. Lima provides strong banking and finance skills to our board of directors and valuable experience gained from a career as a banking and investment professional.

Robert P. Glaser. Mr. Glaser has served as a director of the Bank since 2011 and as a director of the Company since its inception in July 2013. He has served as the President of Smith & Associates Real Estate since 1985 as well as the Chief Executive Officer since 1979. Mr. Glaser has nearly 30 years of real estate experience, managing Tampa Bay’s number one independent real estate company. Mr. Glaser provides strong real estate investment skills to our board of directors and valuable experience gained from leading large real estate investments in the community and throughout the world.

Neil D. Grossman. Mr. Grossman has served as a director of the Bank since 2012 and as a director of the Company since its inception in July 2013. He is a Co-Founder and Chief Investment Officer of TKNG Capital Partners, LLC since 2003. Mr. Grossman has spent the last two decades in the financial industry working as a proprietary trader, asset manager and market-maker. In particular; he has traded liquid products in major markets around the globe. Mr. Grossman’s experience includes positions in the Investment Office of JPMorgan Chase where, as an Executive Director, he ran a Proprietary Trading Group that focused on global rates and currencies, and the Central Bank of Norway, where he served as Senior Portfolio Manager. Earlier in his career he was a lawyer representing financial services companies, including banks. Mr. Grossman received his J.D. from the Columbia University School of Law, and an M.S. and B.S. in Fluid Dynamics from the Columbia University School of Engineering and Applied Science. Mr. Grossman provides strong financial analysis and risk management skills to our board of directors and valuable experience gained from more than two decades as an investment professional.

Duane L. Moore. Mr. Moore is a founding director of the Bank and has served as a director of the Company since its inception in July 2013. After attending college to study veterinary science, Mr. Moore returned to operate his family’s dairy business, which was formed in 1970 in Bradenton, Florida.  He has been an active member of the Manatee County Historical Society and serves on the Florida Feed Technical Committee of the Florida Department of Agriculture.  Mr. Moore provides strong business management and community leadership skills to our board of directors and valuable experience gained from a career running a successful dairy business.

Adelaide Alexander Sink. Ms. Sink has served as a director of the Bank since March 2013 and as a director of the Company since its inception in July 2013. Ms. Sink also serves as a Senior Advisor with Tampa, Florida based Hyde Park Capital and Founder and Chair of the Florida Next Foundation, a non-profit, non-partisan organization focused on diversifying Florida’s economy through the growth of small businesses and entrepreneurship. Prior thereto, Ms. Sink served as the state of Florida’s Chief Financial Officer from 2007 to 2011 as one of the four statewide elected officials. During her tenure, she managed over $15.0 billion in state treasury funds, was responsible for state accounting, and implemented reforms in contracting and transparency for citizens. In 2010, she was the state’s Democratic nominee for Governor. Prior to elected office, Ms. Sink had a 26 year career with Bank of America, including as the President of Florida operations until her retirement in 2000, where she managed the state’s largest bank with $40.0 billion in deposits, leading 9,000 employees in over 800 branches. Ms. Sink provides strong financial and regulatory skills to our board of directors and valuable experience gained from her years as a leader in the Florida financial industry.

Board Structure and Compensation of Directors

Upon completion of the offering, our board of directors will consist of ten members. Our board has determined that each of Brian D. Burghardt, Phillip L. Burghardt, Robert P. Glaser, Neil D. Grossman, Duane L. Moore and Adelaide Alexander Sink, is independent under applicable NYSE rules.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2015, 2016 and 2017, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. Each non-employee director will receive an annual grant of restricted stock under our long-term incentive plan having a fair market value (as defined in the plan) of $      . The Company does not intend to pay any other fees to directors.

Controlled Company

Our principal stockholders (Marcelo Faria de Lima, Erwin Russel, Marcio Camargo and Trevor Burgess) will collectively control more than 50% of the combined voting power of our common stock after our initial public offering. As a result, we will be considered a “controlled company” for the purposes of the listing requirements of the NYSE. As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under NYSE rules;

•	that we have a nominating and corporate governance committee that is composed entirely of independent directors;

•	that we have a compensation committee that is composed entirely of independent directors; and

•	that we conduct annual performance evaluations of the nominating and corporate governance committee and compensation committee.

We intend to avail ourselves of certain of these exemptions. The controlled company exemption does not modify the independence requirements for our audit committee, and our audit committee is in compliance with the independence requirements of the Sarbanes-Oxley Act and NYSE rules.

Corporate Governance Principles and Board Matters

We are committed to having sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. We periodically review our corporate governance policies and procedures in our efforts to ensure that we meet the highest standards of ethical conduct, report results with accuracy and transparency, and maintain full compliance with the laws, rules and regulations that govern our operations. As part of this periodic corporate governance review, the board of directors reviews and adopts corporate governance policies and practices for C1 Financial.

Corporate Governance Policy

C1 Financial has adopted a corporate governance policy to govern certain activities, including:

(1) the duties and responsibilities of the board of directors and each director;

(2) the composition and operation of the board of directors;

(3) the establishment and operation of board committees;

(4) convening executive sessions of independent directors;

(5) succession planning;

(6) the board of directors’ interaction with management and third parties;

(7) the evaluation of the performance of the board of directors and of the Chief Executive Officer; and

(8) orientation of new directors and continuing education.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the audit committee, the directors’ enterprise risk management committee, the executive compensation committee, the directors’ nominating committee, the DALCO and the directors’ loan committee. Each committee of the board of directors operates under a written charter. Our board also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit Committee

The audit committee, which consists of Phillip L. Burghardt (Chairman), Neil D. Grossman, Duane L. Moore and Adelaide Alexander Sink, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The board of directors has determined that both Neil D. Grossman and Adelaide Alexander Sink qualify as an

“audit committee financial expert,” as such term is defined in the rules of the SEC. The audit committee met five times during 2013.

Directors’ Enterprise Risk Management Committee

The directors’ enterprise risk management committee was established in 2014 and consists of Trevor R. Burgess (Chairman), Robert P. Glaser, Neil D. Grossman and Marcelo Faria de Lima. The primary duty of the Directors’ Enterprise Risk Management Committee is to make sure that sound policies, procedures, and practices are implemented for the management of key risks under our risk framework (which includes market, operational, liquidity, credit, insurance, regulatory, legal, and reputational risk), ensuring our actual risk profile is consistent with its risk appetite, and that any exceptions are reported by senior management.

Executive Compensation Committee

The executive compensation committee, which consists of Phillip L. Burghardt (Chairman), Trevor R. Burgess, Marcelo Faria de Lima and William H. Sedgeman, Jr., assists the board of directors in reviewing compensation received by directors for service on the board of directors and its committees, reviewing and approving the compensation of our executive officers, evaluating the performance of our chief executive officer, overseeing the performance evaluation of management and administering and making recommendations to the board of directors with respect to our incentive-compensation plans, equity-based compensation plans and other benefit plans. The executive compensation committee met one time during 2013. Messrs. Burgess, Faria de Lima and Sedgeman are not independent under applicable NYSE rules.  As discussed above, the Company, as a “controlled company” under the NYSE listing standards, will be exempt from the requirement that all compensation committee members be independent.

Directors’ Nominating Committee

The directors’ nominating committee, which consists of Phillip L. Burghardt (Chairman), Trevor R. Burgess, Marcelo Faria de Lima and William H. Sedgeman, Jr., assists the board of directors in identifying and recommending candidates to fill vacancies on the board of directors and for election by the stockholders, recommending committee assignments for directors to the board of directors, overseeing the board of directors’ annual evaluation of the performance of the board of directors, its committees and individual directors and developing and recommending to the board of directors appropriate corporate governance policies, practices and procedures for our company. The directors’ nominating committee met one time during 2013. Messrs. Burgess, Faria de Lima and Sedgeman are not independent under applicable NYSE rules.  As discussed above, the Company, as a “controlled company” under the NYSE listing standards, will be exempt from the requirement that all nominating and corporate governance committee members be independent.

Directors’ Asset/Liability Committee (DALCO)

The DALCO, which consists of Neil D. Grossman (Chairman), Trevor R. Burgess, Brian D. Burghardt, Marcelo Faria de Lima and Kathryn B. Pemble, is responsible for setting C1 Financial’s overall policy, limits and strategies with respect to interest rate risk, valuation risk, capital, liquidity and the investment portfolio of C1 Financial and its subsidiaries. The DALCO met four times during 2013.

Directors’ Loan Committee

The directors’ loan committee, which consists of the full board of directors, is responsible for providing oversight of the credit risk management function of the Bank as well as exercising loan approval authority for loans exceeding the delegated authority of the management loan committee. Because the directors’ loan committee consists of the full board, any committee matters are addressed during our regular board meetings.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct which is designed to ensure that our directors, executive officers and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct requires that our directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity and in C1 Financial’s best interest.

Under the terms of the Code of Ethics and Business Conduct, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics and Business Conduct. As a mechanism to encourage compliance with the Code of Ethics and Business Conduct, we have established procedures to receive, retain, and treat complaints received regarding accounting controls or auditing matters. These procedures ensure that individuals may submit concerns regarding questionable accounting or auditing matters in a confidential and anonymous manner. It is our policy that no reprisal will be taken against any director, executive officer or employee who reports a concern in good faith and pursuant to and in accordance with the Code of Ethics and Business Conduct.

Compensation Committee Interlocks and Insider Participation

For the year ended December 31, 2013, our executive compensation committee consisted of Phillip L. Burghardt (Chairman), Trevor R. Burgess, Marcelo Faria de Lima and William H. Sedgeman, Jr.  Messrs. Burgess and Sedgeman are officers and employees of the Company and the Bank. None of the other members of our executive compensation committee is or has ever been an officer or employee of the Company or the Bank. None of the members of our executive compensation committee has had any relationship with the Company of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers or the executive officers of the Bank serves or has served as a member of the board of directors, a compensation committee (or other board committee performing equivalent functions or if there is no such committee, the entire board of directors) of any other entity that has an executive officer serving as a member of our board of directors or our executive compensation committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation paid to our principal executive officer and our two other most highly compensated executive officers (our named executive officers, or NEOs) during our fiscal year ended December 31, 2013.

Name and Position Principal	Year	Salary ($)		Bonus(1) ($)	All Other Compensation(2) ($)	Total ($)
Trevor Burgess, Chief Executive Officer	2013	339,000.00	(3)	300,000.00	500.00	639,500.00
Kathryn Pemble, President and Chief Credit Officer	2013	233,400.00	(4)	80,000.00	500.00	313,900.00
Rita Lowman, Executive Vice President and Chief Operating Officer	2013	200,000.16	(5)	50,000.00	500.00	250,500.16

(1)
Represents 2013 annual bonuses, the amounts of which were determined by the Chief Executive Officer and approved by the Executive Compensation Committee. These bonuses were purely discretionary and not based on a predetermined formula.

(2)	Represents 401(k) matching payments. This category does not include a $10 million dollar term life insurance policy on Mr. Burgess for which the Bank is both owner and beneficiary.

(3)
Effective May 1, 2014, Mr. Burgess’ annual salary was increased to $532,237.  At the same time, his Expense Reimbursement Agreement with the Bank, under which he had been paid an amount similar to the salary increase, was terminated.

(4)	Effective January 1, 2014, Ms. Pemble’s annual salary was increased to $250,000.

(5)	Effective January 1, 2014, Ms. Lowman’s annual salary was increased to $210,000.

Agreements with NEOs

Employment Agreements

None of our NEOs have employment agreements.

Mr. Burgess’s Expense Reimbursement Agreement

On December 3, 2009, the Bank entered into a two-year expense reimbursement agreement with Mr. Burgess. This agreement contained an automatic renewal provision under which the agreement would renew for a one-year period following the expiration of the initial two-year term and for an additional one-year period after each subsequent anniversary. Pursuant to this agreement, Mr. Burgess undertook to assist the Bank with strategic and financial planning to the extent reasonably requested by the Bank. The Bank would reimburse Mr. Burgess for certain expenses incurred by him in connection with the fulfillment of his duties as a Director of the Bank and his assistance with strategic and financial planning, up to a maximum of $10,000 per month. In the event that the reimbursement of any expense was deemed to constitute taxable income to Mr. Burgess, the amount of such reimbursement would be increased to cover any taxes payable on the amount of such reimbursement and such additional amounts. Upon a termination of the agreement, the Bank would be obligated to reimburse Mr. Burgess for any expenses incurred through the date of termination. This agreement was terminated on May 1, 2014.

Outstanding Equity Awards at Fiscal Year End

None of our NEOs held any outstanding equity awards as of December 31, 2013.

Retirement Benefits

Other than benefits under our 401(k) plan, we have not provided the NEOs with any retirement benefits.

Termination Benefits

The NEOs are not parties to any plan or arrangements that provide for payments or benefits following their termination of employment.

Director Compensation

We have not compensated members of our board of directors to date. As a public company, we expect to compensate each of our directors. See “Management – Board Structure and Compensation of Directors” for our proposed director compensation structure.

Equity Compensation Plan

We do not currently maintain any equity compensation plan. We anticipate adopting an equity compensation plan in connection with this offering. The following is a summary of the material terms of the equity compensation plan, which will be in the form of an omnibus incentive plan (the “Omnibus Plan”), we intend to adopt.

Purpose

The purpose of the Omnibus Plan is to motivate and reward those employees and other individuals who are expected to contribute significantly to our success to perform at the highest level and to further our best interests and those of our shareholders.

Plan Term

The Omnibus Plan is scheduled to expire after ten years. The term will expire sooner if, prior to the end of the ten-year term or any extension period, the maximum number of shares available for issuance under the Omnibus Plan has been issued or our board of directors terminates the Omnibus Plan.

Authorized Shares and Award Limits

Subject to adjustment (as described below),                  shares of our common stock are available for awards to be granted under the Omnibus Plan (other than substitutes awards; that is, awards that are granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by us or with which we combine), of which shares                  are available for awards to be granted to our non-employee directors under the Omnibus Plan.

Subject to adjustment (as described below), the maximum number of shares of our common stock that may be granted to any single individual during any calendar year is as follows: (i) stock options and SARs that relate to no more than                  shares of our common stock; (ii) restricted stock and RSUs that relate to no more than                  shares of our common stock; (iii) performance awards denominated in shares and other share-based awards that relate to no more than                 shares of our common stock; (iv) deferred awards denominated in shares that relate to no more than                 shares of our common stock; (v) deferred awards denominated in cash that relate to no more than                 ; and (vi) performance awards denominated in cash and other cash-based awards that relate to no more than                 .

If an award is forfeited, expires, terminates or otherwise lapses or is settled for cash, in whole or in part, the shares covered by such award will again be available for issuance under the Omnibus Plan. Shares withheld to pay taxes or  shares tendered or withheld in payment of an exercise price will not again become available for issuance under the Omnibus Plan.

Administration

Our Executive Compensation Committee or such other committee as may be designated by our board of directors, or if no committee is designated, our board of directors (collectively referred to as the “Committee”) will administer the Omnibus Plan and has authority to:

•	designate participants;

•
determine the types of awards (including substitute awards) to grant, the number of shares to be covered by awards, the terms and conditions of awards, whether awards may be settled or exercised in cash, shares, other awards, other property or net settlement, the circumstances under which awards may be canceled, repurchased, forfeited or suspended, and whether awards may be deferred automatically or at the election of the holder or the Committee;

•	interpret and administer the Omnibus Plan and any instrument or agreement relating to, or award made under, the Omnibus Plan;

•	amend the terms or conditions of outstanding awards, including to accelerate the time or times at which an award becomes vested, unrestricted or may be exercised;

•	correct any defect, supply any omission and reconcile any inconsistency in the Omnibus Plan or any award to carry the Omnibus Plan into effect;

•	establish, amend, suspend or waive rules and regulations and appoint agents; and

•	make any other determination and take any other action that it deems necessary or desirable to administer the Omnibus Plan.

To the extent not inconsistent with applicable law, the Committee may delegate to a committee of one or more directors or to one or more of our officers the authority to grant awards under the Omnibus Plan.

Types of Awards

The Omnibus Plan provides for grants of incentive and non-qualified stock options, SARs, restricted stock, RSUs, performance awards, Deferred Awards, other share-based awards and other cash-based awards:

•
Stock Options. A stock option is a contractual right to purchase shares at a future date at a specified exercise price. The per share exercise price of a stock option (except in the case of substitute awards) will be determined by the Committee at the time of grant but may not be less than the closing price of a share of our common stock on the day prior to the grant date. The Committee will determine the date on which each stock option becomes vested and exercisable and the expiration date of each option. No stock option will be exercisable more than ten years from the grant date, except that the Committee may provide in an award agreement for an extension of such ten-year term in the event the exercise of the option would be prohibited by law on the expiration date. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Internal Revenue Code.

•
SARs. A SAR represents a contractual right to receive, in cash or shares, an amount equal to the appreciation of one share of our common stock from the grant date over the exercise or hurdle price of such SAR. The per share exercise price of a SAR (except in the case of substitute awards) will be determined by the Committee but may not be less than the closing price of a share of our common stock on the day prior to the grant date. The Committee will determine the date on which each SAR may be exercised or settled, in whole or in part, and the expiration date of each SAR. However, no SAR will be exercisable more than ten years from the grant date.

•	Restricted Stock. Restricted stock is an award of shares of our common stock that are subject to restrictions on transfer and a substantial risk of forfeiture.

•	RSUs. An RSU represents a contractual right to receive the value of a share of our common stock at a future date, subject to specified vesting and other restrictions.

•
Performance Awards. Performance awards, which may be denominated in cash or shares, will be earned upon the satisfaction of performance conditions specified by the Committee. The performance conditions for awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Internal Revenue Code may include, but not be limited to, the following: total shareholder return; return on equity; return on tangible common equity; return on tier 1 common equity; return on assets or net assets; return on risk-weighted assets; return on capital (including return on total capital or return on invested capital); total revenue; gross revenue; net revenue; revenue growth; net sales; earnings per share; earnings or loss (including earnings before or after interest, taxes, depreciation and amortization); gross income; net income after cost of capital; net interest income; non-interest income; fee income; net interest margin; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); pre- or after-tax operating income; net earnings; net income or loss (before or after taxes); operating margin; gross margin; adjusted net income; expenses; operating efficiencies; non-interest expense and operating/efficiency ratios; improvement in or attainment of expense levels or working capital levels (including cash and accounts receivable); loans; deposits; assets; tangible equity; charge-offs; net charge-offs; non-performing assets or loans; risk-weighted assets; classified assets; criticized assets; allowance for loans and lease losses; loan loss reserves; asset quality levels; year-end cash; investments; interest-sensitivity gap levels; regulatory compliance; satisfactory internal or external audits; financial ratings; shareholders’ equity; tier 1 capital; liquidity; cash flow or cash flow per share (before or after dividends); cash flow return on investment; share price; appreciation in and/or maintenance of share price; market capitalization; market share; debt reduction; operating efficiencies; customer satisfaction; customer growth; employee satisfaction; research and development achievements; branding; mergers and acquisitions; succession management; people development; management retention; dynamic market response; expense reduction initiatives; reductions in costs; risk management; regulatory compliance and achievements; implementation, completion or attainment of measurable objectives with respect to research, development, commercialization, products or projects, production volume levels, acquisitions and divestitures; factoring transactions; recruiting and maintaining personnel; economic value-added models or equivalent metrics; economic profit added; gross profits; economic profit; comparisons with various stock market indices; financial ratios (including those measuring liquidity, activity, profitability or leverage); cost of capital or assets under management; and financing and other capital-raising transactions (including sales of the Company’s equity or debt securities; factoring transactions; sales or licenses of the Company’s assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions). These performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis, may be established on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries or business segments, may be based on a ratio or separate calculation of any performance criteria and may be made relative to an index or one or more of the performance goals themselves.

•
Deferred Awards. The Committee is authorized to grant awards denominated in a right to receive shares of our common stock or cash on a deferred basis, in lieu of any annual bonus payable under any of our bonus plans or arrangements. The Committee will determine the method of converting the amount of annual bonus into a deferred award. Deferred awards can be granted independently or as an element of, or supplement to, any other award under the Omnibus Plan.

•
Other Share-Based Awards. The Committee is authorized to grant other share-based awards, which may be denominated in shares of our common stock or factors that may influence the value of our shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into shares, purchase rights for shares, awards with value and payment contingent upon our performance or that of our business units or any other factors that the Committee designates.

•	Other Cash-Based Awards. The Committee is authorized to grant other cash-based awards either independently or as an element of or supplement to any other award under the Omnibus Plan.

Adjustments

In the event that the Committee determines that, as result of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of our shares or other securities, issuance of warrants or other rights to purchase our shares or other securities of the Company, issuance of our shares pursuant to the anti-dilution provisions of our securities, or other similar corporate transaction or event affecting our shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Omnibus Plan, the Committee will, subject to compliance with Section 409A of the Code, adjust equitably any or all of:

•	the number and type of shares or other securities that thereafter may be made the subject of awards, including the aggregate and individual limits under the Omnibus Plan;

•	the number and type of shares or other securities subject to outstanding awards; and

•	the grant, purchase, exercise or hurdle price for any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award.

In addition, the Committee is authorized to adjust the terms and conditions of, and the criteria included in, outstanding awards in recognition of events (including those events described above) affecting the Company or the financial statements of the Company, or changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Omnibus Plan, subject, in all such instances, to compliance with Section 162(m) of the Internal Revenue Code.

Termination of Service and Change of Control

The Committee will determine the effect of a termination of employment or service on outstanding awards, including whether the awards will vest, become exercisable, settle or be forfeited. In the event of a change of control, except as otherwise provided in the applicable award agreement, the Committee may provide for:

•	continuation or assumption of outstanding awards under the Omnibus Plan by us (if we are the surviving corporation) or by the surviving corporation or its parent;

•	substitution by the surviving corporation or its parent of awards with substantially the same terms and value as such outstanding awards under the Omnibus Plan;

•
acceleration of the vesting (including the lapse of any restrictions, with any performance criteria or conditions deemed met at target) or the right to exercise outstanding awards immediately prior to the date of the change of control and the expiration of awards not timely exercised by the date determined by the Committee; or

•
in the case of outstanding stock options and SARs, cancelation in consideration of a payment in cash or other consideration equal to the intrinsic value of the award. The Committee may, in its sole discretion, terminate without the payment of any consideration, any stock options or SARs for which the exercise or hurdle price is equal to or exceeds the per share value of the consideration to be paid in the change of control transaction.

Amendment and Termination

Our board of directors may amend, alter, suspend, discontinue or terminate the Omnibus Plan, subject to approval of our shareholders if required by the rules of the stock exchange on which our shares are principally traded. The Committee may also amend, alter, suspend, discontinue or terminate, or waive any conditions or rights under, any outstanding award. However, subject to the adjustment provision and change of control provision (each summarized above), any such action by the Committee that would materially adversely affect the rights of a holder of an outstanding award may not be taken without the holder’s consent, except to the extent that such action is taken to cause the Omnibus Plan to comply with applicable law, stock market or exchange rules and regulations, or accounting or tax rules and regulations, or to impose any “clawback” or recoupment provisions on any awards in accordance with the Omnibus Plan.

In addition, the Committee may amend the Omnibus Plan or create sub-plans in such manner as may be necessary to enable the plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations. In the event of our dissolution or liquidation, each award will terminate immediately prior to the consummation of such action, unless otherwise determined by the Committee. Subject to the adjustment provision summarized above, the Committee may not directly or indirectly, through cancellation or re-grant or any other method, reduce, or have the effect of reducing, the exercise or hurdle price of any award established at the time of grant without approval of our shareholders.

U.S. Federal Income Tax Consequences

Non-Qualified Stock Options

A non-qualified stock option is an option that does not meet the requirements of Section 422 of the Internal Revenue Code. A participant will not recognize taxable income when granted a non-qualified stock option. When the participant exercises the stock option, he or she will recognize taxable ordinary income equal to the excess of the fair market value of the shares received on the exercise date over the aggregate exercise price of the shares. The participant’s tax basis in the shares acquired on exercise of the option will be increased by the amount of such taxable income. We generally will be entitled to a federal income tax deduction in an amount equal to the ordinary income that the participant recognizes. When the participant sells the shares acquired on exercise, the participant will realize long-term or short-term capital gain or loss, depending on whether the participant holds the shares for more than one year before selling them. Special rules apply if all or a portion of the exercise price is paid in the form of shares.

Incentive Stock Options

An incentive stock option is an option that meets the requirements of Section 422 of the Internal Revenue Code. A participant will not have taxable income when granted an incentive stock option or when exercising the option. If the participant exercises the option and does not dispose of the shares until the later of two years after the grant date and one year after the exercise date, the entire gain, if any, realized when the participant sells the shares will be taxable as long-term capital gain. We will not be entitled to any corresponding tax deduction.

If a participant disposes of the shares received upon exercise of an incentive stock option within the one-year or two-year periods described above, it will be considered a “disqualifying disposition,” and the option will be treated as a non-qualified stock option for federal income tax purposes. If a participant exercises an incentive stock option more than three months after the participant’s employment or service with us terminates, the option will be treated as a non-qualified stock option for federal income tax purposes. If the participant is disabled and terminates employment or service because of his or her disability, the three-month period is extended to one year. The three-month period does not apply in the case of the participant’s death.

RELATIONSHIPS AND RELATED TRANSACTIONS

Loans to Officers, Directors and Affiliates

We offer loans in the ordinary course of business to our insiders, including executive officers and directors, their related interests and immediate family members, and other employees. Applicable law and our written credit policies require that loans to insiders be on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and must not involve more than the normal risk of repayment or present other unfavorable features. Loans to non-insider employees and other non-insiders are subject to the same requirements and underwriting standards and meet our normal lending guidelines, except that non-insider employees and other non-insiders may receive preferential interest rates and fees as an employee benefit. Loans to individual employees, directors and executive officers must also comply with the Bank’s statutory lending limits. All extensions of credit to the related parties must be reviewed and approved by the Bank’s board of directors, and directors with a personal interest in any loan application are excluded from the consideration of such loan application.

We have made loans to directors and executive officers. Such loans amounted to $813 thousand and $2.7 million at December 31, 2013 and 2012, respectively. The loans to such persons (i) complied with our Regulation O policies and procedures, (ii) were made in the ordinary course of business, (iii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related us, and (iv) did not involve more than a normal risk of collectability or did not present other features unfavorable to the Company.

Reverse Stock Split

We intend to effectuate a         for 1 reverse stock split prior to this offering. As a result of the reverse stock split, every        shares of the Company’s common stock issued and outstanding immediately prior to the effective time will be combined and reclassified into one share of common stock. Fractional shares resulting from the reverse stock split will be rounded to the nearest whole share. The number of authorized shares of common stock will be 100 million.

Related Party Transaction Policy

Transactions by us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions.  These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act, which governs certain transactions by us with our affiliates, and the Federal Reserve’s Regulation O, which governs certain loans by us to executive officers, directors and principal stockholders. We have adopted policies to comply with these regulatory requirements and restrictions.

In connection with our initial public offering, we have adopted a written policy that complies with all applicable requirements of the SEC and the NYSE concerning related party transactions. Pursuant to this policy, our (i) directors, director nominees and executive officers, including any immediate family member of such persons; and (ii) beneficial holders of five percent or more of our common stock, including any immediate family member of such beneficial holder, will not be permitted to enter into a related party transaction with us, as discussed below, without the consent of our board of directors or a designated committee thereof consisting solely of independent directors. Any request for us to enter into a transaction in which any such party has a direct or indirect material interest, subject to exceptions, will be required to be presented to our board of directors or the designated committee for review, consideration and approval. Each director, director nominee and executive officer will be required to report to our board of directors or the designated committee any such related party transaction and such related party transaction will be reviewed and approved or disapproved by the board of directors or the designated committee.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of June 30, 2014, by:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of June 30, 2014. We do not have any stock options outstanding. The number of shares of common stock outstanding after this offering includes   shares of common stock being offered for sale by us in this offering. The percentage of beneficial ownership for the following table is based on         shares of common stock outstanding as of June 30, 2014, and          shares of common stock outstanding after the completion of this offering assuming (i) the         for 1 reverse stock split that we intend to effectuate prior to this offering; and (ii) no exercise of the underwriters’ over-allotment option. Unless otherwise indicated, the address for each listed stockholder is: c/o C1 Financial, Inc., 100 5th Street South, St. Petersburg, Florida 33701. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering (1)
Name and Address of Beneficial Owner	Number	Percent	Number	Percent
Marcelo Faria de Lima(2)	28,732,527	30.77	28,732,527
Erwin Russel(3)	15,327,765	16.41	15,327,765
Marcio Camargo(4)	12,551,628	13.44	12,551,628
Trevor R. Burgess(5)	8,863,263	9.49	8,863,263
Phillip L. Burghardt(6)	1,267,165	1.36	1,267,165
Rita J. Lowman (7)	867,114	*	867,114
Neil D. Grossman	750,000	*	750,000
Brian D. Burghardt(6)	646,781	*	646,781
Cristian Melej	532,000	*	532,000
Duane L. Moore	348,851	*	348,851
Kathryn B. Pemble(8)	142,915	*	142,915
Robert P. Glaser	200,000	*	200,000
William H. Sedgeman, Jr.(9)	30,387	*	30,387
Adelaide Alexander Sink	36,619	*	36,619
All directors and executive officers as a group (12 persons)	42,417,622	45.43	42,417,622
*Less than 1%

(1)	Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”

(2)
Shares beneficially owned by Marcelo Faria de Lima are held by CBM Holdings Qualified Family, L.P. The address of CBM Holdings Qualified Family, L.P. is 155 Wellington Street West, 37th floor, Toronto, Ontario, Canada, M5V 3J7. Mr. Faria de Lima is a business partner with three other principal stockholders (Erwin Russel, Marcio Camargo and Trevor R. Burgess). Mr. Faria de Lima disclaims beneficial ownership of all shares of our common stock that are held of record or beneficially owned by these principal stockholders.

(3)
Mr. Russel’s address is Artesia Gestão, Av. Das Nações Unidas 12551, CJ 1507, São Paulo, SP 04578, Brazil. Mr. Russel is a business partner with three other principal stockholders (Marcelo Faria de Lima, Marcio Camargo and Trevor R. Burgess). Mr. Russel disclaims beneficial ownership of all shares of our common stock that are held of record or beneficially owned by these principal stockholders.

(4)
Shares beneficially owned by Marcio Camargo are held by Oakland Investment, LLC. The address of Oakland Investment, LLC is 140 East 63 Street, 6-C, New York, NY 10065. Mr. Camargo is a business partner with three other principal stockholders (Marcelo Faria de Lima, Erwin Russel and Trevor R. Burgess). Mr. Camargo

disclaims beneficial ownership of all shares of our common stock that are held of record or beneficially owned by these principal stockholders.

(5)
Mr. Burgess’ shares include 15,274 shares held by his spouse Gary M. Hess through an IRA. Mr. Burgess disclaims beneficial ownership of such shares. Mr. Burgess used a $500,000 loan from Compass Bank to purchase a portion of his shares, with Mr. Burgess’ shares providing security equal to two times the amount of the loan outstanding. Mr. Burgess is a business partner with three other principal stockholders (Marcelo Faria de Lima, Erwin Russel and Marcio Camargo). Mr. Burgess disclaims beneficial ownership of all shares of our common stock that are held of record or beneficially owned by these principal stockholders.

(6)
Shares held by Philip L. Burghardt and Brian D. Burghardt include the total amount of shares of C1 Financial owned by PDG Electric, a Florida partnership. Philip L. Burghardt and Brian D. Burghardt disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein.

(7)	Shares held by Ms. Lowman include 90,909 shares owned by her spouse William G. Lowman.

(8)	Ms. Pemble’s shares include 59,090 shares that are pledged as security for a personal loan.

(9)	Shares beneficially owned by William H. Sedgeman, Jr. are held by the William H. Sedgeman Trust dated January 28, 1981, for which Mr. Sedgeman and Katherine S. Elias are co-trustees.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the certificate of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share.

Common Stock

Common stock outstanding. As of June 30, 2014 there were 93,378,862 shares of common stock outstanding which were held of record by 508 stockholders. There will be     shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. Subject to the rights that may be applicable to any outstanding preferred stock and all other classes of stock at the time outstanding having prior rights as to dividends, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up of C1 Financial, either voluntarily or involuntarily, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our board of directors has the authority to issue preferred stock from time to time in one or more classes and to fix or alter the rights, preferences, assessed values, privileges and restrictions granted or imposed upon each class thereof. Our board of directors also has the authority to increase or decrease the number of shares of any class, prior or subsequent to the issue of that class, but not below the number of shares of such class then outstanding, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of C1 Financial without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, C1 Financial has no plans to issue any of the preferred stock.

Election and Removal of Directors

Our board of directors will consist of between five and fifteen directors. The exact number of directors will be fixed from time to time by resolution of the board of directors. No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Staggered Board

Upon the closing of this offering, our board of directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2015, 2016 and 2017, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Stockholder Meetings

Our bylaws provide that special meetings of our stockholders may be called only by the President of the Company or by our board of directors. The President must call such meeting whenever requested to do so by the stockholders owning, in the aggregate, not less than twenty percent (20%) of the stock of the Company.

Amendment of Certificate of Incorporation

Certain provisions of our certificate of incorporation may be amended only by the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our certificate of incorporation.

Amendment of Bylaws

Our bylaws may be amended or repealed and additional bylaws added or adopted by a majority vote of the entire board of directors if the proposed action is consistent with any bylaw that may have been adopted at any stockholders meeting by a vote of the majority of the issued and outstanding voting stock of the Company. These bylaws may be amended or repealed at any stockholders’ meeting by a vote of the majority of the issued and outstanding voting stock of the Company.

Other Limitations on Stockholder Actions

Our bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•
the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•
in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•
in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Under Florida law, a corporation may indemnify its directors and officers against liability if the director or officer acted in good faith and with a reasonable belief that his actions were in the best interests of the corporation, or at least not adverse to the corporation’s best interests, and, in a criminal proceeding, if the individual had no reasonable cause to believe that the conduct in question was unlawful. Under Florida law, a corporation may not indemnify an officer or director against liability in connection with a claim by, or in the right of, the corporation in which such officer or director was adjudged liable to the corporation or in connection with any other proceeding in which the officer or director was adjudged liable for receiving an improper personal benefit. However, a corporation may indemnify against the reasonable expenses associated with such proceeding. A corporation may not indemnify against breaches of the duty of loyalty. Florida law provides for mandatory indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened, regardless of whether such claim was by or in the right of the corporation, unless limited by the corporation’s Articles of Incorporation. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, regardless of whether the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Unless otherwise stated in the Articles of Incorporation, officers of a corporation are also entitled to the benefit of the above statutory provisions.

Our amended and restated articles of incorporation provide that each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Company to the fullest extent permitted by Florida Law; provided that such indemnification will not be provided for any director, officer, employee or agent if a judgment or final adjudication establishes that his or her actions were material to the cause of action so adjudicated and constitute (i) a violation of criminal law, (ii) a transaction in which the director, officer, employee or agent derived an improper personal benefit, (iii) in the case of a director, a circumstance under which the liability provisions of Florida Statute 607.0834 are applicable, or (iv) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor.

The right to indemnification conferred in our amended and restated articles of incorporation shall also include the right to be paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Florida law.

The Company may, by action of our board of directors, provide indemnification to such of the employees and agents of the Company to such extent and to such effect as our board of directors shall determine to be appropriate and authorized by Florida law.

Anti-Takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make more difficult the removal of our incumbent officers and directors. This provision, as well as our ability to issue preferred stock, is designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Stockholder Rights Plan

Prior to consummation of the offering, we intend to adopt a preferred share purchase rights plan. Under the plan, each share of our common stock will include one right to purchase preferred stock. The rights will separate from the common stock and become exercisable in whole or in part at any time after the earlier of (1) ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of our outstanding common stock or (2) ten business days following the start of a tender offer or exchange offer that would result in a person’s acquiring beneficial ownership of 15% of our outstanding common stock. A 15% beneficial owner is referred to as an “acquiring person” under the plan. The plan will provide that any stockholder holding nine percent or more of the common stock of the Company as of the date the plan is executed and their affiliates will not be acquiring persons under the plan, and therefore, future acquisitions by them would not be subject to the antitakeover effects of the plan.

Our board of directors can elect to delay the separation of the rights from the common stock beyond the ten-day periods referred to above. The plan also will confer on our board the discretion to increase or decrease the level of ownership that causes a person to become an acquiring person. Until the rights are separately distributed, the rights will be evidenced by right certificates and will be transferable only on the registry books of the designated rights agent.

After the rights are separately distributed, each right will entitle the holder to purchase from us one one-hundredth of a share of Series A Participating Preferred Stock for a purchase price of $     . The rights will expire at the close of business on the tenth anniversary of the effective date of the agreement, unless we redeem or exchange them earlier as described below.

If a person becomes an acquiring person, the rights will become rights to purchase shares of our common stock for one-half the current market price, as defined in the rights agreement, of the common stock. This occurrence is referred to as a “Section 9(a)(ii) Event” under the plan. After any Section 9(a)(ii) Event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. Our board of directors will have the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our stockholders. If the board of directors makes this determination, the purchase of shares under the offer will not be a Section 9(a)(ii) Event.

If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets or earning power are sold or transferred, each holder of a right will have the right to purchase shares of the common stock of the acquiring company at a price of one-half the current market price of that stock. This occurrence is referred to as a “Section 11 Event” under the plan. An acquiring person will not be entitled to exercise its rights, which will have become void.

Any time prior to the occurrence of a Section 9(a)(ii) Event, our board of directors may decide to redeem the rights at a price of $.01 per right, payable in cash, shares of our common stock or such form of other consideration that our board of directors may determine.

At any time after a Section 9(a)(ii) Event and prior to either a person’s becoming the beneficial owner of 50% or more of the shares of our common stock or a Section 11 Event, our board of directors may decide to exchange the rights for shares of our common stock on a one-for-one basis. Rights owned by an acquiring person, which will have become void, will not be exchanged.

The rights agreement may be amended by our board of directors at any time prior to the occurrence of a Section 9(a)(ii) Event. Thereafter, the provisions of the rights agreement may be amended by the board of directors to (i) cure any ambiguity, (ii) correct or supplement any provision contained therein that may be defective or inconsistent with any other provision therein, or (iii) amend or supplement the provisions thereunder in any manner the Company may deem necessary or desirable and that shall not adversely affect the interests of the holders of rights (excluding the interests of any acquiring person or an affiliate or associate of any acquiring person).

The rights will have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because the board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by the board of directors.

Listing and Trading Market for Common Stock

There is no established public trading market for our common stock. Our common stock is not actively traded nor listed for trading on any securities exchange and an active market may not develop or be sustained after this offering. We do not make a market in our securities, nor do we attempt to negotiate prices for trades of such securities. We have applied to list our common stock on the New York Stock Exchange under the symbol “BNK,” but an active or liquid trading market may not develop for our common stock, even if it is listed on the New York Stock Exchange.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder.” A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates,

•	foreign corporation, or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of a disposition of common stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of such entity may depend upon the status of such partner or beneficial owner and the activities of such entity and on certain determinations made at the partner or beneficial owner level. Partnerships, partners and beneficial owners of interests in partnerships or other pass-through entities that own our common stock should consult their tax advisers as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed U.S. federal income tax regulations, or Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective non-U.S. holders are urged to consult their tax advisers with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such dividends paid to a non-U.S. Holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under “—FATCA Legislation”), a non-U.S. holder generally will be required to provide an Internal Revenue Service, or the IRS, Form W-8BEN or W-8BEN-E certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder that provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, subject to an applicable income tax treaty providing otherwise. A foreign corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale, exchange or other disposition of our common stock unless:

•
the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, is also attributable to a permanent establishment in the United States maintained by such non-U.S. holder (in which case the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, an additional “branch profits tax” imposed at a rate of 30%, or a lower treaty rate, may also apply); or

•
we are or have been a U.S. real property holding corporation, as described below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our common stock.

We will be a U.S. real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and may be filed in connection with the proceeds from a sale or other disposition of our common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding requirements. Compliance with the certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such non-U.S. holder’s U.S. federal income tax liability and may entitle such non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA Legislation

Sections 1471 through 1474 of the Code, commonly referred to as FATCA, and applicable Treasury Regulations impose withholding at a rate of 30% on payments of dividends on, and gross proceeds from the sale or redemption of, our common stock paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If FATCA withholding is imposed, a beneficial owner of our common stock that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld in excess of otherwise applicable withholding tax by filing a U.S. federal income tax return (which may entail significant administrative burden). A beneficial owner that is a foreign financial institution but not a “participating foreign financial institution” (as defined under FATCA) will be able to obtain a refund only to the extent an applicable income tax treaty with the United States entitles such beneficial owner to an exemption from, or reduced rate of, tax on the payment that was subject to withholding under FATCA. These withholding requirements apply to payments of dividends on our common stock made after June 30, 2014, and payments of gross proceeds from a disposition of our common stock made after December 31, 2016. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on their investment in our common stock and their potential ability to obtain a refund of any FATCA withholding.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have   shares of common stock outstanding assuming the exercise of the underwriters’ over-allotment option. Of these shares,     shares, or       shares if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act of 1933 (as amended, the “Securities Act”), except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, and shares purchased by our executive officers and business associates in the directed shares program described below and in “Underwriting.” The remaining   shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

In addition, at our request, the underwriters have reserved up to   shares of the   shares of common stock offered for sale pursuant to this prospectus for sale to some of our directors, executive officers, employees and business associates in a directed shares program. Any of these directed shares purchased by our executive officers and business associates, such as customers or suppliers, will be subject to a 180-day lock-up restriction. Accordingly, the number of shares freely transferable upon completion of this offering will be reduced by the number of directed shares purchased by our executive officers and business associates, and there will be a corresponding increase in the number of shares that become eligible for sale after 180 days from the date of this prospectus.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•
1% of the number of shares of our common stock then outstanding, which will equal approximately         shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who are not deemed to have been affiliates of ours at any time during the three months preceding a sale, and who have beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, no holders of our common stock will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Stock Options

As of March 31, 2014, we had no stock options outstanding.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our 2013 long-term incentive plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

All of our, directors, executive officers and the holders of approximately   shares of our common stock, have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Keefe, Bruyette & Woods, Inc.

UNDERWRITING

 We are offering the shares of our common stock described in this prospectus through several underwriters for whom Keefe, Bruyette & Woods, Inc. and Raymond James & Associates, Inc. are acting as representatives. We have entered into an underwriting agreement dated    , 2014, with Keefe, Bruyette & Woods, Inc. and Raymond James & Associates, Inc. as representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.
Raymond James & Associates, Inc.
Total

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters. Subject to these conditions, the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below.  The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically.

Commission and Discounts

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. If all of the shares of common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the underwriters.

The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase an additional     shares:

	Per Share	No Exercise	Full Exercise
Initial public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to us, before expenses	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated to be approximately $    million and are payable by us.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to    additional shares of our common stock, at the initial public offering price less underwriting discounts. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to such underwriter’s initial amount relative to the total amount reflected in the table above. We will not receive any proceeds from the exercise of the underwriters’ overallotment option.

Lock-Up Agreements

We, our executive officers and directors and our controlling stockholders, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives, subject to limited exceptions,

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, with respect to any of the foregoing; or

•
enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. At any time and without public notice, the representatives may, in its sole discretion, release all or some of the securities from these lock-up agreements.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering

Prior to this offering, there has been no established public trading market for our common stock. The initial public offering price will be negotiated among us and the representatives of the underwriters. In addition to prevailing market conditions, among the factors considered in determining the initial public offering price of the common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the completion of the offering.

We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol “BNK.”

Indemnification and Contribution

We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to    shares of common stock offered by this prospectus for sale to our directors, officers, employees, business associates and related persons. Reserved shares purchased by our directors and officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking and other services for us and our affiliates in the ordinary course of their business, for which they have received, or may receive, customary compensation, fees, commissions and expense reimbursement.

We have engaged Dean Bradley Osborne Partners LLC, or DBO Partners, a FINRA member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. We agreed to pay DBO Partners, only upon successful completion of this offering, a fee of $         . Pursuant to the terms of the engagement, we have agreed to indemnify DBO Partners, subject to certain conditions. DBO Partners' services include advice with respect to selection of underwriters for this offering, deal structuring, fee and economics recommendations and preparation of disclosure, marketing and presentation materials. DBO Partners is not acting as an underwriter and has no contact with any investors pursuant to this engagement. In addition, DBO Partners will not underwrite or purchase any of our common stock in this offering or otherwise participate in any such undertaking.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive,  each, a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•
to fewer than 100 natural or legal persons or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus under Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State; and “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters will be passed upon for C1 Financial by Davis Polk & Wardwell LLP, New York, New York, and for the underwriters by Alston & Bird LLP, Atlanta, Georgia. The validity of the shares will be passed upon for C1 Financial by Shutts & Bowen LLP, Miami, Florida.

EXPERTS

The consolidated financial statements and schedules of C1 Financial, Inc., formerly known as CBM Florida Holding Company, and its subsidiaries as of December 31, 2013 and 2012, and for the two years ended December 31, 2013 included in this prospectus have been audited by Crowe Horwath LLP, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.c1bank.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

C1 FINANCIAL, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
March 31, 2014 and December 31, 2013
(Dollars in thousands, except per share data)
(Balance Sheet data at December 31, 2013 is derived from audited financial statements)

	March 31,	December 31,
	2014	2013
ASSETS
Cash and cash equivalents	$240,261	$143,452
Securities available for sale	938	-
Federal Home Loan Bank stock, at cost	7,964	8,210
Loans receivable (net of allowance of $3,626 and $3,412 at March 31, 2014 and year end 2013, respectively)	1,038,124	1,046,737
Premises and equipment, net	60,259	57,284
Other real estate owned	38,237	41,049
Bank owned life insurance	8,785	8,748
Accrued interest receivable	3,018	3,013
Core deposit intangible	1,331	1,485
Prepaid expenses	3,350	2,071
Other assets	10,604	11,322
Total assets	$1,412,871	$1,323,371

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Non-interest bearing	$225,565	$194,383
Interest bearing	889,717	846,660
Total deposits	1,115,282	1,041,043

Federal Home Loan Bank advances	150,500	150,500
Other borrowings	3,000	3,000
Other liabilities	7,173	7,014
Total liabilities	1,275,955	1,201,557
Commitments and contingent liabilities (Note 7)

Stockholders’ equity
Common stock, par value $1.00; 100,000,000 shares authorized; 91,362,127 and 85,518,521 shares issued and outstanding at March 31, 2014, and December 31, 2013	91,362	85,519
Additional paid-in capital	27,226	20,604
Retained earnings	18,217	15,691
Accumulated other comprehensive income	111	-
Total stockholders’ equity	136,916	121,814
Total liabilities and stockholders’ equity	$1,412,871	$1,323,371

See accompanying notes to financial statements.

C1 FINANCIAL, INC.
CONDENSED CONSOLIDATED INCOME STATEMENTS (Unaudited)
Three months ended March 31, 2014 and 2013
(Dollars in thousands, except per share data)

	Three Months ended
	March 31,	March 31,
	2014	2013
Interest income
Loans, including fees	$14,985	$9,196
Securities	28	368
Federal funds sold and other	182	55
Total interest income	15,195	9,619

Interest expense
Savings and interest bearing demand deposits	508	432
Time deposits	982	653
Federal Home Loan Bank advances	544	249
Other borrowings	15	15
Total interest expense	2,049	1,349

Net interest income	13,146	8,270

Provision for loan losses	36	(104)

Net interest income after provision for loan losses	13,110	8,374

Other income
Gain on sale of loans	744	54
Services charges and fees	594	379
Gain on sale of other real estate, net	277	229
Bank owned life insurance	36	50
Mortgage banking fees	43	195
Other	346	267
Total other income	2,040	1,174

Other noninterest expenses
Salaries and employee benefits	4,467	4,202
Occupancy expense	1,063	777
Furniture and equipment	640	375
Regulatory assessments	350	225
Network services and data processing	851	739
Printing and office supplies	105	117
Postage and delivery	55	50
Advertising and promotion	883	750
Other real estate owned, net of rental income	620	471
Other real estate owned – valuation allowance expense	379	23
Amortization of intangible assets	154	89
Professional fees	596	502
Loan collection expenses	148	245
Other operating expense	686	443
Total other operating expenses	10,997	9,008

See accompanying notes to financial statements.

C1 FINANCIAL, INC.
CONDENSED CONSOLIDATED INCOME STATEMENTS (Unaudited)
Three months ended March 31, 2014 and 2013
(Dollars in thousands, except per share data)

	Three Months ended
	March 31,	March 31,
	2014	2013

Income before income taxes	4,153	540

Income tax expense	1,627	208

Net income	$2,526	$332
Earnings per common share:
Basic	$0.03	$0.00
Diluted	$0.03	$0.00
See accompanying notes to financial statements.

C1 FINANCIAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)
Three months ended March 31, 2014 and 2013
(Dollars in thousands, except per share data)

	Three Months ended
	March 31,	March 31,
	2014	2013

Net income	$2,526	$332

Other comprehensive income:
Unrealized gains/losses on available for sale securities:
Unrealized holding gain (loss) arising during the period	182	599
Reclassification adjustments for gains included in net income	-	-
Tax effect	(71)	(226)

Total other comprehensive income, net of tax	111	373

Comprehensive income	$2,637	$705

See accompanying notes to financial statements.

C1 FINANCIAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Unaudited)
Three months ended March 31, 2014 and 2013
(Dollars in thousands)

						Accumulated
	Preferred		Additional		Retained	Other
	Stock	Common	Paid in	Earnings	Treasury	Comprehensive
	Series E	Stock	Capital	(Deficit)	Stock	Income (Loss)	Total

Balance at January 1, 2014	$ −	$85,519	$20,604	$15,691	$ −	$ −	$121,814

Issuance of common stock, net of costs	−	5,843	6,622	−	−	−	12,465
Net income	−	−	−	2,526	−	−	2,526
Other comprehensive income	−	−	−	−	−	111	111

Balance at March 31, 2014	$ −	$91,362	$27,226	$18,217	$ −	$111	$136,916

See accompanying notes to financial statements.

C1 FINANCIAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
Three months ended March 31, 2014 and 2013
(Dollars in thousands)

	2014	2013
Cash flows from operating activities
Net income	$2,526	$332
Adjustments to reconcile net income to net cash from
operating activities:
Provision for loan losses	36	(104)
Depreciation	637	416
Net accretion of purchase accounting adjustments	(770)	(626)
Net amortization of securities	-	338
Amortization of loan premium	(68)	(43)
Amortization of other intangible assets	154	89
Increase in other real estate owned valuation allowance	379	23
Increase in cash surrender value of BOLI	(37)	(50)
Bargain purchase gain	(41)	-
Deferred tax asset	(365)	(225)
Gain on sales of loans	(744)	(54)
Gain on sales of other real estate owned	(277)	(229)
Change in assets and liabilities:
Accrued interest receivable and other assets	(1,322)	(336)
Other liabilities	566	231
Net cash from operating activities	674	(238)
Cash flows used in investing activities
Loan originations, net of repayments	9,495	7,874
Proceeds from sale of foreclosed assets	3,222	1,217
Proceeds from sales, calls and maturities of securities	-	216
Proceeds of sale of Federal Home Loan Bank stock	246	151
Payments for the purchase of equipment	(3,612)	(1,602)
Net cash transferred in bank acquisition	41	-
Net cash from investing activities	9,392	7,856

Cash flows provided by financing activities
Net proceeds from issuance of common stock	12,465	-
Net change in deposits	74,278	32,675
Repayment of Federal Home Loan Bank advances	-	(1,800)
Net cash provided by financing activities	86,743	30,875

Net change in cash and cash equivalents	96,809	38,493

Cash and cash equivalents at beginning of the period	143,452	77,038

Cash and cash equivalents at end of the period	$240,261	$115,531

Supplemental information:
Cash paid during the period for interest	$1,981	$1,350
Cash paid during the period for income taxes	2,720	−

Non-cash items:
Transfers from loans to other real estate owned	512	2,511

See accompanying notes to financial statements.

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014 and 2013
(Dollars in thousands, except per share data)

NOTE 1 – BASIS OF PRESENTATION

Nature of Operations and Principles of Consolidation: The consolidated financial statements  as of and for the three months ended March 31, 2014 include C1 Financial, Inc. and its wholly owned subsidiary, C1 Bank, together referred to as “the Company”. The financial statements as of and for the three months ended March 31, 2013 only include C1 Bank because C1 Financial, Inc. became the parent company of C1 Bank only after the share reorganization that took place in December 2013.

C1 Bank (the “Bank”) is a state chartered bank and is subject to the regulations of certain government agencies. During 2011, the Bank changed its name from Community Bank of Manatee to Community Bank & Company, and during 2012, the Bank changed its name to C1 Bank. The Bank provides a variety of banking services to individuals through its 28 offices located in 7 counties (Pinellas, Hillsborough, Manatee, Charlotte, Pasco, Lee and Miami-Dade). Its primary deposit products are checking, money market, savings, and term certificate accounts, and its primary lending products are commercial real estate loans, residential real estate loans, commercial loans, and consumer loans. Substantially all loans are secured by specific items of collateral including commercial and residential real estate, business assets and consumer assets. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area.

As described in Note 2, on August 2, 2013, the Bank acquired First Community Bank of Southwest Florida through a FDIC assisted transaction, consolidating substantially all of its assets and assuming all of the deposits.

The consolidated financial information included herein as of and for the periods ended March 31, 2014 and 2013 is unaudited. Accordingly, it does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. However, such information reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the financial condition and results of operations for the interim periods. The December 31, 2013 consolidated balance sheet was derived from the Company’s December 31, 2013 audited Consolidated Financial Statements.

Earnings per share:  Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share include the dilutive effect of additional potential common shares issuable under stock options and restricted stock. Earnings per common share is restated for all stock splits and stock dividends through the date of the issue of the financial statements.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014 and 2013
(Dollars in thousands, except per share data)

NOTE 2 – BUSINESS COMBINATIONS

On August 2, 2013, the Bank acquired First Community Bank of Southwest Florida through the FDIC. First Community Bank of Southwest Florida operations are included in the Bank’s income statement beginning August 3, 2013. Acquisition-related costs of approximately $831 are included in the Bank’s income statement as non-interest expense for the year ended December 31, 2013. The total value of the consideration paid to the Bank by the FDIC was $23,494 in cash. The purchase was part of the Bank’s overall strategy to grow and expand its market presence in Southwest Florida. The acquisition resulted in a bargain purchase gain of $12,387 as of acquisition date, primarily as a result of the bid price being below the fair value of the net assets acquired. After measurement period adjustments, bargain purchase gain as of December 31, 2013 was $13,462.

The following table summarizes the consideration received for First Community Bank of Southwest Florida and the fair value of the assets acquired and liabilities assumed at the acquisition date:

	August 2,	Measurement	December 31,
	2013	Period	2013
Assets
Cash and cash equivalents	$18,645	$-	$18,645
Securities available for sale	21,500	-	21,500
Restricted stock	926	-	926
Loans	164,965	578	165,543
Premises and equipment	5,630	-	5,630
Core deposit intangibles	1,549	-	1,549
Real estate owned	25,604	497	26,101
Other assets	905	-	905
Total assets acquired	239,724	1,075	240,799

Liabilities
Deposits	237,053	-	237,053
FHLB Advances	13,600	-	13,600
Other liabilities	178	-	178
Total liabilities assumed	250,831	-	250,831

Net assets acquired	$(11,107)	$1,075	$(10,032)

Net cash received	23,494		23,494

Bargain purchase gain	$12,387		$13,462

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. Both the purchased assets and liabilities assumed are recorded at their estimated fair values. Determining the fair values of assets and liabilities, especially the loan portfolio and foreclosed real estate, involves significant judgment and assumptions. Due primarily to the significant amount of fair value adjustments, troubled condition, and regulatory constraints, historical results of First Community Bank of Southwest Florida are not believed to be relevant to the Company’s results, and thus no pro forma information is presented.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014 and 2013
(Dollars in thousands, except per share data)

NOTE 3 – INVESTMENT SECURITIES

The Company did not sell securities in the three months period ended March 31, 2013 and 2014.

The amortized cost and estimated fair values of securities available-for-sale as of March 31, 2014 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Securities available for sale:
Equity Securities	756	182	-	938
Total available for sale	$756	$182	$-	$938

As of March 31, 2014 there were no holdings of securities of any one issuer in an amount greater than 10% of shareholders’ equity.  There were no securities pledged to secure FHLB advances at March 31, 2014.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014 and 2013
(Dollars in thousands, except per share data)

NOTE 4 – LOANS

Loans at March 31, 2014 and December 31, 2013 were as follows:

	March 31, December 31,
	2014	2013
Real estate
Residential	$201,297	$196,238
Commercial	624,010	636,238
Construction	92,889	90,974
	918,196	923,450
Commercial	80,676	85,511
Consumer	45,914	44,068
	1,044,786	1,053,029
Less
Net deferred loan fees	(3,036)	(2,880)
Allowance for loan losses	(3,626)	(3,412)
	$1,038,124	$1,046,737

The Bank has divided the loan portfolio into various portfolio segments, each with different risk characteristics and methodologies for assessing risk. The portfolio segments identified are as follows:

Commercial loans are primarily underwritten on the basis of the borrowers’ ability to service such debt from income. When possible, commercial loans are secured by real estate. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. As a general practice, collateral is taken as a security interest in any available real estate, equipment, or other chattel, although loans may also be made on an unsecured basis. Collateralized working capital loans typically are secured by short-term assets whereas long-term loans are primarily secured by long-term assets.

Residential real estate loans are typically secured by 1-4 family residential properties located mostly in Florida and are underwritten in accordance with policies set forth and approved by the Board of Directors, including repayment capacity and source, value of the underlying property, credit history and stability.

Repayment of residential real estate loans is primarily dependent upon the personal income or business income generated by the secured rental property of the borrowers (in the case of investment properties), which can be impacted by the economic conditions in their market area or in the case of loans to foreign borrowers, their country of origin in which their source of income originates from. Risk is mitigated by the fact that the properties securing the Bank’s residential real estate loan portfolio are diverse in type and spread over a large number of borrowers.

Construction loans to borrowers are extended for the purpose of financing the construction of owner occupied and non-owner occupied properties. These loans are categorized as construction loans during the construction period, later converting to commercial or residential real estate loans after the construction is complete and amortization of the loan begins. Construction loans are approved based on an analysis of the borrower and guarantor, the viability of the project and on an acceptable percentage of the appraised value of the property securing the loan. Construction loan funds are disbursed periodically based on the percentage of construction completed.

Commercial real estate loans are typically segmented into classes, such as, office buildings and condominiums, retail buildings and shopping centers, warehouse and other. Commercial real estate loans are secured by the subject property and are underwritten based upon standards set forth in the Bank’s policies approved by the Board of Directors. Such standards include, among other factors, loan to value limits, cash flow and debt service coverage and general creditworthiness of the obligors.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014 and 2013
(Dollars in thousands, except per share data)

NOTE 4 – LOANS (Continued)

Consumer loans are extended for various purposes. This segment also includes home improvement loans, lines of credit, personal loans, and deposit account collateralized loans. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Loans to consumers are extended after a credit evaluation, including the creditworthiness of the borrower, the purpose of the credit, and the primary and secondary sources of repayment.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014 and 2013
(Dollars in thousands, except per share data)

NOTE 4 – LOANS (Continued)

The following table presents the activity in the allowance for loan losses by portfolio segment for the three months ended March 31, 2014:

	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$439	$1,860	$241	$537	$335	$3,412
Provision for loan losses	(186)	220	(107)	83	26	36
Loans charged-off	-	(157)	-	(9)	(2)	(168)
Recoveries	160	89	83	13	1	346
Total ending allowance balance	$413	$2,012	$217	$624	$360	$3,626

The following table presents the activity in the allowance for loan losses by portfolio segment for the three months ended March 31, 2013:

	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$523	$1,337	$251	$399	$304	$2,814
Provision for loan losses	27	(403)	198	164	(90)	(104)
Loans charged-off	(1)	(21)	(5)	-	(49)	(76)
Recoveries	104	12	33	62	139	350
Total ending allowance balance	$653	$925	$477	$625	$304	$2,984

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014 and 2013
(Dollars in thousands, except per share data)

NOTE 4 – LOANS (Continued)

The allocation of the allowance for loan losses by portfolio segment at March 31, 2014:

	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Specific Reserves:
Impaired Loans	4	193	-	217	-	414
Purchase credit impaired loans	22	406	13	-	1	442
Total Specific Reserves	26	599	13	217	1	856
General Reserves	387	1,413	204	407	359	2,770
Total	$413	$2,012	$217	$624	$360	$3,626

Loans:
Individually evaluated for impairment	626	7,019	6	1,093	77	8,821
Purchase credit impaired loans Collectively evaluated for impairment	6,869 193,802	22,328 594,663	1,741 91,142	792 78,791	69 45,768	31,799 1,004,166

Total ending loans balance	$201,297	$624,010	$92,889	$80,676	$45,914	$1,044,786

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014 and 2013
(Dollars in thousands, except per share data)

NOTE 4– LOANS (Continued)

The allocation of the allowance for loan losses by portfolio segment at December 31, 2013:

	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Specific Reserves:
Impaired Loans	32	189	-	183	-	404
Purchase credit impaired loans	13	403	19	-	1	436
Total Specific Reserves	45	592	19	183	1	840
General Reserves	394	1,268	222	354	334	2,572
Total	$439	$1,860	$241	$537	$335	$3,412

Loans:
Individually evaluated for impairment	1,441	6,310	6	1,119	8	8,884
Purchase credit impaired loans Collectively evaluated for impairment	7,018 187,779	23,029 606,899	2,139 88,829	963 83,429	70 43,990	33,219 1,010,926

Total ending loans balance	$196,238	$636,238	$90,974	$85,511	$44,068	$1,053,029

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014 and 2013
(Dollars in thousands, except per share data)

NOTE 4 – LOANS (Continued)

The following table presents loans individually evaluated for impairment by class of loans as of and for the period ended March 31, 2014 and December 31, 2013, respectively:

	March 31, 2014			December 31, 2013
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated

With no related allowance recorded:
Residential real estate	$609	$390	$-	$1,596	$1,384	$-
Commercial real estate
Multifamily	-	-	-	10	6	-
Owner occupied	3,830	3,420	-	4,077	3,595	-
Non-owner occupied	3,417	2,812	-	2,801	2,240	-
Construction	88	6	-	88	6	-
Commercial	274	267	-	388	372	-
Consumer	79	77	-	9	8	-
With allowance recorded:
Residential real estate	236	236	4	57	57	32
Commercial real estate
Multifamily	-	-	-	-	-	-
Owner occupied	924	787	193	509	469	189
Non-owner occupied	-	-	-	-	-	-
Construction	-	-	-	-	-	-
Commercial	1,037	826	217	949	747	183
Consumer	-	-	-	-	-	-

Total	$10,494	$8,821	$414	$10,484	$8,884	$404

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014 and 2013
(Dollars in thousands, except per share data)

NOTE 4 – LOANS (Continued)

Average impaired loans and related interest income for three months ended March 31, 2014 and 2013, respectively, were as follows:

	Three months ended March 31, 2014			Three months ended March 31, 2013
	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized

With no related allowance recorded:
Residential real estate	$606	$-	$-	$1,733	$3	$-
Commercial real estate
Multifamily	-	-	-	463	8	-
Owner occupied	3,758	10	-	2,804	32	-
Non-owner occupied	2,877	(1)	-	599	2	-
Construction	6	-	-	-	-	-
Commercial	271	3	-	203	4	-
Consumer	79	(1)	-	174	-	-
With allowance recorded:
Residential real estate	237	2	-	464	2	-
Commercial real estate
Multifamily	-	-	-	-	-	-
Owner occupied	832	7	-	993	15	-
Non-owner occupied	-	-	-	-	-	-
Construction	-	-	-	352	-	-
Commercial	848	5	-	958	3	-
Consumer	-	-	-	-	-	-

Total	$9,514	$25	$-	$8,743	$69	$-

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
(unaudited)

NOTE 4 – LOANS (Continued)

The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of March 31, 2014:

	Nonaccrual	Loans Past Due Over 90 Days Still Accruing

Residential real estate	$3,247	$-
Commercial real estate	16,524	416
Construction	467	-
Commercial	1,389	-
Consumer	77	-

Total	$21,704	$416

The reported amount includes $16,305 of nonaccrual purchase credit impaired loans. Loans are placed on nonaccrual and accounted for under the cost recovery method when repayment is expected through foreclosure or repossession of the collateral, and the timing of foreclosure or repossession cannot be estimated with reasonable certainty.  These loans are measured for impairment under the Bank’s policy for measuring impairment on collateral dependent impaired loans that were originated by the Bank and included in impaired loans if there is a subsequent decline in the value of the collateral.

The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2013:

	Nonaccrual	Loans Past Due Over 90 Days Still Accruing

Residential real estate	$4,127	$-
Commercial real estate	17,159	-
Construction	864	-
Commercial	1,624	-
Consumer	8	-

Total	$23,782	$-

The reported amount includes $17,260 of nonaccrual purchase credit impaired loans. Loans are placed on nonaccrual and accounted for under the cost recovery method when repayment is expected through foreclosure or repossession of the collateral, and the timing of foreclosure or repossession cannot be estimated with reasonable certainty.  These loans are measured for impairment under the Bank’s policy for measuring impairment on collateral dependent impaired loans that were originated by the Bank and included in impaired loans if there is a subsequent decline in the value of the collateral.

The following table presents the aging of the recorded investment in past due loans as of March 31, 2014 by class of loans:

	30 - 59	60 - 89	Greater than
	Days	Days	89 Days	Total	Loans Not
	Past Due	Past Due	Past Due	Past Due	Past Due	Total

March 31, 2014
Residential real estate	$2,264	$615	$3,247	$6,126	$195,171	$201,297
Commercial Real Estate
Multifamily	-	-	-	-	59,798	59,798
Owner Occupied	975	446	-	1,421	190,478	191,899
Non-owner occupied	299	-	16,940	17,239	355,074	372,313
Construction	-	-	467	467	92,422	92,889
Commercial	41	175	1,389	1,605	79,071	80,676
Consumer	275	194	77	546	45,368	45,914
Total	$3,854	$1,430	$22,120	$27,404	$1,017,382	$1,044,786

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
(unaudited)

NOTE 4 – LOANS (Continued)

The following table presents the aging of the recorded investment in past due loans as of December 31, 2013 by class of loans:

	30 - 59	60 - 89	Greater than
	Days	Days	89 Days	Total	Loans Not
	Past Due	Past Due	Past Due	Past Due	Past Due	Total

December 31, 2013
Residential real estate	$1,794	$63	$4,127	$5,984	$190,254	$196,238
Commercial Real Estate
Multifamily	-	-	6	6	56,035	56,041
Owner Occupied	176	251	10,191	10,618	193,878	204,496
Non-owner occupied	415	889	6,962	8,266	367,435	375,701
Construction	1,018	-	864	1,882	89,092	90,974
Commercial	195	-	1,624	1,819	83,692	85,511
Consumer	319	6	8	333	43,735	44,068
Total	$3,917	$1,209	$23,782	$28,908	$1,024,121	$1,053,029

Troubled Debt Restructurings:

The bank had no troubled debt restructurings that are performing in accordance with the restructured terms at March 31, 2014.

The following table is a summary of non-accruing troubled debt restructurings at March 31, 2014:

	Number of Loans	Recorded Investment

Residential real estate	-	$-
Commercial real estate
Multifamily	-	-
Owner Occupied	1	546
Non-owner Occupied	1	381
Construction	-	-
Commercial	-	-
Consumer	-	-
Total	2	$927

The Bank was not committed to lend any additional amounts as of March 31, 2014 to customers with outstanding loans that are classified as troubled debt restructurings.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
(unaudited)

NOTE 4 – LOANS (Continued)

There were no loans modified as troubled debt restructurings during the three months ended March 31, 2014 and 2013.
The following table is a summary of troubled debt restructurings that are performing in accordance with the restructured terms at December 31, 2013:

	Number of Loans	Recorded Investment
Residential real estate	1	$64
Commercial real estate
Multifamily	-	-
Owner Occupied	-	-
Non-owner Occupied	1	382
Construction	-	-
Commercial	-	-
Consumer	-	-
Total	2	$446

The following table is a summary of non-accruing troubled debt restructurings at December 31, 2013:

	Number of Loans	Recorded Investment

Residential real estate	-	$-
Commercial real estate
Multifamily	-	-
Owner Occupied	1	534
Non-owner Occupied	-	-
Construction	-	-
Commercial	-	-
Consumer	-	-
Total	1	$534

The Bank was not committed to lend any additional amounts as of December 31, 2013 to customers with outstanding loans that are classified as troubled debt restructurings.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

Credit Quality Indicators:

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as:  current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. This analysis is performed at least annually. The Bank uses the following definitions for risk ratings:

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
(unaudited)

NOTE 4 – LOANS (Continued)

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans not meeting the criteria above include homogeneous loans, which includes residential real estate and consumer loans. The credit quality indicator used for loans not meeting the criteria above is payment status and historical payment experience. Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

		Special
	Pass	Mention	Substandard	Doubtful	Total
March 31, 2014
Residential real estate	$191,933	$4,197	$5,167	$-	$201,297
Commercial real estate
Multifamily	58,876	564	358	-	59,798
Owner Occupied	164,257	12,806	14,836	-	191,899
Non-owner Occupied	353,677	9,726	8,910	-	372,313
Construction	90,205	1,621	1,063	-	92,889
Commercial	78,164	628	1,884	-	80,676
Consumer	45,443	394	77	-	45,914
Total	$982,555	$29,936	$32,295	$-	$1,044,786

		Special
	Pass	Mention	Substandard	Doubtful	Total
December 31, 2013
Residential real estate	$186,169	$3,950	$6,119	$-	$196,238
Commercial real estate
Multifamily	55,113	568	360	-	56,041
Owner Occupied	174,920	14,060	15,516	-	204,496
Non-owner Occupied	357,210	10,353	8,138	-	375,701
Construction	87,512	2,012	1,450	-	90,974
Commercial	82,860	569	2,082	-	85,511
Consumer	43,654	406	8	-	44,068
Total	$987,438	$31,918	$33,673	$-	$1,053,029

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
(unaudited)

NOTE 4 – LOANS (Continued)

The Bank acquired loans through the acquisitions of First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of those loans at March 31, 2014 and December 31, 2013 was approximately $31,357 and $32,783, respectively.

The Bank maintained an allowance for loan losses of $442 and $436 at March 31, 2014 and December 31, 2013, respectively, for loans acquired with deteriorated quality. During the three months ended March 31, 2014 and 2013 the company accreted $149 and $0 respectively into interest income on these loans. The remaining accretable discount was $2,938 at March 31, 2014.

Loans related to the acquisition of First Community Bank of Southwest Florida for which it was probable at acquisition that all contractually required payments would not be collected were as follows:

2013
Contractually required payments receivable of
loans purchased during the year (assuming no prepayments)	$35,650

Cash flows expected to be collected at acquisition	$24,030
Fair value of acquired loans at acquisition	$20,901

NOTE 5 – FAIR VALUES

Fair value is the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels that may be used to measure fair value:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using spread to swap and LIBOR curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
(unaudited)

NOTE 5 – FAIR VALUES (Continued)

The fair value of other real estate owned and impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. For the commercial real estate impaired loans and other real estate owned, appraisers may use either a single valuation approach or a combination of approaches such as comparative sales, cost or the income approach. A significant unobservable input in the income approach is the estimated income capitalization rate for a given piece of collateral. At March 31, 2014 and December 31, 2013, the range of capitalization rates utilized to determine the fair value of the underlying collateral ranged from 8.0% to 12.0%. Adjustments to comparable sales may be made by the appraiser to reflect local market conditions or other economic factors and may result in changes in the fair value of a given asset over time. As such, the fair value of impaired loans and other real estate owned are considered a Level 3 in the fair value hierarchy.

The following table presents the material assets reported on the balance sheet at their fair value, by level within the fair value hierarchy. As required by ASC 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

March 31, 2014 Using:
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)
Fair Value Measured on a Recurring Basis:
Securities available for sale:
Equity Securities	$938	$-	$938	$-
Total	$938	$-	$938	$-

The Bank had no securities available for sale at December 31, 2013.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
(unaudited)

NOTE 5 – FAIR VALUES (Continued)

The fair value of assets measured on a non-recurring basis were as follows:

	March 31, 2014 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

	(Level 1)	(Level 2)	(Level 3)
Fair Value Measured on a Non-Recurring Basis:
Impaired Loans
Commercial	$-	$-	$609
Commercial real estate	-	-	594
Residential real estate	-	-	232
Construction	-	-	-
Total Impaired Loans	-	-	1,435
Other real estate owned
Commercial	-	-	5,633
Residential	-	-	1,925
Total other real estate owned	-	-	7,558
Total	$-	$-	$8,993

Impaired loans, which had a specific allowance for loan losses allocated, had a recorded investment of $1,849 with a valuation allowance of $414 at March 31, 2014, resulting in an additional provision for loan losses of $97 for the three month period ending March 31, 2014.

Other real estate owned which is measured at fair value less costs to sell, had a net carrying amount of $7,558, which is made up of the outstanding balance of $9,745, net of a valuation allowance of $2,187 at March 31, 2014, resulting in a write-down of $379 for the three month period ending March 31, 2014.

	December 31, 2013 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

	(Level 1)	(Level 2)	(Level 3)
Fair Value Measured on a Non-Recurring Basis:
Impaired Loans
Commercial	$-	$-	$564
Commercial real estate	-	-	280
Residential real estate	-	-	25
Construction	-	-	-
Total Impaired Loans	-	-	869
Other real estate owned
Commercial	-	-	5,714
Residential	-	-	2,244
Total other real estate owned	-	-	7,958
Total	$-	$-	$8,827

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
(unaudited)

NOTE 5 – FAIR VALUES (Continued)

Impaired loans, which had a specific allowance for loan losses allocated, had a recorded investment of $1,273 with a valuation allowance of $404 at December 31, 2013, resulting in an additional provision for loan losses of $353 for the year ending December 31, 2013.

Other real estate owned which is measured at fair value less costs to sell, had a net carrying amount of $7,958, which is made up of the outstanding balance of $10,667, net of a valuation allowance of $2,709 at December 31, 2013, resulting in a write-down of $1,562 for the year ending December 31, 2013.

The estimated fair values and related carrying amounts of the Bank's financial instruments at March 31, 2014 and December 31, 2013 approximate as follows:

		Fair Value Measurements at
		March 31, 2014 Using:
	Carrying
	Amount	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$240,261	$240,261	$-	$-
Investment securities available for sale	938	-	938	-
Federal Home Loan Bank stock	7,964	N/A	N/A	N/A
Loans, net	1,038,124	-	-	1,038,028
Accrued interest receivable	3,018	-	-	3,018

Financial liabilities
Deposits	$1,115,282	$-	$-	$1,100,281
FHLB advances	150,500	-	-	151,252
Subordinated debentures	3,000	-	-	3,000
Accrued interest payable	249	-	-	249

		Fair Value Measurements at
		December 31, 2013 Using:
	Carrying
	Amount	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$143,452	$143,452	$-	$-
Federal Home Loan Bank stock	8,210	N/A	N/A	N/A
Loans, net	1,046,737	-	-	1,049,286
Accrued interest receivable	3,013	-	-	3,013

Financial liabilities
Deposits	$1,041,043	$-	$-	$1,029,259
FHLB advances	150,500	-	-	150,905
Subordinated debentures	3,000	-	-	3,000
Accrued interest payable	181	-	-	181

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
(unaudited)

NOTE 5 – FAIR VALUES (Continued)

Fair value methods and assumptions are periodically evaluated by the Bank. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents – For these short-term highly liquid instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities – Fair values for investment securities, excluding FHLB and Independent Bankers’ Bank stock, are discussed above. It was not practicable to determine the fair value of FHLB and IBB stock due to restrictions placed on their transferability.

Loans – The fair value measurement of certain impaired loans is discussed above. For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses,  using the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. An overall valuation adjustment was made for specific credit risks as well as general portfolio credit risk. The methods utilized to estimate the fair value do not necessarily represent an exit price.

Accrued interest receivable and payable – The carrying amount of accrued interest receivable and payable approximates fair value due to the short-term nature of these financial instruments.

Deposits – The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable upon demand at March 31, 2014 and December, 2012. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings – Rates currently available to the Bank for borrowings with similar terms and remaining maturities are used to estimate fair value of existing borrowings by discounting future cash flows.

Long-term debt – Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt by discounting future cash flows.

Commitments to extend credit and standby letters of credit – The value of the unrecognized financial instruments is estimated based on the related deferred fee income associated with the commitments, which is not material to the Bank's financial statements at March 31, 2014 and December 31, 2013.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
(unaudited)

NOTE 6 – EARNINGS PER COMMON SHARE

Basic earnings per common share is net income divided by weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options and restricted stock.

	Three months
	ended March 31,
	2014	2013

Basic
Net Income	$2,526	$332
Weighted average shares of common stock outstanding	87,499,228	74,541,269
Basic earnings per common share	$0.03	$0.00

Diluted
Net Income	$2,526	$332
Weighted average shares of common stock outstanding	87,499,228	74,541,269
Add: Dilutive effects of assumed exercises of stock options	-	265,207
Average shares and dilutive potential common shares	87,499,228	74,806,476
Diluted EPS	$0.03	$0.00

NOTE 7 – PARENT COMPANY ONLY FINANCIAL INFORMATION

At March 31, 2014 the only asset in the Parent Company’s balance sheet was the investment in its subsidiary C1 Bank, for a total of $136,916 and there were no liabilities. Shareholders’ equity of the Parent Company was $136,916 at March 31, 2014. There was no income or expenses at the Parent Company besides from the Equity in undistributed subsidiary income from C1 Bank in the three months ended March 31, 2014.

Crowe Horwath LLP Independent Member Crowe Horwath International
Report of Independent Registered Public Accounting Firm

C1 Financial, Inc.
St. Petersburg, Florida

We have audited the accompanying consolidated balance sheets of C1 Financial, Inc. as of December 31, 2013 and 2012, and the related consolidated income statements, statements of comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP
Crowe Horwath LLP
Fort Lauderdale, Florida
May 30, 2014

C1 FINANCIAL, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

	2013	2012
ASSETS
Cash and cash equivalents	$143,452	$77,038
Time deposits in other financial institutions	-	249
Securities available for sale	-	109,423
Federal Home Loan Bank stock, at cost	8,210	4,664
Loans receivable (net of allowance of $3,412 and $2,814 at year ends 2013 and 2012, respectively)	1,046,737	659,989
Premises and equipment, net	57,284	38,894
Other real estate owned	41,049	19,027
Bank owned life insurance	8,748	8,575
Accrued interest receivable	3,013	2,963
Core deposit intangible	1,485	370
Deferred income taxes	-	4,980
Prepaid expenses	2,071	3,988
Other assets	11,322	7,906
Total assets	$1,323,371	$938,066

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Non-interest bearing	$194,383	$108,862
Interest bearing	846,660	651,179
Total deposits	1,041,043	760,041

Federal Home Loan Bank advances	150,500	75,300
Other borrowings	3,000	3,000
Other liabilities	7,014	3,278
Total liabilities	1,201,557	841,619
Commitments and contingent liabilities (Note10)

Stockholders’ equity
Series E Non-Cumulative Perpetual preferred stock;
par and liquidation value $1.00; 10,000,000 authorized;
7,233,344 issued and outstanding at December 31, 2012	-	7,233
Common stock, par value $1.00;
100,000,000 shares authorized; 85,518,521 and 67,310,404 shares issued and outstanding at December 31, 2013, and 2012	85,519	67,310
Additional paid-in capital	20,604	18,145
Treasury stock, at cost (2,479 shares at December 31, 2012)	-	(27)
Retained earnings	15,691	3,738
Accumulated other comprehensive income	-	48
Total stockholders’ equity	121,814	96,447
Total liabilities and stockholders’ equity	$1,323,371	$938,066

See accompanying notes to the consolidated financial statements.

C1 FINANCIAL, INC.
CONSOLIDATED INCOME STATEMENTS
Years ended December 31, 2013 and 2012
(Dollars in thousands, except per share data)

	2013	2012
Interest income
Loans, including fees	$47,362	$35,186
Securities	705	2,739
Federal funds sold and other	432	276
Total interest income	48,499	38,201

Interest expense
Savings and interest bearing demand deposits	1,889	1,653
Time deposits	2,948	3,212
Federal Home Loan Bank advances	1,753	1,196
Other borrowings	60	66
Total interest expense	6,650	6,127

Net interest income	41,849	32,074

Provision for loan losses	1,218	2,358

Net interest income after provision for loan losses	40,631	29,716

Other income
Gain on sale of securities	305	3,035
Gain on sale of loans	1,169	1,170
Services charges and fees	1,898	1,119
Bargain purchase gain	13,462	6,235
Gain on sale of other real estate, net	686	455
Bank owned life insurance	173	206
Mortgage banking fees	590	590
Other	3,365	2,241
Total other income	21,648	15,051

Other noninterest expenses
Salaries and employee benefits	17,015	14,281
Occupancy expense	3,630	2,590
Furniture and equipment	1,841	1,567
Regulatory assessments	1,096	798
Network services and data processing	3,402	2,027
Printing and office supplies	481	398
Postage and delivery	256	221
Advertising and promotion	3,422	2,830
Other real estate owned, net of rental income	2,163	1,495
Other real estate owned – valuation allowance expense	1,739	548
Amortization of intangible assets	434	404
Professional fees	2,785	3,106
Loan collection expenses	710	1,051
Merger related expense	1,010	905
Other operating expense	2,653	1,742
Total other operating expenses	42,637	33,963

See accompanying notes to the consolidated financial statements.

C1 FINANCIAL, INC.
CONSOLIDATED INCOME STATEMENTS
Years ended December 31, 2013 and 2012
(Dollars in thousands, except per share data)

	2013	2012
Income before income taxes	19,642	10,804

Income tax expense (benefit)	7,652	(2,304)

Net income	$11,990	$13,108

Earnings per common share:
Basic	$0.15	$0.18
Diluted	$0.15	$0.18

See accompanying notes to the consolidated financial statements.

C1 FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2013 and 2012
(Dollars in thousands, except per share data)

	2013	2012

Net income	$11,990	$13,108

Other comprehensive income:
Unrealized gains/losses on available for sale securities:
Unrealized holding gain (loss) arising during the period	228	3,969
Reclassification adjustments for gains included in net income*	(305)	(3,035)
Tax effect	29	(29)

Total other comprehensive income (loss), net of tax	(48)	905

Comprehensive income	$11,942	$14,013

*Amounts for realized gains on available for sale securities are included in gain on sale of securities in the consolidated income statements. Income taxes associated with the reclassification adjustment for gains included in net income for the years ended December 31, 2013, and 2012 were $29, and ($29), respectively.  The amounts related to income taxes on gains included in net income are included in income tax expense (benefit) in the consolidated income statements.

See accompanying notes to the consolidated financial statements.

C1 FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years ended December 31, 2013 and 2012
(Dollars in thousands, except per share data)

									Accumulated
							Retained		Other
	Preferred Stock				Common	Additional	Earnings	Treasury	Comprehensive
	Series A,B,C		Series E		Stock	Paid in Capital	(Deficit)	Stock	Income (Loss)	Total

Balance at January 1, 2012	$	−		$7,233	$60,064	$17,327	$(9,147)	$(27)	$(857)	$74,593

Issuance of common stock, net of costs		−		−	7,246	818	−	−	−	8,064
Net income		−		−	−	−	13,108	−	−	13,108
Other		−		−	−	−	(223)	−	−	(223)
Other comprehensive income		−		−	−	−	−	−	905	905

Balance at December 31, 2012	$	−		$7,233	$67,310	$18,145	$3,738	$(27)	$48	$96,447

Issuance of common stock, net of costs		−		−	10,978	2,484	−	−	−	13,462
Conversion of preferred stock to common stock		−		(7,233)	7,233	−	−	−	−	−
Retirement of treasury stock		−		−	(2)	(25)	−	27	−	−
Net income		−		−	−	−	11,990	−	−	11,990
Other		−		−	−	−	(37)	−	−	(37)
Other comprehensive loss		−		−	−	−	−	−	(48)	(48)

Balance at December 31, 2013	$	−	$	−	$85,519	$20,604	$15,691	$ −	$ −	$121,814

See accompanying notes to the consolidated financial statements.

C1 FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2013 and 2012
(Dollars in thousands, except per share data)

	2013	2012
Cash flows from operating activities
Net income	$11,990	$13,108
Adjustments to reconcile net income to net cash from
operating activities:
Provision for loan losses	1,218	2,358
Depreciation	2,069	1,601
Net accretion of purchase accounting adjustments	(3,239)	(2,703)
Net amortization of securities	478	1,752
Amortization of other intangible assets	434	405
Increase in goodwill	-	(250)
Increase in other real estate owned valuation allowance	1,739	548
Increase in cash surrender value of BOLI	(173)	(206)
Gain on sale of securities	(305)	(3,035)
Bargain purchase gain	(13,462)	(6,235)
Deferred tax asset	5,660	(2,304)
Gain on sales of loans	(1,169)	(1,170)
Gain on sales of other real estate owned	(686)	(455)
Change in assets and liabilities:
Accrued interest receivable and other assets	(1,296)	(2,809)
Other liabilities	4,099	(221)
Net cash from operating activities	7,357	384

Cash flows used in investing activities
Net change in time deposits in other financial institutions	249	918
Loan originations, net of repayments	(225,493)	(65,665)
Proceeds from sale of foreclosed assets	9,855	6,936
Purchase of securities available for sale	-	(149,727)
Proceeds from sales, calls and maturities of securities	130,673	186,719
Purchase of Federal Home Loan Bank stock	(2,620)	-
Proceeds of sale of Federal Home Loan Bank stock	-	8,394
Payments for the purchase of premises and equipment	(14,829)	(9,363)
Net cash transferred in bank acquisition	41,819	(3,822)
Net cash used by investing activities	(60,346)	(25,610)

Cash flows provided by financing activities
Net proceeds from issuance of common stock	13,462	8,064
Net change in deposits	44,341	104,092
Net change in federal funds purchased and securities sold
under agreement to repurchase	-	(13)
Repayment of Federal Home Loan Bank advances	(28,400)	(23,129)
Proceeds from Federal Home Loan Bank advances	90,000	-
Net cash provided by financing activities	119,403	89,014

Net change in cash and cash equivalents	66,414	63,788

Cash and cash equivalents at beginning of year	77,038	13,250

Cash and cash equivalents at end of year	$143,452	$77,038

Supplemental information:
Cash paid during the year for interest	$6,626	$6,127
Cash paid during the year for income taxes	155	−

Non-cash items:
Transfers from loans to other real estate owned	6,829	9,916

See accompanying notes to the consolidated financial statements.

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements  as of and for the year ended December 31, 2013 include C1 Financial, Inc. and its wholly owned subsidiary, C1 Bank, together referred to as “the Company”. The financial statements as of and for the year ended December 31, 2012 only include C1 Bank because C1 Financial, Inc. became the parent company of C1 Bank only after the share reorganization that took place in December 2013.

C1 Financial, Inc. is the Parent Company for its wholly owned subsidiary, C1 Bank. C1 Financial, Inc. is a Bank Holding Company and a Florida Corporation organized in 2013, and C1 Bank became its wholly owned subsidiary after the share reorganization that took place on December 19, 2013, when 81,427,130 common shares of C1 Financial Inc. were issued to C1 Bank shareholders in exchange for their C1 Bank shares, with C1 Financial Inc. becoming the owner of all 81,427,130 outstanding common shares of C1 Bank as of that date.

After the reorganization and up to December 31, 2013, C1 Financial, Inc. raised $5,605 of new capital through the issuance of 4,091,391 common shares. All this capital was injected to C1 Bank resulting in C1 Financial, Inc. purchasing an additional 4,091,391 common shares of C1 Bank. At December 31, 2013, C1 Financial Inc. had 85,518,521 common shares outstanding and owned 85,518,521 common shares of C1 Bank.

C1 Bank (the "Bank") is a state chartered bank and is subject to the regulations of certain government agencies. During 2011, the Bank changed its name from Community Bank of Manatee to Community Bank & Company, and during 2012, the Bank changed its name to C1 Bank. The Bank provides a variety of banking services to individuals through its 27 offices located in 7 counties (Pinellas, Hillsborough, Manatee, Charlotte, Pasco, Lee and Miami-Dade). Its primary deposit products are checking, money market, savings, and term certificate accounts, and its primary lending products are commercial real estate loans, residential real estate loans, commercial loans, and consumer loans. Substantially all loans are secured by specific items of collateral including commercial and residential real estate, business assets and consumer assets. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area.

As described in Note 2, on May 31, 2012, the Bank purchased The Palm Bank and acquired substantially all of the assets and assumed all of the deposits. On August 2, 2013, the Bank acquired First Community Bank of Southwest Florida through a FDIC assisted transaction, consolidating substantially all of its assets and assuming all of the deposits.

While the Company’s chief decision makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated into one reportable operating segment.

Reclassification:  Certain account reclassifications have been made to the 2012 financial statements in order to conform to classifications used in the current year. Reclassifications had no effect on 2012 net income or stockholders’ equity.

Use of Estimates:  To prepare financial statements in conformity with U.S. generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, fair value of other real estate owned, deferred tax assets, other intangible assets and fair values of financial instruments are particularly subject to change.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents:  Cash and cash equivalents include cash, deposits with other financial institutions with original maturities less than 90 days, excess balances held at the Federal Reserve Bank of Atlanta, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, bank acquisitions, interest bearing deposits in other financial institutions, and other borrowings.

Securities Available for Sale:  When purchased, securities are classified as available for sale when management intends to hold the securities for an indefinite period of time, or when the securities may be used for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure, prepayment risk and liquidity needs.

Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income, net of income tax. Realized gains (losses) on securities available for sale are included in other income. Gains and losses on sales of securities are determined on the specific identification method. Amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, is included in interest income.

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Preferred Stock: During 2010 the Bank issued 7,233,344 shares of Series E Non-Cumulative Preferred stock with a par value of $1.00.  Holders of Class E Preferred stock participate in any dividends and other distributions declared on the Common Stock.  During 2013, all Series E Non-Cumulative Perpetual preferred stock was converted to common stock.  No dividends were paid during the period the Series E Non-Cumulative Perpetual preferred stock was outstanding.

Concentration of Credit Risk:  Most of the Bank’s business activity is with customers located within Manatee, Pinellas, Sarasota, Pasco, Charlotte, Desoto, Lee, Hillsborough and Miami-Dade Counties. Therefore, the Bank’s exposure to credit risk is significantly affected by changes in the economy in these counties. The Bank has made commercial loans to Brazilian corporations, which at December 31, 2013 and 2012 exceeded 1% of total assets. These loans to Brazilian borrowers are secured by collateral outside of the U.S., and outstanding balances at December 31, 2013 and 2012 were $46,400 and $22,700, representing 3.5% and 2.4% of total assets, respectively.

Loans:  Loans, excluding Purchased Credit Impaired loans which have shown evidence of deterioration since origination, which management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. The recorded investment in loans is the outstanding principal balance, net of partial charge offs. It does not include accrued interest receivable or net deferred loan fees due to immateriality.

A loan is considered a troubled debt restructured loan based on individual facts and circumstances. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. If the loan is prepaid, the remaining unamortized fees and costs are charged or credited to interest income.

A loan is moved to nonaccrual status in accordance with the Bank’s policy, typically after 90 days of non-payment, or less than 90 days of non-payment if management determines that the full timely collection of principal and interest becomes doubtful. Past due status is based on the contractual terms of the loan.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due.

Interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on cost-recovery method with cash payments applied as principal reduction, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Purchased Credit Impaired Loans (PCI Loans):  As part of business acquisitions (First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida), the Bank acquired loans that have evidence of credit deterioration since origination. These acquired loans are recorded at their fair value, such that there is no carryover of the allowance for loan losses.

Such purchased loans are accounted for individually or aggregated into pools of loans based on common risk characteristics. The Bank estimates the amount and timing of expected cash flows for each purchased loan or pool, and the expected cash flows in excess of amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan’s or pool’s contractual principal and interest over expected cash flows is not recorded (non-accretable difference). Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded through the allowance for loan losses. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Allowance for Loan Losses:  The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required for each loan portfolio segment using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

All substandard commercial, commercial real estate and construction loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, may be collectively evaluated for impairment, and accordingly, not separately identified for impairment disclosures.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Bank determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Bank over the most recent two years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment.

These economic factors include consideration of the following:  levels of and trends in delinquencies and nonaccrual loans; trends in volume and terms of loans; changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; changes in the quality of the loan review system; changes in the underlying collateral; changes in competition, legal and regulatory environment; and effects of changes in credit concentrations.

Premises and Equipment:  Land is carried at cost.  Premises and equipment are stated at cost, less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 10 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 3 to 10 years. Costs of major additions and improvements are capitalized. Maintenance, repairs and minor improvements are expensed as incurred. Gains and losses on dispositions are included in current operations.

Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Other Intangible Assets:  Other intangible assets consist of core deposit intangible arising from the First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida acquisitions. These intangible assets are amortized on an accelerated method over their estimated useful life.

Loan Commitments and Related Financial Instruments:  Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when funded.

Federal Home Loan Bank (FHLB) Stock:  The Bank is a member of the FHLB system.  Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts.  FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.  Both cash and stock dividends are reported as income.

Other Real Estate Owned:  Assets acquired through foreclosure or other proceedings are initially recorded at fair value at the date of foreclosure less estimated costs to sell, which establishes a new cost basis. After foreclosure, valuations are periodically performed by management and foreclosed assets held for sale are carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances are adjusted as necessary. Expenses from the operations of other real estate owned and changes in the valuation allowance are included in expenses from other real estate owned, net of rental income.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bank-Owned Life Insurance: As part of the acquisition of First Community Bank of America, the Bank acquired life insurance policies on certain executives of the acquired bank. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Income Taxes:  Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Bank recognizes interest and/or penalties related to income tax matters in income tax expense.

Advertising Costs:  Advertising costs are expensed as incurred, except for certain costs related to sports marketing contracts, which are initially capitalized and amortized during the expected time during which the Bank will benefit from the agreement.

Information Technology Costs:  Information technology costs are expensed as incurred, except for software licenses which are capitalized and amortized during their expected useful life.

Intellectual Property Rights: The Information Technology team of the Bank develops information technology solutions for the benefit of the Bank. In some cases, the Bank files patents to protect the intellectual property. All related costs are expensed as incurred and the patents have no carrying value in the balance sheet.

Stock-Based Compensation:  Compensation cost is recognized for stock options and restricted stock awards, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Earnings per share:  Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share include the dilutive effect of additional potential common shares issuable under stock options and restricted stock. Earnings per common share is restated for all stock splits and stock dividends through the date of the issue of the financial statements.

Transfers and Servicing of Financial Assets:  A transfer of financial assets is accounted for as a sale when control of the transferred asset is surrendered. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Bank, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. Servicing rights and other retained interests in the sold assets are recorded at fair value at the date of transfer. The fair values of servicing rights and other retained interests are determined at the date of transfer using the present value of estimated future cash flows, using assumptions that market participants would use in their estimates of values.

Fair Value of Financial Instruments:  Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Loss Contingencies:  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters as of December 31, 2013 that will have a material effect on the financial statements.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income (loss):  Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, net of related income tax, which are also recognized as separate components of equity.

Restrictions on Cash:  A portion of cash on hand is required to be maintained to meet regulatory reserve and clearing requirements.

Dividend Restriction:  Banking regulations require maintaining certain capital levels and impose certain restrictions on the payment of dividends.

NOTE 2 – BUSINESS COMBINATIONS

On August 2, 2013, the Bank acquired First Community Bank of Southwest Florida through the FDIC. First Community Bank of Southwest Florida operations are included in the Bank’s income statement beginning August 3, 2013. Acquisition-related costs of approximately $831 are included in the Bank’s income statement as non-interest expense for the year ended December 31, 2013. The total value of the consideration paid to the Bank by the FDIC was $23,494 in cash. The purchase was part of the Bank’s overall strategy to grow and expand its market presence in Southwest Florida. The acquisition resulted in a bargain purchase gain of $12,387 as of acquisition date, primarily as a result of the bid price being below the fair value of the net assets acquired. After measurement period adjustments, bargain purchase gain as of December 31, 2013 was $13,462.

The following table summarizes the consideration received for First Community Bank of Southwest Florida and the fair value of the assets acquired and liabilities assumed at the acquisition date:

	August 2,	Measurement	December 31,
	2013	Period	2013

Assets
Cash and cash equivalents	$18,645	$-	$18,645
Securities available for sale	21,500	-	21,500
Restricted stock	926	-	926
Loans	164,965	578	165,543
Premises and equipment	5,630	-	5,630
Core deposit intangibles	1,549	-	1,549
Real estate owned	25,604	497	26,101
Other assets	905	-	905
Total assets acquired	239,724	1,075	240,799

Liabilities
Deposits	237,053	-	237,053
FHLB Advances	13,600	-	13,600
Other liabilities	178	-	178
Total liabilities assumed	250,831	-	250,831

Net assets acquired	$(11,107)	$1,075	$(10,032)

Net cash received	23,494		23,494

Bargain purchase gain	$12,387		$13,462

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 2 – BUSINESS COMBINATIONS (Continued)

On May 31, 2012, the Bank acquired The Palm Bank in exchange for $5,496. The Palm Bank’s results of operations are included in the Bank’s income statement beginning June 1, 2012. Acquisition-related costs of approximately $217 are included in the Bank’s income statement as non-interest expense for the year ended December 31, 2012. The total value of the consideration paid to The Palm Bank shareholders was $5,496 in cash. The purchase was part of the Bank’s overall strategy to grow and expand its market presence in Tampa Bay. The acquisition resulted in a bargain purchase gain of $3,526 as of acquisition date, primarily as a result of the purchase price being less than the seller’s book value, and the fair value of the net assets acquired exceeding the seller’s book value. After measurement period adjustments, bargain purchase gain as of December 31, 2012 was $6,235.

The following table summarizes the consideration paid for The Palm Bank and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

	May 31, 2012	Measurement Period	December 31, 2012
Assets
Cash and cash equivalents	$1,897	$-	$1,897
Securities available for sale	40,540	-	40,540
Restricted stock	7,744	-	7,744
Loans	60,029	178	60,207
Premises and equipment	2,465	-	2,465
Core deposit intangibles	272	-	272
Real estate owned	1,622	-	1,622
Accrued interest receivable	434	-	434
Deferred taxes	-	2,531	2,531
Other assets	888	-	888
Total assets acquired	115,891	2,709	118,600

Liabilities
Deposits	99,080	-	99,080
FHLB Advances	7,130	-	7,130
Other liabilities	659	-	659
Total liabilities assumed	106,869	-	106,869

Net assets acquired	$9,022	$2,709	$11,731

Net cash paid	(5,496)		(5,496)

Bargain purchase gain	$3,526		$6,235

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 2 – BUSINESS COMBINATIONS (Continued)

The acquisitions were accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. Both the purchased assets and liabilities assumed are recorded at their estimated fair values. Determining the fair values of assets and liabilities, especially the loan portfolio and foreclosed real estate, involves significant judgment and assumptions. Due primarily to the significant amount of fair value adjustments, troubled condition, and regulatory constraints, historical results of First Community Bank of Southwest Florida are not believed to be relevant to the Company’s results, and thus no pro forma information is presented.

NOTE 3 – INTANGIBLE ASSETS

Acquired intangible assets at December 31, 2013 and 2012 were as follows:

	2013		2012
	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount
Amortized intangible assets:
Core deposit intangibles	$(1,087)	$2,572	$(653)	$1,023

Estimated amortization expense for each of the next five years is as follows:

2014	$498
2015	288
2016	200
2017	143
2018	104

NOTE 4 – INVESTMENT SECURITIES

C1 Financial, Inc.’s Directors Asset Liability Committee resolved in early 2013 that improving economic conditions could begin to put upward pressure on interest rates in 2013 and beyond, especially considering the fact that rates still remain at historically low levels. Given the concern relative to this economic and interest rate scenario, as well as the strength of the loan pipeline, the Committee made the decision to sell all marketable securities in the Bank’s portfolio. These actions, taken in June and August of 2013, eliminated the mark-to-market risk that holding the securities would have posed in a rising interest rate environment and allowed the excess funds to be redeployed into loans. As a result, the Bank had no securities available for sale as of December 31, 2013.

Proceeds and gross gains and (losses) from the sale of securities available for sale for the years ended December 31, 2013 and 2012, were as follows:

	2013	2012

Proceeds from sale of securities	$130,091	$173,828
Gross gain	$576	$3,092
Gross loss	(271)	(57)
Net gain on sales of securities	$305	$3,035

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 4 – INVESTMENT SECURITIES (Continued)

The amortized cost and estimated fair values of securities available-for-sale as of December 31, 2012 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2012	Cost	Gains	Losses	Value
Securities available for sale:
U.S. Treasury	$43,912	$1	$(1)	$43,912
Corporate bonds	65,434	159	(82)	65,511
Total available for sale	$109,346	$160	$(83)	$109,423

None of the securities with a gross unrealized loss have been in a continuous loss position for more than 12 months and no credit losses were recognized in operations during 2012 and 2013. There were no securities pledged to secure FHLB advances at December 31, 2012.

NOTE 5 – LOANS

Loans at year end were as follows:

	2013	2012
Real estate
Residential	$196,238	$151,650
Commercial	636,238	366,431
Construction	90,974	59,419
	923,450	577,500
Commercial	85,511	66,828
Consumer	44,068	19,306
	1,053,029	663,634
Less
Net deferred loan fees	(2,880)	(831)
Allowance for loan losses	(3,412)	(2,814)
	$1,046,737	$659,989

The Bank has divided the loan portfolio into various portfolio segments, each with different risk characteristics and methodologies for assessing risk. The portfolio segments identified are as follows:

Commercial loans are primarily underwritten on the basis of the borrowers’ ability to service such debt from income. When possible, commercial loans are secured by real estate. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. As a general practice, collateral is taken as a security interest in any available real estate, equipment, or other chattel, although loans may also be made on an unsecured basis. Collateralized working capital loans typically are secured by short-term assets whereas long-term loans are primarily secured by long-term assets.

Residential real estate loans are typically secured by 1-4 family residential properties located mostly in Florida and are underwritten in accordance with policies set forth and approved by the Board of Directors, including repayment capacity and source, value of the underlying property, credit history and stability.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 5 – LOANS (Continued)

Repayment of residential real estate loans is primarily dependent upon the personal income or business income generated by the secured rental property of the borrowers (in the case of investment properties), which can be impacted by the economic conditions in their market area or in the case of loans to foreign borrowers, their country of origin in which their source of income originates from. Risk is mitigated by the fact that the properties securing the Bank’s residential real estate loan portfolio are diverse in type and spread over a large number of borrowers.

Construction loans to borrowers are extended for the purpose of financing the construction of owner occupied and non-owner occupied properties. These loans are categorized as construction loans during the construction period, later converting to commercial or residential real estate loans after the construction is complete and amortization of the loan begins. Construction loans are approved based on an analysis of the borrower and guarantor, the viability of the project and on an acceptable percentage of the appraised value of the property securing the loan. Construction loan funds are disbursed periodically based on the percentage of construction completed.

Commercial real estate loans are typically segmented into classes, such as, office buildings and condominiums, retail buildings and shopping centers, warehouse and other. Commercial real estate loans are secured by the subject property and are underwritten based upon standards set forth in the Bank’s policies approved by the Board of Directors. Such standards include, among other factors, loan to value limits, cash flow and debt service coverage and general creditworthiness of the obligors.

Consumer loans are extended for various purposes. This segment also includes home improvement loans, lines of credit, personal loans, and deposit account collateralized loans. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Loans to consumers are extended after a credit evaluation, including the creditworthiness of the borrower, the purpose of the credit, and the primary and secondary sources of repayment.

The Bank acquired loans through the acquisitions of First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida. These acquired loans were recorded at their fair value, such that there was no carryover of the allowance for loan losses. This segment includes commercial, commercial real estate, residential real estate, construction and consumer loans, which have similar risk characteristics to those described above.

The Bank acquired loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of those loans at December 31, 2013 and 2012 is as follows:

	2013	2012

Outstanding balance	$44,171	$24,716

Carrying amount, net of allowance of $436 and $410	$32,783	$19,010

Purchased loans for which it was probable at acquisition that all contractually required payments would not be collected are as follows:
	2013	2012

Contractually required payments receivable ofloans purchased during the year (assuming no prepayments)	$35,650	$11,667

Cash flows expected to be collected at acquisition	$24,030	$7,425
Fair value of acquired loans at acquisition	$20,901	$7,425

Accretable yield, or income expected to be collected was $3,087 at December 31, 2013. There was no accretable yield at December 31, 2012.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 5 – LOANS (Continued)

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ending December 31, 2013:

	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$523	$1,337	$251	$399	$304	$2,814
Provision for loan losses	(590)	1,282	(207)	726	7	1,218
Loans charged-off	(506)	(940)	(120)	(918)	(180)	(2,664)
Recoveries	1,012	181	317	330	204	2,044
Total ending allowance balance	$439	$1,860	$241	$537	$335	$3,412

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ending December 31, 2012:

	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$1,455	$1,969	$1,233	$885	$250	$5,792
Provision for loan losses	1,815	(148)	359	124	208	2,358
Loans charged-off	(3,094)	(752)	(1,763)	(965)	(240)	(6,814)
Recoveries	347	268	422	355	86	1,478
Total ending allowance balance	$523	$1,337	$251	$399	$304	$2,814

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 5 – LOANS (Continued)

The allocation of the allowance for loan losses by portfolio segment at December 31, 2013:

	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Specific Reserves:
Impaired Loans	32	189	-	183	-	404
Purchase credit impaired loans	13	403	19	-	1	436
Total Specific Reserves	45	592	19	183	1	840
General Reserves	394	1,268	222	354	334	2,572
Total	$439	$1,860	$241	$537	$335	$3,412

Loans:
Individually evaluated for impairment	1,441	6,310	6	1,119	8	8,884
Purchase credit impaired loans	7,018	23,029	2,139	963	70	33,219
Collectively evaluated for impairment	187,779	606,899	88,829	83,429	43,990	1,010,926

Total ending loans balance	$196,238	$636,238	$90,974	$85,511	$44,068	$1,053,029

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 5 – LOANS (Continued)

The allocation of the allowance for loan losses by portfolio segment at December 31, 2012:

	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Specific Reserves:
Impaired Loans	59	265	168	283	-	775
Purchase credit impaired loans	28	377	5	-	-	410
Total Specific Reserves	87	642	173	283	-	1,185
General Reserves	436	695	78	116	304	1,629
Total	$523	$1,337	$251	$399	$304	$2,814

Loans:
Individually evaluated for impairment	2,825	4,791	1,816	930	167	10,529
Purchase credit impaired loans	4,705	11,367	2,200	1,064	84	19,420
Collectively evaluated for impairment	144,120	350,273	55,403	64,834	19,055	633,685

Total ending loans balance	$151,650	$366,431	$59,419	$66,828	$19,306	$663,634

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 5 – LOANS (Continued)

The following table presents loans individually evaluated for impairment by class of loans as of and for the period ended December 31, 2013:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
December 31, 2013
With no related allowance recorded:
Residential real estate	$1,596	$1,384	$-	$1,604	$23	$--
Commercial real estate
Multifamily	10	6	-	10	-	-
Owner occupied	4,077	3,595	-	4,189	58	-
Non-owner occupied	2,801	2,240	-	2,813	76	-
Construction	88	6	-	88	4	-
Commercial	388	372	-	401	13	-
Consumer	9	8	-	9	-	-
With allowance recorded:
Residential real estate	57	57	32	58	1	-
Commercial real estate
Multifamily	-	-	-	-	-	-
Owner occupied	509	469	189	513	3	-
Non-owner occupied	-	-	-	-	-	-
Construction	-	-	-	-	-	-
Commercial	949	747	183	1,241	22	-
Consumer	-	-	-	-	-	- -

Total	$10,484	$8,884	$404	$10,926	$200	$-

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 5 – LOANS (Continued)

The following table presents loans individually evaluated for impairment by class of loans as of and for the period ended December 31, 2012:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
December 31, 2012
With no related allowance recorded:
Residential real estate	$2,834	$2,359	$-	$3,168	$38	$-
Commercial real estate
Multifamily	466	463	-	236	22	-
Owner occupied	2,733	2,702	-	2,796	17	-
Non-owner occupied	712	543	-	827	15	-
Construction	1,422	1,248	-	1,260	6	-
Commercial	367	149	-	295	14	-
Consumer	192	167	-	181	9	-
With allowance recorded:
Residential real estate	466	466	59	469	10	-
Commercial real estate
Multifamily	-	-	-	-	-	-
Owner occupied	952	952	232	965	-	-
Non-owner occupied	131	131	33	131	-	-
Construction	1,711	568	168	543	11	-
Commercial	781	781	283	829	11	-
Consumer	-	-	-	-	-	-

Total	$12,767	$10,529	$775	$11,700	$153	$-

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 5 – LOANS (Continued)

The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2013:

		Loans Past Due Over
	Nonaccrual	90 Days Still Accruing

Residential real estate	$4,127	$-
Commercial real estate	17,159	-
Construction	864	-
Commercial	1,624	-
Consumer	8	-

Total	$23,782	$-

The reported amount includes $17,260 of nonaccrual purchase credit impaired loans. Loans are placed on nonaccrual and accounted for under the cost recovery method when repayment is expected through foreclosure or repossession of the collateral, and the timing of foreclosure or repossession cannot be estimated with reasonable certainty.  These loans are measured for impairment under the Bank’s policy for measuring impairment on collateral dependent impaired loans that were originated by the Bank and included in impaired loans if there is a subsequent decline in the value of the collateral.

The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2012:

		Loans Past Due Over
	Nonaccrual	90 Days Still Accruing

Residential real estate	$4,429	$-
Commercial real estate	13,986	-
Construction	2,910	-
Commercial	1,758	-
Consumer	232	-

Total	$23,315	$-

The reported amount includes $13,502 of nonaccrual purchase credit impaired loans. Loans are placed on nonaccrual and accounted for under the cost recovery method when repayment is expected through foreclosure or repossession of the collateral, and the timing of foreclosure or repossession cannot be estimated with reasonable certainty.  These loans are measured for impairment under the Bank’s policy for measuring impairment on collateral dependent impaired loans that were originated by the Bank and included in impaired loans if there is a subsequent decline in the value of the collateral.

The following table presents the aging of the recorded investment in past due loans as of December 31, 2013 by class of loans:

	30 - 59	60 - 89	Greater than
	Days	Days	89 Days	Total	Loans Not
	Past Due	Past Due	Past Due	Past Due	Past Due	Total

December 31, 2013
Residential real estate	$1,794	$63	$4,127	$5,984	$190,254	$196,238
Commercial Real Estate
Multifamily	-	-	6	6	56,035	56,041
Owner Occupied	176	251	10,191	10,618	193,878	204,496
Non-owner occupied	415	889	6,962	8,266	367,435	375,701
Construction	1,018	-	864	1,882	89,092	90,974
Commercial	195	-	1,624	1,819	83,692	85,511
Consumer	319	6	8	333	43,735	44,068
Total	$3,917	$1,209	$23,782	$28,908	$1,024,121	$1,053,029

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 5 – LOANS (Continued)

The following table presents the aging of the recorded investment in past due loans as of December 31, 2012 by class of loans:

	30 - 59	60 - 89	Greater than
	Days	Days	89 Days	Total	Loans Not
	Past Due	Past Due	Past Due	Past Due	Past Due	Total

December 31, 2012
Residential real estate	$625	$22	$4,429	$5,076	$146,574	151,650
Commercial Real Estate
Multifamily	220	-	1,008	1,228	14,317	15,545
Owner Occupied	1,406	243	5,372	7,021	149,059	156,080
Non-owner occupied	1,460	-	7,606	9,066	185,740	194,806
Construction	-	11	2,910	2,921	56,498	59,419
Commercial	629	-	1,758	2,387	64,441	66,828
Consumer	316	31	232	579	18,727	19,306
Total	$4,656	$307	$23,315	$28,278	$635,356	$663,634

Troubled Debt Restructurings:

During 2013, no loans were modified as troubled debt restructurings.

The following table is a summary of troubled debt restructurings that are performing in accordance with the restructured terms at December 31, 2013:

	Number of Loans	Recorded Investment
Residential real estate	1	$64
Commercial real estate
Multifamily	-	-
Owner Occupied	-	-
Non-owner Occupied	1	382
Construction	-	-
Commercial	-	-
Consumer	-	-
Total	2	$446

The following table is a summary of non-accruing troubled debt restructurings at December 31, 2013:

	Number of Loans	Recorded Investment

Residential real estate	-	$-
Commercial real estate
Multifamily	-	-
Owner Occupied	1	534
Non-owner Occupied	-	-
Construction	-	-
Commercial	-	-
Consumer	-	-
Total	1	$534

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 5 – LOANS (Continued)

There were no troubled debt restructurings that subsequently defaulted during the year ending December 31, 2013 within 12 months of modification. The Bank was not committed to lend any additional amounts as of December 31, 2013 to customers with outstanding loans that are classified as troubled debt restructurings.

The following table is a summary of troubled debt restructurings that are performing in accordance with the restructured terms at December 31, 2012:

	Number of Loans	Recorded Investment
Residential real estate	-	$-
Commercial real estate
Multifamily	-	-
Owner Occupied	1	456
Non-owner Occupied	1	389
Construction	-	-
Commercial	1	341
Consumer	-	-
Total	3	$1,186

The following table is a summary of non-accruing troubled debt restructurings at December 31, 2012:

	Number of Loans	Recorded Investment
Residential real estate	-	$-
Commercial real estate
Multifamily	-	-
Owner Occupied	1	573
Non-owner Occupied	-	-
Construction	1	352
Commercial	1	13
Consumer	-	-
Total	3	$938

There were no troubled debt restructurings that subsequently defaulted during the year ending December 31, 2012 within 12 months of modification. The Bank was not committed to lend any additional amounts as of December 31, 2012 to customers with outstanding loans that are classified as troubled debt restructurings.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms. None of the TDRs in the table above experienced a payment default within the year ended December 31, 2013.

Credit Quality Indicators:

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as:  current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. This analysis is performed at least annually. The Bank uses the following definitions for risk ratings:

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 5 – LOANS (Continued)

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans not meeting the criteria above include homogeneous loans, which includes residential real estate and consumer loans. The credit quality indicator used for loans not meeting the criteria above is payment status and historical payment experience. Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

		Special
	Pass	Mention	Substandard	Doubtful	Total

December 31, 2013
Residential real estate	$186,169	$3,950	$6,119	$-	$196,238
Commercial real estate
Multifamily	55,113	568	360	-	56,041
Owner Occupied	174,920	14,060	15,516	-	204,496
Non-owner Occupied	357,210	10,353	8,138	-	375,701
Construction	87,512	2,012	1,450	-	90,974
Commercial	82,860	569	2,082	-	85,511
Consumer	43,654	406	8	-	44,068
Total	$987,438	$31,918	$33,673	$-	$1,053,029

		Special
	Pass	Mention	Substandard	Doubtful	Total

December 31, 2012
Residential real estate	$141,719	$5,332	$4,599	$-	$151,650
Commercial real estate
Multifamily	13,941	584	1,020	-	15,545
Owner Occupied	133,269	17,373	5,438	-	156,080
Non-owner Occupied	184,116	3,083	7,607	-	194,806
Construction	53,850	2,432	3,137	-	59,419
Commercial	63,032	1,877	1,919	-	66,828
Consumer	18,718	340	248	-	19,306
Total	$608,645	$31,021	$23,968	$-	$663,634

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 5 – LOANS (Continued)

The Bank has entered into transactions with certain directors, officers, significant stockholders and their affiliates. The aggregate amount of loans to such related parties at December 31, 2013 and 2012 was $813 and $2,749, respectively.

NOTE 6 – REAL ESTATE OWNED

Real estate owned activity was as follows:
	2013	2012

Beginning balance	$19,027	$14,518
Acquired real estate owned	26,101	1,622
Loans transferred to real estate owned	6,829	9,916
Direct write-downs	(1,739)	(548)
Sales of real estate owned	(9,169)	(6,481)
End of year	$41,049	$19,027

Activity in the valuation allowance was as follows:
	2013	2012

Beginning of year	$1,520	$995
Additions charged to expense	1,739	548
Removals due to sales	(550)	(23)

End of year valuation allowance	$2,709	$1,520

Expenses related to foreclosed assets include:

	2013	2012

Increase in valuation allowance	$1,739	$548
Operating expenses – net of rental income	2,163	1,495

Other real estate owned expense	$3,902	$2,043

NOTE 7 – PREMISES AND EQUIPMENT

A summary of the Bank's premises and equipment and the total accumulated depreciation are as follows:

	2013	2012

Land	$10,926	$10,019
Buildings and improvements	29,258	20,926
Furniture, equipment and autos	10,213	7,606
Land acquired for future expansion	14,405	6,771
	64,802	45,322
Less accumulated depreciation	(7,518)	(6,428)

Net book value	$57,284	$38,894

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 7 – PREMISES AND EQUIPMENT (Continued)

At December 31, 2013, the Bank was obligated under non-cancelable operating leases for land and branch locations through the year 2030. These leases contain escalation clauses providing for increased rent based primarily on increases in real estate taxes, increases in the average consumer price index, or predetermined fixed rates. Rent expense, which is included in occupancy expenses, was $1,508 and $892 for the years ended December 31, 2013 and 2012, respectively.

The required minimum rental payments under the terms of the lease at December 31, 2013 are as follows:

Years ended December 31,
2014	$1,287
2015	1,266
2016	989
2017	848
2018	802
Thereafter	11,807
$16,999

NOTE 8 – DEPOSITS

Deposit account balances are summarized as follows:
	2013	2012

Non-interest bearing demand	$194,383	$108,862
Interest-bearing demand	138,765	131,562
Money market and savings deposits	362,591	277,775
Certificates of deposits	345,304	241,842
	$1,041,043	$760,041

Certificates maturing in years ending after December 31, 2013 are as follows:

2014	$120,693
2015	120,983
2016	76,339
2017	16,462
2018	6,613
Thereafter	4,214
$345,304

The aggregate amount of certificates of deposits that are $100 or more as of December 31, 2013 and 2012, were $196,154 and $100,493, respectively. At December 31, 2013 and 2012, officers and directors of the Bank and entities in which they hold a financial interest had approximately $4,903 and $6,532 in deposits respectively.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 9 – INCOME TAX MATTERS

The income tax expense (benefit) included in operations consist of the following:

	2013	2012
Current Provision
Federal	$1,685	$174
State	307	-
Total	1,992	174

Deferred Provision
Federal	4,856	(1,855)
State	804	(623)
Total	5,660	(2,478)

Total Provision
Federal	6,541	(1,681)
State	1,111	(623)
Income tax expense	$7,652	$(2,304)

The net deferred tax asset (liability) consisted of the following:

	2013	2012

Deferred tax assets:
Net operating loss and credit carryforward	$1,825	$3,281
Allowance for loan losses	1,284	1,059
Fair value adjustments	112	724
Accrued expenses	19	75
Other real estate owned	1,171	723
Non-accrual loan interest	276	276
Other	32	66
	4,719	6,204

Deferred tax liabilities:
Bargain purchase gain	(2,693)	-
Depreciation	(2,119)	(762)
Deferred loan costs	(333)	(286)
Unrealized gain on securities	-	(29)
Others	(225)	(147)
	(5,370)	(1,224)

Net deferred tax asset (liability)	$(651)	$4,980

At December 31, 2013, the Bank has federal and state net operating loss carryforwards of approximately $4,464 and $8,465 respectively. The federal carryforwards begin to expire in 2029 and the state carryforwards begin to expire in 2028. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. During 2012 management evaluated the positive and negative evidence and determined that the previously recognized valuation allowance was not necessary given the positive factors of recent profitability and growth and thus management believed it was more likely than not that the net deferred tax asset would be realized.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 9 – INCOME TAX MATTERS (Continued)

Effective taxes differ from federal statutory rate of 34% applied to income before taxes due to the following:

	2013	2012
Federal statutory rate times
financial statement income	$6,678	$3,673
Effect of:
State taxes	733	202
Meals & entertainment	176	27
Bargain purchase gain	-	(2,120)
Change in valuation allowance	-	(4,372)
Other, net	65	286

Total	$7,652	$(2,304)

At December 31, 2013, the Bank had no amounts recorded for uncertain tax positions and does not expect any material changes in uncertain tax benefits during the next 12 months. The Bank recognizes interest and penalties related to income tax matters in income tax expense. The Bank is subject to U.S. federal income tax as well as income tax of the state of Florida. The Bank is not subject to examination by taxing authorities for years prior to 2010.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of these commitments and contingent liabilities is as follows:

	2013	2012

Unused lines of credit	$62,535	$47,137
Standby letters of credit	1,976	440
Commitments to fund loans	46,575	27,920

There were no standby letters of credit to related parties at December 31, 2013 or 2012.

NOTE 11 – SUBORDINATED DEBENTURES

The Bank sold $3,000 of nonconvertible capital debentures to a single institution in 2005. The debentures have a stated maturity of ten years. The average interest rate paid on the debentures during 2013 was 2.0%. This rate was fixed for the first five years of the life of the debentures, and has a floating rate of 1.7% over the 3-month LIBOR for the final five years. The debentures are callable by the Bank after five years at par in whole or in part on any coupon date.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 11 – SUBORDINATED DEBENTURES (Continued)

The debentures are unsecured and subordinate in right of payment to the Bank’s obligation to its depositors and to the Bank’s other obligations to its creditors. The Debentures are included in other borrowings on the balance sheet.

NOTE 12 – FEDERAL HOME LOAN BANK ADVANCES

Advances from the Federal Home Loan Bank (FHLB) at year end were as follows:

	2013	2012

Fixed rate credit advance, 3.54%, due January 2013	$-	$800
Fixed rate credit advance, 1.78%, due March 2013	-	1,000
Fixed rate credit advance, 1.31%, due July 2013	-	1,000
Fixed rate credit advance, 1.71%, due July 2014	1,500	1,500
Fixed rate hybrid advance, 1.94%, due July 2014	5,000	5,000
Convertible, 4.62%, due October 2016	5,000	5,000
Convertible, 2.92%, due December 2017	6,000	6,000
Convertible, 2.76%, due February 2015	5,000	5,000
Convertible, 2.92%, due February 2015	5,000	5,000
Convertible, 3.66%, due July 2015	3,000	3,000
Fixed rate hybrid advance, 0.98%, due September 2013	-	5,000
Fixed rate hybrid advance, 2.98%, due September 2014	5,000	5,000
Fixed rate hybrid advance, 1.19%, due September 2013	-	5,000
Fixed rate credit advance, 0.83%, due November 2013	-	3,000
Fixed rate credit advance, 1.20%, due November 2014	3,000	3,000
Fixed rate credit advance, 1.97%, due March 2015	1,000	1,000
Fixed rate credit advance, 1.87%, due May 2015	1,500	1,500
Fixed rate credit advance, 1.55%, due July 2015	1,000	1,000
Fixed rate hybrid advance, 1.58%, due October 2016	5,000	5,000
Fixed rate hybrid advance, 0.91%, due November 2014	7,500	7,500
Fixed rate credit advance, 1.42%, due December 2016	5,000	5,000
Fixed rate hybrid advance, 1.19%, due May 2018	20,000	-
Fixed rate hybrid advance, 2.70%, due May 2023	10,000	-
Fixed rate credit advance, 0.83%, due July 2016	1,000	-
Fixed rate hybrid advance, 1.78%, due September 2018	20,000	-
Fixed rate hybrid advance, 0.92%, due September 2016	10,000	-
Fixed rate hybrid advance, 0.44%, due December 2015	13,000	-
Fixed rate hybrid advance, 1.80%, due December 2018	5,000	-
Fixed rate hybrid advance, 1.34%, due December 2017	6,000	-
Fixed rate hybrid advance, 0.82%, due December 2016	6,000	-
	$150,500	$75,300

As of December 31, 2013, the option to convert from a fixed rate to variable rate remains for the convertible advance with a fixed interest rate of 2.92% and due December 2017. The convertible advances are callable by the FHLB. Hybrid advances offers symmetrical prepayment and a one-time option to embed an interest rate cap or floor.

The above advances were collateralized by $67,843 of first mortgage residential loans, $10,585 HELOC and second mortgage loans, $7,472 of multi-family real estate loans and $113,595 of commercial real estate mortgage loans. As of December 31, 2013, the Bank’s maximum borrowing capacity with the FHLB was approximately $322,100.

Schedule maturities of FHLB advances for the next five years are as follows:

2014	$17,000
2015	34,500
2016	32,000
2017	12,000
2018	45,000
Thereafter	10,000
Total	$150,500

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 13 – STOCK OPTIONS

Options to buy stock were permitted to be granted to directors, officers and employees under the 2011 Stock Option Plan (Equity Incentive Plan), which provided for the issue of up to 3,758,000 options. Under Employee Plan provisions, the exercise price was equal to the fair market value of the stock at the date of grant. The maximum option term was ten years and the options vest over a five year period.

The fair value of each option is estimated at the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based upon historical volatilities of an appropriate banking sector share-price index. The Bank has estimated option exercise and post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. There were no stock options granted during 2012 and 2013. During 2011, the Bank granted all 3,758,000 options to an employee. The grant price was $1.00 per share. The fair value of stock award at the grant date was $75. These options were immediately vested, and total compensation cost of $75 was recognized on the date of grant. These options had an exercise price of one dollar per option for the first six months and the exercise price increased a penny every six months until the expiration date in May of 2013.

The fair value of the options granted in 2011 was estimated with the following assumptions.

2011

Risk-free interest rate	0.10%
Expected term	2 years
Expected stock price volatility	6.07%

The 3,758,000 stock options were exercised in May 20, 2013 and the Bank received proceeds of $3,877. The plan was subsequently terminated in June 20, 2013 and no stock options were outstanding as of December 31, 2013.

NOTE 14 – FAIR VALUES

Fair value is the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels that may be used to measure fair value:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 14 – FAIR VALUES (Continued)

The Bank used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using spread to swap and LIBOR curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

The fair value of other real estate owned and impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. For the commercial real estate impaired loans and other real estate owned, appraisers may use either a single valuation approach or a combination of approaches such as comparative sales, cost or the income approach. A significant unobservable input in the income approach is the estimated income capitalization rate for a given piece of collateral. At December 31, 2012, the range of capitalization rates utilized to determine the fair value of the underlying collateral ranged from 8.5% to 9.0%. At December 31, 2013, the range of capitalization rates utilized to determine the fair value of the underlying collateral ranged from 8.0% to 12.0%. Adjustments to comparable sales may be made by the appraiser to reflect local market conditions or other economic factors and may result in changes in the fair value of a given asset over time. As such, the fair value of impaired loans and other real estate owned are considered a Level 3 in the fair value hierarchy.

Transfers of assets and liabilities between levels within the fair value hierarchy are recognized when an event or change in circumstances occurs. There were no transfers between fair value levels for December 31, 2013 and 2012, respectively.

The following table presents the material assets reported on the balance sheet at their fair value, by level within the fair value hierarchy. As required by ASC 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2012 Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Fair Value Measured on a Recurring Basis:
Securities available for sale:
U.S. Treasury	$43,912	$-	$43,912	$-
Corporate bonds	65,511	-	65,511	-
Total	$109,423	$-	109,423	$-

Transfers of assets and liabilities between levels within the fair value hierarchy are recognized when an event or change in circumstances occurs. There were no transfers between fair value levels for December 31, 2013 and 2012, respectively.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 14 – FAIR VALUES (Continued)

The fair value of assets measured on a non-recurring basis were as follows:

		December 31, 2013 Using:
	Significant Quoted Prices in Active Markets for Identical Assets	Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Fair Value Measured on a Non-Recurring Basis:
Impaired Loans
Commercial	$-	$-	$564
Commercial real estate	-	-	280
Residential real estate	-	-	25
Construction	-	-	-
Total Impaired Loans	-	-	869
Other real estate owned
Commercial	-	-	5,714
Residential	-	-	2,244
Total other real estate owned	-	-	7,958
Total	$-	$-	$8,827

Impaired loans, which had a specific allowance for loan losses allocated, had a recorded investment of $1,273 with a valuation allowance of $404 at December 31, 2013, resulting in an additional provision for loan losses of $353 for the year ending December 31, 2013.

Other real estate owned which is measured at fair value less costs to sell, had a net carrying amount of $7,958, which is made up of the outstanding balance of $10,667, net of a valuation allowance of $2,709 at December 31, 2013, resulting in a write-down of $1,562 for the year ending December 31, 2013.

	Fair Value Measurements at
	December 31, 2012 Using:

	(Level 1)	(Level 2)	(Level 3)
Fair Value Measured on a Non-Recurring Basis:
Impaired Loans
Commercial	$-	$-	$498
Commercial real estate	-	-	818
Residential real estate	-	-	407
Construction	-	-	400
Total Impaired Loans	-	-	2,123
Other real estate owned
Commercial	-	-	3,288
Residential	-	-	1,617
Total other real estate owned	-	-	4,905
Total	$-	$-	$7,028

Impaired loans, which had a specific allowance for loan losses allocated, had a recorded investment of $2,898 with a valuation allowance of $775 at December 31, 2012, resulting in an additional provision for loan losses of $137 for the year ending December 31, 2012.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 14 – FAIR VALUES (Continued)

Other real estate owned which is measured at fair value less costs to sell, had a net carrying amount of $4,905, which is made up of the outstanding balance of $6,425, net of a valuation allowance of $1,520 at December 31, 2012, resulting in a write-down of $758 for the year ending December 31, 2012.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents – For these short-term highly liquid instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities – Fair values for investment securities, excluding FHLB and Independent Bankers’ Bank stock, are discussed above. It was not practicable to determine the fair value of FHLB and IBB stock due to restrictions placed on their transferability.

Loans – The fair value measurement of certain impaired loans is discussed above. For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses,  using the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. An overall valuation adjustment was made for specific credit risks as well as general portfolio credit risk. The methods utilized to estimate the fair value do not necessarily represent an exit price.

Accrued interest receivable and payable – The carrying amount of accrued interest receivable and payable approximates fair value due to the short-term nature of these financial instruments.

Deposits – The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable upon demand at December 31, 2013 and 2012. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings – Rates currently available to the Bank for borrowings with similar terms and remaining maturities are used to estimate fair value of existing borrowings by discounting future cash flows.

Long-term debt – Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt by discounting future cash flows.

Commitments to extend credit and standby letters of credit – The value of the unrecognized financial instruments is estimated based on the related deferred fee income associated with the commitments, which is not material to the Bank's financial statements at December 31, 2013 and 2012.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 14 – FAIR VALUES (Continued)

The estimated fair values and related carrying amounts of the Bank's financial instruments at December 31, 2013 and 2012 approximate as follows:

		Fair Value Measurements at
		December 31, 2013 Using:
	Carrying
	Amount	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$143,452	$143,452	$-	$-
Federal Home Loan Bank stock	8,210	N/A	N/A	N/A
Loans, net	1,046,737	-	-	1,049,286
Accrued interest receivable	3,013	-	-	3,013

Financial liabilities
Deposits	$1,041,043	$-	$-	$1,029,259
FHLB advances	150,500	-	-	150,905
Subordinated debentures	3,000	-	-	3,000
Accrued interest payable	181	-	-	181

		Fair Value Measurements at
		December 31, 2012 Using:
	Carrying
	Amount	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$77,038	$77,038	$-	$-
Investment securities available for sale	109,423	-	109,423	-
Federal Home Loan Bank stock	4,664	N/A	N/A	N/A
Loans, net	659,989	-	-	649,673
Accrued interest receivable	2,963	-	-	2,963

Financial liabilities
Deposits	$760,041	$-	$-	$754,887
FHLB advances	75,300	-	-	77,370
Subordinated debentures	3,000	-	-	3,076
Accrued interest payable	156	-	-	156

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 15 – EARNINGS PER COMMON SHARE

Basic earnings per common share is net income divided by weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options and restricted stock.

	Year ended December 31,
	2013	2012

Basic
Net Income	$11,990	$13,108
Weighted average shares of common stock outstanding	77,756,283	71,321,050
Basic earnings per common share	$0.15	$0.18

Diluted
Net Income	$11,990	$13,108
Weighted average shares of common stock outstanding	77,756,283	71,321,050
Add: Dilutive effects of assumed exercises of stock options	110,502	265,207
Average shares and dilutive potential common shares	77,866,785	71,586,257
Diluted EPS	$0.15	$0.18

NOTE 16 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation (FDIC). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators, which if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. Management believes as of December 31, 2013 and 2012, the Bank meets all capital adequacy requirements to which it is subject. There are no conditions or events since year end that management believes have changed the Bank’s classification as well capitalized.

(Continued)

C1 FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollars in thousands, except share data)

NOTE 16 – REGULATORY MATTERS (Continued)

The Bank's actual and required capital ratios are as follows:

			Required		Well Capitalized Under
			for Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2013
Total capital to risk
weighted assets	$124,020	10.97%	$90,407	8.0%	$113,008	10.0%
Tier 1 capital to risk
weighted assets	120,008	10.62%	45,203	4.0%	67,805	6.0%
Tier 1 capital to average assets	120,008	9.36%	51,292	4.0%	64,115	5.0%

			Required		Well Capitalized Under
			for Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2012
Total capital to risk
weighted assets	$97,843	12.54%	$62,404	8.0%	$78,005	10.0%
Tier 1 capital to risk
weighted assets	93,828	12.03%	31,202	4.0%	46,803	6.0%
Tier 1 capital to average assets	93,828	10.21%	36,773	4.0%	45,966	5.0%

The capital ratios for the holding company C1 Financial, Inc. are not presented as of December 31, 2013 since they were same as those presented for the Bank.

During 2014, until the date of issuance of the Financial Statements, the Bank raised an additional $14.9 million in capital through the issuance of common stock.

NOTE 17 – PARENT COMPANY ONLY FINANCIAL INFORMATION

At December 31, 2013 the only asset in the Parent Company’s balance sheet was the investment in its subsidiary C1 Bank, for a total of $121,814 and there were no liabilities. Shareholders’ equity of the Parent Company was $121,814 at December 31, 2013. There was no income or expenses at the Parent Company besides the equity in undistributed subsidiary income from C1 Bank in 2013.

Orange County
Orlando Loan Production Office
Pasco County
Zephyrhills
Hillsborough County
North Dale Mabry
Downtown Tampa
Hyde Park
Westshore
Davis Islands
Riverview
MacDill
Apollo Beach
Pinellas County
Belleair
Mid-County
4th Street
West Central
Beach Drive
Manatee County
West Bradenton
Lakewood Ranch
Braden River
Sarasota County
Sarasota
Charlotte County
Port Charlotte
Veterans
South Punta Gorda
Lee County
Hancock
Gulf Coast
Forum
Red Cedar
47th Terrace
Daniels
Bonita Springs
Miami-Dade County
Doral
Wynwood
Miami Beach
Coral Gables
Map Key
Banking Center
Loan Production Office
Coming Soon

C1Bank

Until       , 2014, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares
Common Stock

C1 Financial, Inc.

PRELIMINARY PROSPECTUS

    , 2014

Keefe, Bruyette & Woods
A Stifel Company

Raymond James

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
Registration fee	$	*
FINRA filing fee		*
Listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*
Total	$	*
________________
*    To be provided by amendment.
Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 607.0850 of the FBCA permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, Section 607.0850 permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, the corporation is required to indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.

Section 607.0850 of the FBCA provides that such indemnification may also include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be ultimately found not to be entitled to indemnification under Section 607.0850. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities.

The FBCA allows a corporation to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

Our bylaws provide that we may indemnify every person who now is or hereafter may be a director or officer of the Company, or a director or officer of any other corporation serving as such at the request of the Company because of the Company’s interest as a stockholder or creditor of such other corporation. These persons shall be indemnified by the Company against all costs and amounts or liability therefor and expenses, including counsel fees, reasonably incurred by or imposed upon him or her in connection with or resulting from any action, suit, proceeding, or claim of whatever nature to which he or she is or shall be made a party because of his or her being or having been a director or officer of the Company or for such other corporation (whether or not he or she is such director or such officer at the time he or she is made a party to such action, suit, proceeding, or claim or at the time such costs, expenses, amounts or liability therefor are incurred by or imposed upon him or her), provided that such indemnification will not be provided for any director, officer, employee or agent if a judgment or final adjudication establishes that his or her actions were material to the cause of action so adjudicated and constitute: (i) a violation of criminal law, (ii) a transaction in which the director, officer, employee or agent derived an improper personal benefit, (iii) in the case of a director, a circumstance under which the liability provisions of Florida Statute 607.0834 are applicable, and (iv) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a stockholder; provided that this indemnification herein provided shall, with respect to any settlement of any such suit, action, proceeding, or claim, include reimbursement of any amounts paid and expenses reasonably incurred in settling any such suit, action, proceeding or claim when, in the judgment of the board of directors of the Company, such settlement and reimbursement appeared to be for the best interests of the Company. The foregoing right of indemnification shall be in addition to and not exclusive of any and all other rights as to which any such director or officer may be entitled under any agreement, vote of stockholders, or otherwise.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

The information presented in this Item does not give effect to the         for 1 reverse stock split that we intend to effectuate prior to this offering. The following sets forth information regarding all unregistered securities sold since the incorporation of the Registrant:

•
On December 19, 2013, each outstanding share of common stock of the Bank was converted into one share of common stock of the Company. As a result of this exchange, the Bank became a wholly owned subsidiary of the Company. This exchange was exempt from registration under the Securities Act in reliance on Section 3(a)(12) of the Securities Act. No underwriters were involved in this exchange.

•	On December 31, 2013, the Company sold 4,091,391 shares of common stock for an aggregate principal amount of $5,605,205.67.

•	On February 27, 2014, the Company sold 5,388,127 shares of common stock for an aggregate principal amount of $11,799,998.13.

•	On March 31, 2014, the Company sold 455,479 shares of common stock for an aggregate principal amount of $664,999.34.

•	On April 17, 2014, the Company sold 6,264 shares of common stock for an aggregate principal amount of $9,270.72.

•	On April 25, 2014, the Company sold 485,902 shares of common stock for an aggregate principal amount of $885,801.46.

•	On April 28, 2014, the Company sold 626,241 shares of common stock for an aggregate principal amount of $926,836.68.

•	On April 30, 2014, the Company sold 435,867 shares of common stock for an aggregate principal amount of $645,083.16.

•	On May 30, 2014, the Company sold 462,461 shares of common stock for an aggregate principal amount of $689,066.89.

The sales beginning on December 31, 2013 were made to certain accredited investors and were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act. No underwriters were involved in these sales.

Item 16. Exhibits and Financial Statement Schedules

(a)      The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation*
3.2	By-Laws*
4.1	Form of Common Stock Certificate*
4.2	Rights Agreement between C1 Financial, Inc. and as Rights Agent*
5	Opinion of Shutts & Bowen LLP*
10.1	C1 Financial, Inc. 2014 Omnibus Incentive Plan*
21	Subsidiaries of the registrant
23.1	Consent of Crowe Horwath LLP*
23.2	Consent of Shutts & Bowen LLP (included in Exhibit 5)*
24.1	Power of Attorney (included on signature page)*

*To be filed by amendment.

(b)      The following financial statement schedule is filed as part of this registration statement:

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)      The undersigned registrant hereby undertakes that:

(1)      For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)      For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Petersburg, State of Florida, on the   day of     , 2014.

C1 Financial, Inc.

By:
	Name:	Trevor R. Burgess
	Title:	Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Trevor R. Burgess and Cristian A. Melej, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (principal executive officer)	_, 2014
Trevor R. Burgess

	Chief Financial Officer (principal financial and accounting officer)	_, 2014
Cristian A. Melej

	Chairman and Director	_, 2014
William H. Sedgeman, Jr.

	Director	_, 2014
Brian D. Burghardt

	Director	_, 2014
Phillip L. Burghardt

	Director	_, 2014
Marcelo Faria de Lima

	Director	_, 2014
Robert P. Glaser

	Director	_, 2014
Neil D. Grossman

	Director	_, 2014
Duane L. Moore

	Director	_, 2014
Kathryn B. Pemble

	Director	_, 2014
Adelaide Alexander Sink

EXHIBIT INDEX

Exhibit Number	Description
1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation*
3.2	By-Laws*
4.1	Form of Common Stock Certificate*
4.2	Rights Agreement between C1 Financial, Inc. and as Rights Agent*
5	Opinion of Shutts & Bowen LLP*
10.1	C1 Financial, Inc. 2014 Omnibus Incentive Plan*
21	Subsidiaries of the registrant
23.1	Consent of Crowe Horwath LLP*
23.2	Consent of Shutts & Bowen LLP (included in Exhibit 5)*
24.1	Power of Attorney (included on signature page)*

*To be filed by amendment.